Billabong International Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

09047460

1 December 2009

SEC
Mail Processing
Section

DEC 04 2009

Washington, DC
122

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	18/09/2009	ASX
Change in substantial holding (Capital Group of Companies Inc)	21/09/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	23/09/2009	ASX
Response to ASX Query re Director's Interest Notice	25/09/2009	ASX
Notice of AGM/Proxy Form and Annual Reports	25/09/2009	ASX
Dividend Reinvestment Plan Update	14/10/2009	ASX
Change in substantial holding (Capital Group of Companies Inc)	22/10/2009	ASX
Appendix 3B – issue of shares under the Dividend Reinvestment Plan	23/10/2009	ASX
Form 484 Change to Company Details	23/10/2009	ASIC
Dividend Reinvestment Plan cleansing statement	23/10/2009	ASX
Notice of initial substantial shareholder (Commonwealth Bank Australia)	23/10/2009	ASX
Chairman & CEO Addresses to the AGM	27/10/2009	ASX
Resolutions approved from the AGM	27/10/2009	ASX
Appendix 3B – adjustment to the exercise price for options granted under the EPRP	27/10/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	27/10/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	27/10/2009	ASX
Change in substantial holding (Commonwealth Bank Australia)	02/11/2009	ASX
Change in substantial holding (Commonwealth Bank Australia)	16/11/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	23/11/2009	ASX
Acquisition of Swell.com	24/11/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	27/11/2009	ASX

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	22 June 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	16 September 2009
No. of securities held prior to change	25,991 Edward Thomas Kunkel 90,042 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,033 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	25,991
Number disposed	25,991
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$272,125.77
No. of securities held after change	116,033 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,033 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade to transfer shares from Edward Thomas Kunkel to ETK Nominees Pty Limited <ETK Super Fund A/C>.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

18 September 2009

BY FAX - ORIGINAL IN POST
(61 7 5589 9800)

Billabong International Ltd.
1 Billabong Place
Burleigh Heads,
QLD, Australia, 4220

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder under Section 671B dated 17 September 2009. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purpose of this Notice, an outstanding share balance of 252,017,800 shares was used to calculate the percentage of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Billabong International Ltd.
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	17 September 2009
The previous notice was given to the company on	12 February 2009
The previous notice was dated	11 February 2009

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	15,398,568 shares	7.3369%	21,092,967 shares	8.3696%

The shares being reported under this section are owned by accounts under the discretionary investment management of 2 investment management companies (Capital Research and Management Company and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12 February 2009 - 17 September 2009	The Capital Group Companies, Inc.	Acquisition of Shares	Average price of 7.6988 AUD	5,694,399 Ordinary Shares	5,694,399

See Annexure A dated 11 February 2009

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 17 September 2009 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Associate Counsel

sign here ________________ date 18 September 2009

Annexure "A"

This is the Annexure of 12 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 17 September 2009.

The Capital Group Companies, Inc.

By: ________________________________

Liliane Corzo
Associate Counsel

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	577,675	
	44078400	3,006	
	44099600	1,175	
	44100000	1,442	
	44100100	1,404	
	44100200	1,469	
	44100400	1,952	
	44100500	1,102	
	44106200	12,557	
	44114000	704	
	44114300	4,313	
	44116100	9,644	
	44117600	4,746	
	44117900	1,757	
	44118300	4,215	
	44121000	4,081	
	44123100	1,422	
	44123200	23,016	
	44123600	3,113	
	44123700	913	
	44123900	745	
	44124700	1,980	
	44126400	1,347	
	44126700	829	
	44129400	922	
	44130300	7,742	
	44130700	3,808	
	44132000	10,711	
	44132100	1,867	
	44132400	2,710	
	44134300	5,051	
	44134400	2,625	
	44135000	784	
	44135300	1,486	
	44135400	6,645	
	44135500	2,331	
	44135600	1,613	
	44136100	2,229	
	44137200	6,163	
	44137300	5,428	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44137400	4,978	
	44137800	2,745	
	44139700	20,756	
	44140000	1,893	
	44142300	2,726	
	44142600	2,868	
	44143100	398	
	44143300	3,236	
	44143400	1,220	
	44144400	1,190	
	44144500	2,365	
	44144900	2,061	
	44145300	5,252	
	44146300	2,414	
	44146400	6,400	
	44147000	6,692	
	44147200	1,961	
	44149900	3,245	
	44150000	1,280	
	44150600	469	
	44150700	12,390	
	44150800	3,423	
	44151500	4,926	
	44152400	816	
	44152600	11,545	
	44153200	6,459	
	44153300	6,912	
	44155600	7,353	
	44156000	2,325	
	44156400	2,258	
	44156600	986	
	44158800	2,464	
	44159401	44,968	
	44159600	1,764	
	44159700	4,665	
	44167400	1,735	
	44167600	1,557	
	44168701	5,062	
	44169000	540	
	44172500	7,825	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44177000	2,988	
	44179400	2,559	
	44180200	1,201	
	44184000	5,875	
	44185400	3,488	
	44186400	4,351	
	44186600	7,337	
	44189900	4,472	
	44191600	2,004	
	44195000	2,278	
	44195600	1,720	
	44196100	5,358	
	44210301	5,006	
	44210500	5,354	
	44216401	982	
	44217900	2,629	
	44218900	1,159	
	44219700	1,357	
	44219800	6,827	
	44220900	1,137	
	44221200	1,950	
	44222100	2,569	
	44222800	4,009	
	44222900	5,807	
	44223200	5,102	
	44223300	2,361	
	44224400	28,007	
	44224600	3,305	
	44224800	1,275	
	44225200	1,661	
	44226100	3,092	
	44227800	7,960	
	44228800	1,555	
	44229100	8,574	
	44229500	3,446	
	44229600	1,495	
	44232300	2,010	
	44233100	4,414	
	44235000	1,984	
	44236301	2,738	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44237800	3,459	
	44237900	3,515	
	44240600	13,746	
	44240800	5,427	
	44255600	83,238	
	44278200	46,824	
	44353600	64,110	
	44373400	74,815	
	44374600	62,331	
	44376000	88,213	
	44652000	7,451	
	44653600	2,183	
	44653901	3,073	
	44654000	1,996	
	44655200	2,573	
	44655300	3,015	
	44655500	2,497	
	44656000	263	
	44656800	1,808	
	44657800	1,478	
	44660400	883	
	44662800	2,846	
	44663600	8,789	
	44664500	1,814	
	44668600	3,472	
	44669500	3,344	
	44669700	2,816	
	44670100	2,954	
	44670900	4,767	
	44671900	23,278	
	44675301	2,583	
	44675401	1,333	
	44675601	3,428	
	44675701	7,357	
	44677200	4,460	
	44677300	2,372	
	44677500	2,236	
	44678200	2,316	
	44678300	3,485	
	44678400	1,731	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	44678600	3,137	
	44678700	5,332	
	44678900	5,150	
	70252300	900	
	70252400	1,820	
	70253200	3,628	
	70253400	2,634	
	70255600	11,598	
	70257900	2,000	
	70259100	1,479	
	70259200	1,470	
	70259500	9,041	
	70262900	77,352	
	70263000	70,969	
	70263100	1,979	
	70263600	3,062	
	70263800	9,688	
	70264100	1,696	
	70264700	6,030	
	70264800	1,313	
	70264900	2,711	
	70265000	2,363	
	70265100	3,427	
	70265200	3,066	
	70266000	7,901	
	70266900	2,695	
	70267100	9,018	
	70267200	8,148	
	70267400	1,524	
	70269000	4,366	
	70269500	2,533	
	70269600	2,523	
	70269700	2,889	
	70271700	3,219	
	70272800	2,119	
	70273500	4,230	
	70273800	2,436	
	70273900	1,707	
	70274400	1,823	
	70275400	15,972	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70278600	3,312	
	70279900	1,953	
	70280500	4,706	
	70281100	1,710	
	70282300	2,182	
	70284000	2,889	
	70284800	1,694	
	70284900	3,653	
	70285700	2,329	
	70285900	1,901	
	70286100	4,092	
	70288200	2,164	
	70288800	2,971	
	70289400	15,863	
	70289900	1,472	
	70290100	1,461	
	70290500	1,020	
	70292600	1,952	
	70293400	1,975	
	70293500	1,467	
	70293600	3,352	
	70294700	1,715	
	70295900	1,707	
	70296000	1,812	
	70297800	2,153	
	70299000	1,422	
	70299700	4,913	
	70299800	11,762	
	70300200	1,492	
	70300500	7,423	
	70301400	1,928	
	70302100	1,091	
	70302200	1,402	
	70303100	1,321	
	70303700	1,458	
	70304400	6,844	
	70304800	2,848	
	70305800	1,466	
	70306100	1,914	
	70306300	1,401	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70307500	548	
	70307700	485	
	70309000	2,414	
	70310100	12,385	
	70311100	4,800	
	70313000	3,215	
	70314600	1,580	
	70314700	11,117	
	70315100	910	
	70315200	653	
	70315600	2,535	
	70316100	2,491	
	70316200	2,564	
	70316300	1,617	
	70316500	1,486	
	70317100	1,280	
	70317500	2,033	
	70317800	1,391	
	70317901	6,502	
	70318100	12,144	
	70320700	2,018	
	70320900	1,460	
	70321000	1,473	
	70321300	1,755	
	70321900	1,755	
	70322000	944	
	70322200	758	
	70322400	3,265	
	70322900	881	
	70323200	1,456	
	70323300	2,630	
	70323800	7,927	
	70324100	1,115	
	70324200	1,214	
	70324300	1,053	
	70324400	1,053	
	70324500	1,053	
	70325600	3,403	
	70326400	5,523	
	70326800	2,103	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70331700	2,123	
	70331900	1,901	
	70332200	2,403	
	70332900	2,972	
	70333000	40,672	
	70333100	5,357	
	70334000	2,881	
	70336300	1,937	
	70337400	1,870	
	70339400	2,657	
	70339500	1,793	
	70339800	3,147	
	70340800	685	
	70341900	271	
	70343600	2,989	
	70344900	1,510	
	70347000	3,032	
	70347100	1,424	
	70350300	788	
	70350400	4,764	
	70350600	1,427	
	70350700	1,428	
	70351800	1,947	
	70352400	2,419	
	70352500	685	
	70353200	1,000	
	70460100	1,499	
	70460800	1,538	
	70461400	612	
	70501300	590	
	70501400	6,387	
	70501500	3,203	
	70501600	2,944	
	70501700	2,945	
	70504000	1,345	
	70504700	2,990	
	70505400	753	
	70506000	685	
	70508700	1,538	
	70509700	1,818	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70511400	5,250	
	70512800	1,284	
	70513600	967	
	70515700	9,175	
	70517000	1,109	
	70518500	654	
	70519500	1,315	
	70519700	3,241	
	70519800	8,736	
	70520000	1,250	
	70520101	1,723	
	70520201	2,631	
	70521500	1,399	
	70521800	1,087	
	70521900	4,240	
	70522000	3,202	
	70522100	800	
	70523700	1,003	
	70525000	1,337	
	70527800	1,039	
	70600800	1,736	
	70604400	1,272	
	70605500	9,774	
	70606800	1,370	
	70608100	1,597	
	70608900	540	
	70613900	645	
	70616900	658	
	70617000	773	
	70617400	1,074	
	70681000	1,447	
	70682300	5,418	
	70682600	5,210	
	70682601	4,940	
	70683300	3,438	
	70683500	2,691	
	70686400	9,525	
	70686700	3,738	
	70687401	7,916	
	70687600	2,974	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70687601	2,314	
	70687900	7,389	
	70690400	1,752	
	70691500	3,969	
	70693500	10,903	
	70693600	19,923	
	70694000	5,004	
	70695200	1,230	
	70696600	2,402	
	70697000	10,021	
	70697200	4,541	
	70699300	2,201	
	70699500	5,591	
	70699900	1,120	
	70700000	2,698	
	70700100	3,305	
	70700400	1,631	
	70700600	1,779	
	70701200	6,932	
	70701800	366	
	70702400	2,747	
	70702600	3,612	
	70703300	3,819	
	70703400	7,792	
	70703900	804	
	70704000	1,339	
	70704300	1,883	
	70704400	1,494	
	70704600	5,757	
	70705100	288	
	70705600	2,682	
	70708000	2,912	
	70708200	3,026	
	70708400	2,255	
	70708600	3,314	
	70710200	1,860	
	70712100	2,053	
	70712700	7,890	
	70713000	9,120	
	70713200	1,555	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70713300	1,566	
	70713800	18,016	
	70714300	1,515	
	70715900	3,596	
	70716000	2,600	
	70716200	4,471	
	70717200	16,973	
	70717700	1,938	
	70719100	1,778	
	70719400	1,204	
	70719700	1,735	
	70720000	1,480	
	70720200	3,762	
	70721500	1,886	
	70721700	1,580	
	70721800	2,091	
	70722000	1,944	
	70722200	1,966	
	70722300	1,557	
	70722500	2,718	
	70722600	1,525	
	70722800	1,369	
	70723000	2,153	
	70723100	1,708	
	70723300	3,464	
	70723600	1,318	
	70723700	1,178	
	70723900	3,571	
	70724700	5,420	
	70724900	4,325	
	70725200	1,235	
	70725300	1,374	
	70725400	1,178	
	70725500	1,178	
	70725700	1,505	
	70726000	1,070	
	70726400	1,565	
	70726700	2,927	
	70726900	1,459	
	70727400	1,135	

Australia Annexure
Billabong International Ltd.
17 September 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
	70727600	1,388	
	70728600	1,029	
	70729000	1,091	
	70729500	2,578	
	70730200	1,276	
	70730400	1,084	
	70731100	1,581	
	70731300	1,545	
	70732100	1,711	
	70733000	2,016	
	70733100	2,003	
	70734500	31,099	
	70734800	2,963	
	70735100	1,486	
	70735300	7,756	
	70736000	1,909	
	70736200	532	
	70736300	1,046	
	70737100	1,583	
	70737400	2,090	
	70737800	8,747	
	70738100	1,600	
	70739800	2,233	
	70741000	4,077	
	70742200	1,638	
	70742300	3,603	
	70742400	2,187	
	70742500	2,190	
	70743600	2,952	
		2,805,052	
Capital Research and Management Company	11000033	9,133,367	
	11000035	8,690,970	
	11000075	463,578	
		18,287,915	
GRAND TOTAL		**21,092,967**	**8.37%**

Nominee List

Billabong International Ltd.

17 September 2009

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44078400	3,006
44100500	1,102
44142600	2,868
44196100	5,358
44653600	2,183
44654000	1,996
70274400	1,823
70297800	2,153
70320900	1,460
70523700	1,003
70617000	773
70686700	3,738
70700400	1,631
70737400	2,090
70737800	8,747
70738100	1,600

Total Shares: 41,531

Australia & New Zealand Banking Grp Ltd
35, Elisabeth Street
PO Box 2842AA
Melbourne VIC 3000

44224800	1,275

Total Shares: 1,275

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44132100	1,867
44135400	6,645

Total Shares: 8,512

Cede & Co.
55 Water Street
New York, NY 10006

44144400	1,190

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

44233100	4,414

Total Shares: 5,604

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000033	9,133,367
44000600	577,675
44106200	12,557
44114000	704
44114300	4,313
44117900	1,757
44118300	4,215
44121000	4,081
44123200	23,016
44123600	3,113
44123700	913
44123900	745
44124700	1,980
44132400	2,710
44134400	2,625
44135300	1,486
44135600	1,613
44143400	1,220
44156000	2,325
44167600	1,557
44172500	7,825
44180200	1,201
44191600	2,004
44220900	1,137
44221200	1,950
44222100	2,569
44222800	4,009
44255600	83,238
44376000	88,213
70252300	900
70252400	1,820
70253200	3,628
70253400	2,634
70255600	11,598

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70257900	2,000
70259100	1,479
70259200	1,470
70259500	9,041
70263100	1,979
70263600	3,062
70263800	9,688
70264700	6,030
70264800	1,313
70264900	2,711
70265000	2,363
70265100	3,427
70265200	3,066
70266000	7,901
70266900	2,695
70267100	9,018
70267200	8,148
70267400	1,524
70278600	3,312
70279900	1,953
70280500	4,706
70281100	1,710
70282300	2,182
70284000	2,889
70284800	1,694
70284900	3,653
70285700	2,329
70285900	1,901
70286100	4,092
70288200	2,164
70288800	2,971
70289400	15,863
70292600	1,952
70299000	1,422
70299700	4,913
70299800	11,762
70300200	1,492
70300500	7,423
70317100	1,280
70317500	2,033
70318100	12,144
70322400	3,265

Nominee List

Billabong International Ltd.

17 September 2009

Nominee Name

70334000	2,881
70336300	1,937
70340800	685
70341900	271
70460100	1,499
70460800	1,538
70461400	612
70501300	590
70501400	6,387
70501700	2,945
70508700	1,538
70509700	1,818
70512800	1,284
70525000	1,337
70681000	1,447
70682300	5,418
70682600	5,210
70682601	4,940
70683300	3,438
70683500	2,691
70686400	9,525
70687401	7,916
70687600	2,974
70687900	7,389
70690400	1,752
70691500	3,969
70693500	10,903
70693600	19,923
70694000	5,004
70695200	1,230
70696600	2,402
70697000	10,021
70697200	4,541
70699300	2,201
70700000	2,698
70700100	3,305
70701200	6,932
70701800	366
70702400	2,747
70702600	3,612
70703300	3,819

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70703400	7,792
70703900	804
70704600	5,757
70705100	288
70705600	2,682
70708000	2,912
70708200	3,026
70708400	2,255
70708600	3,314
70712100	2,053
70712700	7,890
70713000	9,120
70713200	1,555
70713300	1,566
70713800	18,016
70719100	1,778
70719700	1,735
70720000	1,480
70720200	3,762
70721500	1,886
70721800	2,091
70722200	1,966
70722500	2,718
70722800	1,369
70723300	3,464
70723600	1,318
70723700	1,178
70725700	1,505
70726000	1,070
70726400	1,565
70726700	2,927
70726900	1,459
70731300	1,545
70733000	2,016
70735100	1,486

Total Shares: 10,439,761

Chase Manhattan Nominee Ltd.
Australia

44130700	3,808
44135500	2,331

Nominee List

Billabong International Ltd.

17 September 2009

Nominee Name

44136100	2,229
44142300	2,726
44143100	398
44143300	3,236
44144500	2,365
44144900	2,061
44146300	2,414
44146400	6,400
44150000	1,280
44150600	469
44150700	12,390
44150800	3,423
44152400	816
44156400	2,258
44185400	3,488
44186400	4,351
44210301	5,006
44223200	5,102
44224600	3,305
44229600	1,495
44237800	3,459
44237900	3,515
44652000	7,451
44653901	3,073
44660400	883
44662800	2,846
44663600	8,789
44668600	3,472
44669700	2,816
44675601	3,428

Total Shares: 111,083

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44135000	784
44169000	540
44217900	2,629
44219700	1,357
44655200	2,573

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

44655300	3,015
44655500	2,497
44656000	263
44656800	1,808
44670100	2,954
44675401	1,333
44678900	5,150

Total Shares: 24,903

Deutsche Bank Mannheim

44140000	1,893

Total Shares: 1,893

J.P. Morgan

44137800	2,745
44156600	986
44222900	5,807
44223300	2,361
44225200	1,661

Total Shares: 13,560

JP Morgan Chase Bank

44669500	3,344
70302100	1,091
70306300	1,401
70307500	548
70307700	485
70309000	2,414

Total Shares: 9,283

Mellon Bank N.A.
London Branch
London
United Kingdom

70302200	1,402
70343600	2,989
70350300	788
70350400	4,764

9,943

Nominee List

Billabong International Ltd.

17 September 2009

Nominee Name

National Australia Custodian Services
5th Floor Sout
271 Collings Street
Melbourne, Victoria 3000

44153300	6,912
44240800	5,427
70269000	4,366

Total Shares: 16,705

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

44132000	10,711
44134300	5,051
44137200	6,163
44137300	5,428
44137400	4,978
44145300	5,252
44151500	4,926
44158800	2,464
44159600	1,764
44227800	7,960
44229100	8,574
44240600	13,746
44373400	74,815
44374600	62,331
44671900	23,278
44678700	5,332
70273900	1,707
70317901	6,502
70504000	1,345
70687601	2,314
70742300	3,603

Total Shares: 258,244

National Nominees
82 Pitt Street
Sydney, NSW 2000

Total Shares:

Nominee List

Billabong International Ltd.

17 September 2009

Nominee Name

Australia

44152600	11,545
44228800	1,555

Total Shares: 13,100

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

70262900	77,352
70263000	70,969
70275400	15,972
70290500	1,020
70304400	6,844
70339400	2,657
70339500	1,793
70339800	3,147
70699500	5,591

Total Shares: 185,345

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700	20,756

Total Shares: 20,756

State Street Bank & Trust Co.

44100000	1,442
44100100	1,404
44100200	1,469
44116100	9,644
44117600	4,746
44123100	1,422
44126400	1,347
44126700	829
44129400	922
44153200	6,459
44167400	1,735
44168701	5,062
44177000	2,988

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

44179400	2,559
44184000	5,875
44189900	4,472
44195000	2,278
44216401	982
44218900	1,159
44219800	6,827
44232300	2,010
44657800	1,478
44664500	1,814
44670900	4,767
44677300	2,372
44677500	2,236
70264100	1,696
70269500	2,533
70269600	2,523
70269700	2,889
70271700	3,219
70272800	2,119
70289900	1,472
70290100	1,461
70295900	1,707
70296000	1,812
70301400	1,928
70303100	1,321
70304800	2,848
70305800	1,466
70306100	1,914
70310100	12,385
70311100	4,800
70314600	1,580
70314700	11,117
70315100	910
70315200	653
70315600	2,535
70316100	2,491
70316200	2,564
70316300	1,617
70316500	1,486
70317800	1,391
70320700	2,018

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70321000	1,473
70321300	1,755
70321900	1,755
70322000	944
70322200	758
70322900	881
70323200	1,456
70323300	2,630
70323800	7,927
70324100	1,115
70324200	1,214
70324300	1,053
70324400	1,053
70324500	1,053
70325600	3,403
70326400	5,523
70326800	2,103
70331700	2,123
70331900	1,901
70332900	2,972
70333000	40,672
70337400	1,870
70344900	1,510
70347000	3,032
70347100	1,424
70350600	1,427
70350700	1,428
70351800	1,947
70352400	2,419
70352500	685
70353200	1,000
70501500	3,203
70501600	2,944
70504700	2,990
70505400	753
70506000	685
70513600	967
70515700	9,175
70517000	1,109
70518500	654
70519500	1,315

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70519700	3,241
70519800	8,736
70520000	1,250
70520101	1,723
70521500	1,399
70521800	1,087
70527800	1,039
70600800	1,736
70604400	1,272
70605500	9,774
70606800	1,370
70608100	1,597
70608900	540
70613900	645
70616900	658
70617400	1,074
70699900	1,120
70700600	1,779
70704000	1,339
70704300	1,883
70704400	1,494
70710200	1,860
70714300	1,515
70715900	3,596
70716000	2,600
70716200	4,471
70717200	16,973
70717700	1,938
70719400	1,204
70721700	1,580
70722300	1,557
70722600	1,525
70723000	2,153
70723100	1,708
70723900	3,571
70724700	5,420
70725200	1,235
70725300	1,374
70725400	1,178
70725500	1,178
70727400	1,135
70727600	1,388

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70728600	1,029
70729000	1,091
70729500	2,578
70730200	1,276
70730400	1,084
70731100	1,581
70732100	1,711
70733100	2,003
70734500	31,099
70734800	2,963
70737100	1,583
70739800	2,233
70741000	4,077
70742200	1,638
70742400	2,187
70742500	2,190
70743600	2,952

Total Shares: 446,244

Westpac Banking Corp

44099600	1,175
44100400	1,952
44159700	4,665
44195600	1,720
44210500	5,354
44224400	28,007
44226100	3,092
44229500	3,446
44235000	1,984
44236301	2,738
44678600	3,137
70273500	4,230
70273800	2,436
70293400	1,975
70293500	1,467
70293600	3,352
70294700	1,715
70303700	1,458
70313000	3,215
70511400	5,250
70722000	1,944

Nominee List

Billabong International Ltd.
17 September 2009

Nominee Name

70724900	4,325

Total Shares: 88,637

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	8,690,970
11000075	463,578
44130300	7,742
44147000	6,692
44147200	1,961
44149900	3,245
44155600	7,353
44159401	44,968
44186600	7,337
44278200	46,824
44353600	64,110
44675301	2,583
44675701	7,357
44677200	4,460
44678200	2,316
44678300	3,485
44678400	1,731
70332200	2,403
70333100	5,357
70520201	2,631
70521900	4,240
70522000	3,202
70522100	800
70735300	7,756
70736000	1,909
70736200	532
70736300	1,046

Total Shares: 9,396,588

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	22 June 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1. 29 June 2009 2. 7 August 2009
No. of securities held prior to change	71,816 Mrs Margaret Jackson 3,872 Ms Margaret Jackson <Lauren Donazzan A/c> 3,872 Ms Margaret Jackson <Matthew Donazzan A/c> 6,245 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,224 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 45,948 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 12,490 Roger Donazzan 28,000 WJ & DJ Jackson **270,259 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	1. 56,516 2. 10,276
Number disposed	1. 56,516 2. 10,276

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. NIL 2. NIL	
No. of securities held after change	71,816	Mrs Margaret Jackson
	3,872	Ms Margaret Jackson <Lauren Donazzan A/c>
	3,872	Ms Margaret Jackson <Matthew Donazzan A/c>
	6,245	Kimbry Pty Ltd <Bassano #1 Business a/c>
	31,224	Kimbry Pty Ltd <The Donazzan Super Fund a/c>
	45,948	Graemar Nominees Pty Ltd <Jaws Family Fund a/c>
	66,792	Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c>
	12,490	Roger Donazzan
	28,000	WJ & DJ Jackson
	270,259	**TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Change of trustee for MA Jackson Superannuation Fund A/c from Graemar Nominees Pty Ltd to Jackazzan Pty Ltd.	

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

25 September 2009

Ms Frances Finucan
Senior Advisor, Issuers (Brisbane)
ASX Market Supervision Pty Ltd
Level 5
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

By email: frances.finucan@asx.com.au

Dear Frances

RESPONSE TO ASX QUERY

I refer to your letter of 23 September 2009 and my discussions with you.

Billabong International Limited (Billabong) lodged the Appendix 3Y on 23 September 2009 to update the name of the holder of the relevant shares.

There was no notifiable interest or change to such an interest as defined under the ASX Listing Rules and therefore no obligation to lodge an Appendix 3Y at any time either on 23 September 2009 or at any earlier time.

In relation to the adequacy of our procedures Billabong has in place procedures for the capturing of information in relation to any changes in the interests of directors. The lodgement of the Appendix 3Y was triggered by an internal review undertaken as a matter of course to check trades for board reporting purposes. We believe that our procedures are adequate.

Yours sincerely
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
COMPANY SECRETARY

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4000
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

23 September 2009

Ms Maria Manning
Company Secretary
Billabong International Limited
1 Billabong Place
BURLEIGH HEADS QLD 4220

Email transmission: mmanning@billabong.com.au

Dear Ms Manning

Billabong International Limited (the "Company")
Appendix 3Y Change of Director's Interest Notice

We refer to the following;

1. The Appendix 3Y lodged by the Company with ASX on Wednesday, 23 September 2009 for Margaret Jackson (the "Appendix 3Y");

2. Listing rule 3.19A which requires an entity to tell ASX the following:

   3.19A.1 The notifiable interests of a director of the entity (or in the case of a trust, a director of the responsible entity of the trust) at the following times.
   - On the date that the entity is admitted to the official list.
   - On the date that a director is appointed.

   The entity must complete Appendix 3X and give it to ASX no more than 5 business days after the entity's admission or a director's appointment.

   3.19A.2 A change to a notifiable interest of a director of the entity (or in the case of a trust, a director of the responsible entity of the trust). The entity must complete Appendix 3Y and give it to ASX no more than 5 business days after the change occurs.

   3.19A.3 The notifiable interests of a director of the entity (or in the case of a trust, a director of the responsible entity of the trust) at the date that the director ceases to be a director. The entity must complete Appendix 3Z and give it to ASX no more than 5 business days after the director ceases to be a director.

3. Listing rule 3.19B which states as follows.

An entity must make such arrangements as are necessary with a director of the entity (or in the case of a trust, a director of the responsible entity of the trust) to ensure that the director discloses to the entity all the information required by the entity to give ASX completed Appendices 3X, 3Y and 3Z within the time period allowed by listing rule 3.19.A. The entity must enforce the arrangements with the director.

4. The Companies Update dated 27 June 2008, reminding listed entities of their obligation to notify ASX within 5 business days of the notifiable interests in securities held by each director and outlining the action that ASX would take in relation to breaches of listings rules 3.19A and 3.19B.

The Appendix 3Y indicates that the change in Margaret Jackson's notifiable interests occurred on Monday, 29 June 2009 and Friday, 7 August 2009. It appears that Margaret Jackson should have lodged an Appendix 3Y with ASX by Monday, 6 July 2009 and Friday, 14 August 2009 respectively. Consequently, the Company may be in breach of listing rules 3.19A and/or 3.19B. It also appears that the director concerned may have breached section 205G of the Corporations Act.

Please note that ASX is required to record details of breaches of the listing rules by listed companies for its reporting requirements.

ASX reminds the Company of its contract with ASX to comply with the listing rules. In the circumstances, ASX considers that it is appropriate that the Company make necessary arrangements to ensure there is not a reoccurrence of a breach of the listing rules.

Having regard to listing rules 3.19A and 3.19B and Guidance Note 22: "Director Disclosure of Interests and Transactions in Securities - Obligations of Listed Entities", we ask that you answer each of the following questions:

1. Please explain why the Appendix 3Y was lodged late.

2. What arrangements does the Company have in place with its directors to ensure that it is able to meet its disclosure obligations under listing rule 3.19A?

3 If the current arrangements are inadequate or not being enforced, what additional steps does the Company intend to take to ensure compliance with listing rule 3.19B?

Your response should be sent to me by email at frances.finucan@asx.com.au or facsimile on facsimile number (07) 3832 4114. It should **not** be sent to the Company Announcements Office.

A response is requested as soon as possible and, in any event, not later than half an hour before the start of trading **(i.e. before 9.30am EST) on Friday, 25 September, 2009.**

Under listing rule 18.7A, a copy of this query and your response **will** be released to the market, so your response should be in a form suitable for release and should separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Yours sincerely

Finucan

Frances Finucan
Senior Adviser, Issuers (Brisbane)

Billabong International Limited

ABN 17 084 923 946



ASX ANNOUNCEMENT

ANNUAL GENERAL MEETING AND ANNUAL REPORTS

GOLD COAST, 25 September 2009: The following documents will be despatched to shareholders today:

- Chairman's Letter
- AGM location map
- Notice of Meeting
- Explanatory Memorandum
- Proxy Form
- Shareholder Review
- Full Financial Report

MARIA MANNING
COMPANY SECRETARY

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

Billabong
International
Limited
ABN 17 084 923 946







25 September 2009

Dear Shareholder,

Please accept this letter as a formal invitation to attend the 2009 Annual General Meeting of Billabong International Limited.

The meeting will commence at 10.00am on Tuesday, 27 October 2009 and will be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland. This is the same location as the 2008 Annual General Meeting.

Enclosed with this invitation is a Notice of Meeting, Explanatory Memorandum and Proxy Form. These documents, together with Billabong International Limited's 2008-09 Full Financial Report and 2008-09 Shareholder Review, are available on the website www.billabongbiz.com. Only those shareholders who have elected to receive a Full Financial Report or Shareholder Review will receive a copy by post.

If you are attending the meeting, please bring this letter with you to assist us in the efficient processing of your registration. If you are unable to attend, you may appoint a proxy to vote for you at the meeting by completing the attached Proxy Form. If you intend to appoint a proxy, please return the completed proxy form in accordance with the directions on the form by 10.00am on Sunday, 25 October 2009.

Your Directors look forward to seeing you at this meeting.

Yours sincerely

TED KUNKEL

Please bring this letter to the Annual General Meeting for Registration

AGM REGISTRATION

The 2009 Annual General Meeting of Billabong International Limited is to be held on Tuesday, 27 October 2009 at 10.00am at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, with registration commencing at 9.00am.

1 Billabong Place
Burleigh Heads
QLD 4220 Australia

PO Box 283
Burleigh Heads
QLD 4220 Australia

Tel +61 7 5589 9899
Fax +61 7 5589 9654

www.billabongbiz.com

Billabong 2009 Annual General Meeting

The Billabong International Limited 2009 Annual General Meeting will be held at
Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Qld
Tuesday, 27 October 2009 at 10.00am


CONRAD JUPITERS –
HOTEL FLOOR PLAN, CASINO LEVEL
Feel the Rhythm
CONRAD JUPITERS
MAIN CASINO LEVEL
DOWNSTAIRS JUPITERS THEATRE
TAKE ESCALATOR TO UPPER LEVEL CASINO
LIFTS
STAIRCASE
HOTEL LIFTS
FOYER
MAIN ENTRANCE
NEWSAGENCY
SPINNERS CAFE
FOOD FANTASY
OUTDOOR POOL AREA
NORTH ATRIUM EXIT
SOUTH ATRIUM EXIT
ATRIUM BAR
PARADISE GIFTS
THE PRINCE ALBERT ENGLISH PUB
1 EVENT SERVICES MANAGER
2 EVENT SERVICES ADMIN
STAIRS DOWN TO BANK TELLER & CARPARK
ESCALATOR TO LOBBY LEVEL
SOUTHPORT
GOLD COAST
SURFERS PARADISE
GALLERY
PAVILION TERRACE
PAVILION LAWNS
PAVILION MARQUEE
TENNIS COURT
CARPARK

Parking is available on site at Conrad Jupiters

Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Billabong International Limited
ABN 17 084 923 946

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of shareholders of Billabong International Limited will be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland at 10.00 a.m. on Tuesday, 27 October 2009.

ORDINARY BUSINESS

Financial Report and Directors' and Audit Reports

To receive and consider the Financial Report, including the Directors' Declaration, for the year ended 30 June 2009 and the related Directors' Report and Audit Report.

Re-election of Directors

1. Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution and, being eligible, offers himself for re-election.
2. Ms. Colette Paull retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution and, being eligible, offers herself for re-election.
3. Mr. Paul Naude retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution and, being eligible, offers himself for re-election.

Remuneration Report

4. That the Remuneration Report for the year ended 30 June 2009 be adopted.
   (Note: the vote on this resolution is advisory only and does not bind the Directors or the Company).

SPECIAL BUSINESS

Awards to Executive Directors under the Executive Performance Share Plan

5. That the award of up to 88,170 fully paid ordinary shares, for no consideration, to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2010 be approved for the purposes of ASX Listing Rule 10.14.
6. That the award of up to 76,262 fully paid ordinary shares, for no consideration, to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan for the financial year ended 30 June 2010 be approved for the purposes of ASX Listing Rule 10.14.

Approval of adjustment of Exercise Price of Options

7. That the amendment of the terms of grant of options granted under the Executive Performance and Retention Plan during the 2008/09 financial year to Mr. Derek O'Neill, Mr. Craig White and Mr. Shannan North to adjust the exercise price of the options in the manner set out in the Explanatory Memorandum which accompanies this Notice of Annual General Meeting, be approved.
8. That the amendment of the terms of grant of options granted under the Executive Performance and Retention Plan during the 2008/09 financial year to Mr. Paul Naude to adjust the exercise price of the options in the manner set out in the Explanatory Memorandum which accompanies this Notice of Annual General Meeting, be approved.

By Order of the Board
MARIA MANNING
COMPANY SECRETARY

Voting Exclusion Statement

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by any director of the entity (except those directors who are ineligible to participate in any employee incentive scheme in relation to the entity) and any of their associates in relation to Resolutions 5 and 6.

In accordance with the ASX Listing Rules, in relation to Resolutions 7 and 8 the Company will disregard any votes cast by a person who holds an option that is the subject of the approval and any of their associates.

However, in each case the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

If you are unable to attend and vote at the meeting and you wish to appoint a person who is attending as your proxy, please complete the enclosed form of proxy. This form must be received by the Company or the Company's share registry, Computershare Investor Services Pty Limited, by 10.00 a.m. on Sunday, 25 October 2009.

The completed form of proxy may be:

- Mailed to the Company at PO Box 283, Burleigh Heads, Queensland, 4220;
  Faxed to the Company at +61 7 5589 9654; or
  E-mailed to secretary@billabong.com.au; or
- Mailed to the Company's share registry, Computershare Investor Services Pty Limited, at GPO Box 242, Melbourne, Victoria, 3001, Australia; or
  Faxed to Computershare Investor Services Pty Limited on 1800 783 447 or +61 3 9473 2555; or
- Submitted online to the Company's share registry by visiting the website, www.investorvote.com.au
  You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) and Control Number as shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website; or
- www.intermediaryonline.com (for Intermediary Online Subscribers only (custodians)).

Further details in respect of the resolutions to be put to the meeting are set out in the accompanying Explanatory Memorandum.

The time for the purposes of determining voting entitlements pursuant to regulation 7.11.37 of the Corporations Regulations will be 7.00 p.m. (Sydney time) on Sunday, 25 October 2009.

Billabong International Limited
ABN 17 084 923 946

EXPLANATORY MEMORANDUM

Financial Report and Directors' and Audit Reports

As required by section 317 of the *Corporations Act 2001 (Cth)*, the Financial Statements for the financial year ended 30 June 2009 together with the statement and report by the Directors and the report by the auditor will be laid before the meeting. Members will be provided with the opportunity to ask questions about the reports and the management of the Company. However, there will be no formal resolution put to the meeting in relation to this matter.

Resolutions 1, 2, and 3 - Re-election of Directors

Mr. Gordon Merchant retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution. Mr. Merchant has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Mr. Merchant offers himself for re-election.

Ms. Colette Paull retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution. Ms. Paull has been a Non-Executive Director of the Company since 4 July 2000. Being eligible, Ms. Paull offers herself for re-election.

Mr. Paul Naude retires by rotation in accordance with Article 6.3 (b) of the Company's Constitution. Mr. Naude has been an Executive Director of the Company since 14 November 2002. Being eligible, Mr. Naude offers himself for re-election.

The Board (in each case, in the absence of the relevant director) unanimously recommends that shareholders vote in favour of the re-election of Mr. Gordon Merchant, Ms. Colette Paull and Mr. Paul Naude.

Resolution 4 - Remuneration Report

Section 250R of the *Corporations Act 2001 (Cth)* requires that the Company's members vote on whether or not the Remuneration Report should be adopted. This vote is ***advisory only*** and the outcome will not be binding on the Directors or the Company.

The Remuneration Report is set out on pages 10 to 26 of the Directors' Report in the Company's 2008/09 Full Financial Report. The report:

- explains the Company's remuneration reward framework for its executives and key management team;
- discusses how the remuneration reward framework aligns reward with achievement of strategic and financial objectives and creation of value for shareholders;
- sets out remuneration details for each director and for the Company's executives and key management team;
- provides details on all equity instruments provided as remuneration to each director of the Company and its senior managers; and
- details major provisions of service agreements between the Company and the executives and key management team.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 4.

Resolutions 5 and 6 - Awards to Executive Directors under the Executive Performance Share Plan (EPSP)

The establishment of the Billabong International Limited Executive Performance Share Plan was approved by shareholders at the Company's Annual General Meeting on 22 October 2004. The EPSP is designed to provide an incentive for executives to achieve above average performance over the medium term in the Company's businesses. Under the EPSP, Directors of the Company are able to make an award of fully paid ordinary shares in the Company to selected Billabong executives. The shares remain in the possession of the trustee of the EPSP pursuant to the provisions of the Billabong Executive Performance Share Plan Trust Deeds and will not vest in the executive until the performance criteria specified by the Board at the time of the award of the shares have been achieved. Participants are not required to pay for the performance shares.

As advised to shareholders at previous Annual General Meetings the Directors expect to make annual awards of performance shares under the EPSP to the Executive Directors. Any performance shares issued to Executive Directors require approval of shareholders under ASX Listing Rule 10.14, including in relation to shares issued under the EPSP.

The Board proposes to make an award of performance shares to each of Mr. Derek O'Neill, the Chief Executive Officer of the Company and Mr. Paul Naude, the General Manager, Billabong North America.

The performance criteria for these awards of performance shares are based on Billabong's earnings per share (EPS) growth for the 3 years ending 30 June 2010 to 30 June 2012 (performance period) as follows:

a) if annual compound earnings per share (EPS) growth is less than 6%, no performance shares will vest;

b) if annual compound EPS growth is equal to 6%, 50% of the shares awarded will vest. If annual compound EPS growth is greater than 6% but less than 10%, the proportion of performance shares vesting will be increased on a pro-rata basis between 50% and 100%;

c) if annual compound EPS growth is equal to or greater than 10%, 100% of the shares awarded will vest.

The EPS growth targets will be measured against the financial year ended 30 June 2009. The EPS for this 'base year' will be calculated using the number of the Company's shares on issue as at 30 June 2009. This number of shares will be used due to the entitlement offer undertaken by the Company during the 2008/09 financial year so as to enable a 'like for like' EPS comparison for future years.

A summary of the major provisions of the rules of the EPSP can be viewed on the Company's website www.billabongbiz.com

As shareholders would be aware, the Government has recently announced changes to the taxation of employee equity arrangements. Draft legislation to effect those changes has been prepared, but the legislation is not yet finalised or enacted. However, the changes will apply to all equity acquired after 1 July 2009. As such the changes will apply to performance shares granted under the EPSP. The structure of the performance share awards has been determined having regard to the draft legislation, so as to ensure that the grant provides an incentive for executives, drives performance and is tax effective for both the Company and executives. However, if the final form of legislation will result in a different impact, the Board may, in accordance with its powers under the rules of the EPSP, adjust the structure of the awards to ensure that these aims continue to be met.

At the 2008 AGM shareholders approved a grant of 71,704 performance shares to Mr. O'Neill and a grant of 62,020 performance shares to Mr. Naude. Those performance shares were granted on 30 November 2008 at no cost to either Executive Director, in accordance with the terms approved by shareholders.

It is intended that the relevant performance shares will be issued within three (3) months of the AGM, and no later than twelve (12) months after the AGM.

The Company will bear the full cost of the grant of performance shares. There is no loan or other repayment required in respect of the grant of the performance shares. That is, as noted above, Mr. O'Neill and Mr. Naude will not be required to pay for the performance shares granted to them.

Details of any fully paid ordinary shares issued under the EPSP will be published in the Company's Full Financial Report for the year ending 30 June 2010, including confirmation of approval for the issue of the fully paid ordinary shares under ASX Listing Rule 10.14.

Any additional persons who become entitled to participate in the EPSP after the resolution has been approved and who were not named in the Notice of Meeting will not participate until approval is obtained under ASX Listing Rule 10.14.

Each of the Non-Executive Directors of the Company recommends that shareholders vote in favour of these resolutions.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by any director of the entity (except those directors who are ineligible to participate in any employee incentive scheme in relation to the entity) and any of their associates in relation to Resolutions 5 and 6.

However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolutions 7 and 8 – Approval of Adjustment of Exercise Price of Options

In 2008 Billabong introduced the Executive Performance and Retention Plan (EPRP) under which eligible executives may be granted options on terms and conditions determined by the Board. The EPRP and the 2008 grants to the Executive Directors under the EPRP were approved by the Company's shareholders at the 2008 AGM. In accordance with that approval, Billabong granted options to the following five executives under the EPRP during the 2008/09 financial year:

- Derek O'Neill - 629,007 options;
- Paul Naude – 524,170 options;
- Craig White - 314,503 options;
- Franco Fogliato – 314,503 options; and
- Shannon North – 314,503 options.

On 18 May 2009, Billabong launched a 2 for 11 accelerated pro-rata non-renounceable entitlement offer (Entitlement Offer) at a discount to market price.

The Board has power under the rules of the EPRP to adjust the exercise price to take account of corporate actions such as the Entitlement Offer. The 2008 approval included approval of the Board's powers in this respect. The purpose of this power is to ensure that optionholders are not unfairly advantaged or disadvantaged by corporate actions, such as the Entitlement Offer. The increase in the Company's share capital as a result of the Entitlement Offer and the impact on the share price could potentially affect the options granted under the EPRP during the 2008/09 financial year. The Board has determined to exercise its discretion under the rules of the EPRP to adjust the exercise price of all options granted during the 2008/09 financial year in light of the Entitlement Offer to ensure that the purposes of the EPRP, to incentivise executives and drive long term successful performance, are maintained.

If the Board determines to exercise its discretion to adjust the exercise price of options in circumstances such as these, the rules of the EPRP require the Board to have regard to the Listing Rules doing so. The applicable Listing Rule is ASX Listing Rule 6.22.2, which contains a formula to determine the amount of the adjustment to the exercise price.

Billabong International Limited
ABN 17 084 923 946

The formula in ASX Listing Rule 6.22.2 is as follows:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

O' = the new exercise price of the option

O = the old exercise price of the option (refer below)

E = the number of underlying securities into which one option is exercisable (= 1)

P = the volume weighted average market price per security of the underlying securities during the Company's five (5) trading days ending on the day before the ex entitlement date (= $9.80)

S = the subscription price for a security under the entitlement issue (= $7.50)

D = the dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue) (not applicable, therefore zero)

N = the number of securities which must be held to receive a right to one new security (= 5.5, as the offer was a 2 for 11 entitlements offer)

In relation to Resolution 7, the original exercise price for the options granted to Mr. O'Neill, Mr. White and Mr. North was $11.43. It is proposed that the exercise price be reduced to $11.08 for these Australian resident executives, applying the formula in Listing Rule 6.22.2. Subject to receipt of shareholder approval at the AGM, the change in the exercise price of the options granted to these executives will be made and become effective on the date of the AGM (27 October 2009).

The calculation to determine the reduced exercise price for Mr. O'Neill, Mr. White and Mr. North is set out below:

$$O' = 11.43 - \frac{1\,[9.80 - (7.50 + 0)]}{5.5 + 1}$$

$$O' = 11.43 - \frac{2.3}{6.5}$$

$$O' = 11.43 - 0.35$$

$$O' = 11.08$$

In relation to Resolution 8, the original exercise price for the options granted to Mr. Naude was $11.43. As Mr. Naude is a US resident, the exercise price adjustment will only occur if the adjustment does not result in adverse tax consequences for Billabong or Mr. Naude. Accordingly, it is proposed that the exercise price for Mr. Naude's options be reduced to $11.08, applying the formula in Listing Rule 6.22.2, or, if the fair market value of the Company's shares on the date the exercise price is adjusted is greater than $11.08, to a higher exercise price which is equal to the share's fair market value on the date the exercise price is adjusted (but no higher than the original exercise price of $11.43). On the date of the AGM the Company will announce to the ASX the fair market value of the Company's shares for these purposes, and therefore, the adjusted exercise price of Mr. Naude's options. This detail will also be announced at the AGM. Accordingly, subject to receipt of shareholder approval at the AGM, the change in the exercise price of Mr. Naude's options will become effective on the date of the AGM (27 October 2009), and the Company will adjust the exercise price of Mr. Naude's options to the exercise price announced on the date of the AGM.

The calculation to determine the minimum reduced exercise price for Mr. Naude is set out below:

$$O' = 11.43 - \frac{1\,[9.80 - (7.50 + 0)]}{5.5 + 1}$$

$$O' = 11.43 - \frac{2.3}{6.5}$$

$$O' = 11.43 - 0.35$$

$$O' = 11.08$$

Mr. Fogliato is a French resident who was granted options under a French sub-plan, which complies with French legal and tax requirements and which therefore restricts the ability to amend the exercise price of options after their grant date. As a result, the exercise price for Mr. Fogliato's options will **not** be adjusted and the terms of his options will **not** be amended.

In accordance with the ASX's current practice the waivers granted by the ASX to the Company under Listing Rule 6.23, Billabong now seeks shareholder approval to amend the terms of grant of the options in accordance with the power of the Board to adjust the exercise price of the options so that the exercise price is adjusted as set out in this Explanatory Memorandum.

It is not proposed to change the performance conditions approved by shareholders at the 2008 AGM, nor any of the other terms and conditions of the options. The change to the exercise price will not impact whether or not the performance conditions are satisfied. If the change in exercise price is approved the only effect will be that when the options vest and become exercisable each holder of options must pay the applicable lower exercise price to exercise their options and receive shares.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by a person who holds an option that is the subject of the approval and any of their associates in relation to Resolutions 7 and 8. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction of the proxy form or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Billabong International Limited

ABN 17 084 923 946

000001 000 BBG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

Online:
www.investorvote.com.au
For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:

(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

- ☑ **Cast your proxy vote**
- ☑ **Access the annual report**
- ☑ **Review and update your securityholding**

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10:00am (Brisbane time) Sunday 25 October 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form ➔

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Billabong International Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Billabong International Limited to be held at Conrad Jupiters, Surfers Paradise Rooms I & II, Broadbeach Island, Broadbeach, Queensland at 10.00am Tuesday, 27 October 2009 and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	For	Against	Abstain
ORDINARY BUSINESS			
1. Re-election of Mr. Gordon Merchant as a Director	☐	☐	☐
2. Re-election of Ms. Colette Paull as a Director	☐	☐	☐
3. Re-election of Mr. Paul Naude as a Director	☐	☐	☐
4. Adopt the Remuneration Report for the year ended 30 June 2009	☐	☐	☐
SPECIAL BUSINESS			
5. Approve the award of up to 88,170 fully paid ordinary shares to Mr. Derek O'Neill pursuant to the Billabong International Limited Executive Performance Share Plan	☐	☐	☐
6. Approve the award of up to 76,262 fully paid ordinary shares to Mr. Paul Naude pursuant to the Billabong International Limited Executive Performance Share Plan	☐	☐	☐
7. That the amendment of the terms of grant of options granted under the Executive Performance and Retention Plan during the 2008/09 financial year to Mr. Derek O'Neill, Mr. Craig White and Mr. Shannon North to adjust the exercise price of the options in the manner set out in the Explanatory Memorandum which accompanies this notice of annual general meeting, be approved	☐	☐	☐
8. That the amendment of the terms of grant of options granted under the Executive Performance and Retention Plan during the 2008/09 financial year to Mr. Paul Naude to adjust the exercise price of the options in the manner set out in the Explanatory Memorandum which accompanies this notice of annual general meeting, be approved.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___


BILLABONG.
SHAREHOLDER
REVIEW
08
09
BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946






element
wind · water · fire · earth

Detailed information on the financial performance of Billabong International Limited and the remuneration of senior executives is available in the Full Financial Report 2008-09 located on the Company's website (www.billabongbiz.com).

It is difficult to provide meaningful comment on the 2008-09 financial year without first referring to the extraordinary economic environment that afflicted the world, most notably the United States. The severe economic contraction evident in late 2008 and early 2009 tested the business model fundamentals of nearly every commercial enterprise. Against this background, Billabong International Limited emerged in a strong competitive and financial position, despite delivering its first ever decline in reported net profit after tax predominantly as a result of the weak consumer environment.

Managing through the economic climate was indeed a challenge, not the least of which was the difficulty it presented in terms of forward visibility within the business. The speed of the downturn in the United States impacted the short and medium term predictability of performance, while uncertainty about the pace of the recovery clouded longer term forecasting. In response to the impact of the macroeconomic environment, the Company made a series of adjustments to guidance as actual results were booked and indent orders were received. These results were further influenced by extreme swings in foreign exchange rates, particularly the AUD versus the USD which fell approximately 39% from a high of 98c to a low of 60c and then lifted approximately 35% from its low to close the year at 81c. Given more than 80% of the Company's sales are derived offshore, such volatility in exchange rates over a short period had a significant impact on guidance and, ultimately, on reported results.

Another important issue within the volatile macroeconomic disruptions was the impact on financial institutions, with the flow of funds through credit markets becoming extremely constrained. While the Company was moderately geared and its borrowing facilities remained committed for more than 12 months to maturity, the situation in credit markets made it prudent for the Company to explore ways to strengthen its balance sheet and remove the potential for refinancing risk in the near term. This review led the Company to undertake an accelerated non-renounceable entitlement offer to existing shareholders in May 2009. In developing the structure of the offer, the Company felt it important to engage existing shareholders and, following strong interest, the institutional offer closed oversubscribed. Retail investors were given the opportunity to subscribe for more than their entitlements and approximately 99% of eligible retail shareholders received shares for their full application, including any over-subscription for which they applied.

The $291 million raised through the offer strengthened the Company's balance sheet, reducing the gearing ratio to 16%, and gave it greater flexibility to manage its ongoing financing requirements.

Adherence to good corporate governance practices remained a focus through the year. With this in mind, the Company amended its governance guidelines to reflect the Australian Securities Exchange (ASX) Corporate Governance Council's revised recommendations on accountability. While not prescriptive, the recommendations provide a framework to help ensure appropriate management of companies. They establish eight core principles, each of equal importance, that provide direction on company structure and practices. The ASX changes applied to the Group from the 2008-09 financial year and the Group is in compliance with all of the recommendations.

On a global level, the Company continued to engage in voluntary corporate responsibility benchmarking to facilitate external monitoring of performance. This included the calculation and reporting of its global carbon footprint, ongoing participation in the Carbon Disclosure Project and a commitment to the

maintenance of high workplace standards through the application of Social Accountability International's SA8000 standard in the factories of third party manufacturers. The Company also maintained its investment into communities and causes associated with the boardsports lifestyle, with the youth-focused SurfAid International Schools Program supported by Billabong being the key initiative. Such initiatives are considered culturally important to the Group and help build social and environmental awareness and action among target consumers.

While difficult in many respects, the 2008-09 financial year challenged the Board of Directors and management to focus on the key issues confronting the business, to enhance its strengths and to make positive changes to areas open to improvement. This heightened awareness of the business and, in particular, its adaptability in times of global economic instability has positioned the Company well to navigate through the current cycle and emerge in a stronger and more competitive position.

I thank all employees for their strong work ethic, their ongoing commitment to the maintenance of brand equity and their persistence through these most challenging of times. I also take this opportunity to thank shareholders for their ongoing support of the business.

Ted Kunkel
Chairman


BILLA
BONG



The maintenance of brand equity, an underlying core consideration in all decisions within Billabong International Limited, took on renewed significance in the 2008-09 financial year. In a global environment marked by an unprecedented wave of economic instability, exchange rate volatility and caution among retailers and consumers, the Group was presented with complex challenges not seen before in the history of the business. Primary amongst these was an abrupt retreat in underlying revenues (pre acquisitions) in the United States as consumers reacted to the economic impacts, with the end result being discounting and an excess of inventory throughout the boardsports industry. The Group chose the maintenance of brand equity above all else and, while difficult in the short term, managed the situation throughout the period, thereby minimising the impact on margins while protecting the long term integrity of the brands. The decision highlights the value the Company places on brand equity and demonstrates that performance is sometimes measured against how well intangible values are managed and protected, as much as it is about short term financial results.

Key brands within the Group's portfolio performed well through the 2008-09 financial year, with Billabong, the Group's foundation brand, again experiencing growth in reported sales revenues. Strong growth was also achieved with Element, Nixon and Xcel, while Tigerlily continues to build solid sales momentum off a lower base. Product innovation within the brands remained a key strength and highlights the design creativity within the Group. Two new brands were brought into the Group through the year, the first being the Sector 9 skateboard brand from Southern California. Sector 9 was founded in 1994 and specialises in the manufacture of longboards, a niche category within the skate market. The brand performed strongly in its first year in the Group and achieved further market penetration outside of its primary sales territory of the United States. Three months into the financial year, the Company acquired the DaKine brand, a leader in the boardsport accessories category. DaKine was founded in Hawaii in 1979 and is now based in the windsurfing and snowboarding hotspot of Hood River, Oregon. The brand made a very strong initial contribution to the Group and retains its exciting global growth potential.

The Group also experienced further growth in its global retail footprint, with the number of Company-owned doors rising to 335 (from approximately 245 in the prior year). In the United Kingdom, the 14-door Two Seasons retail business was added to the portfolio in an acquisition that brought valuable retail management expertise into the Group. Similarly, the Quiet Flight retail chain based on the east coast of the United States had its first full year in the Group and made a significant contribution in retail management experience terms. The Group also opened the redeveloped Kirra Surf store, a landmark location that showcases the Group's brands, particularly its range of hardware, in its home market of Australia's Gold Coast.

Development of the Group's brands and retail concepts in emerging territories continued, with Asia an area of particular focus. As an example, the Group leveraged its presence in the Japanese market to support the establishment of a new Company-owned operation in Korea. This was accompanied by the opening of a number of retail stores in Asia to service growing demand for products that communicate the boardsports lifestyle. Similarly, South America and various territories throughout Europe continued to show a very strong growth profile and illustrate the ongoing opportunity for the continued development of each of the Group's brands. Germany was a good example of this, with the Group's sales growing strongly despite recession gripping the wider economy.

The addition of the new brands, retail businesses and growth territories helped the Group's annual sales revenue climb beyond the $1.5 billion milestone for the first time, ultimately settling at $1.67 billion for the 2008-09 financial year. Operating net profit after tax of $160.2 million, which was down on the prior year, was largely reflective of the extremely testing economic climate, while reported EBITDA was just 2.4% lower at $284.8 million. There was also a non-cash impairment charge on retail assets of $7.4 million post tax, which took the final reported net profit after tax to $152.8 million. The final reported NPAT represented the first time the listed company did not achieve a record profit. However, in the context of the broader economic climate the results were considered respectable and represented significant out-performance when compared to the Company's international peers.

The Company also maintained its strong focus on corporate governance and social and environmental considerations and undertook significant additional measures to prepare for the year ahead, with the initiatives including a strengthening of the balance sheet through an entitlement offer for shareholders and a realignment of overheads to reflect the broader trading environment. These measures, together with a continuing focus on core operational activities such as innovation, product functionality and marketing activities to support the boardsports lifestyle, will help consolidate the Company's position as a leader in the global youth market and prepare the business for the challenges of the 2009-10 financial year and beyond.

Derek O'Neill
Chief Executive Officer



BILLA
BONG


Billabong

NPAT
$152.8 MILLION

SALES REVENUE
$1.67 BILLION

EBITDA
$284.8 MILLION

EPS
69.2 cents per share

ORDINARY PARTIALLY FRANKED DIVIDEND
45 cents per share (full year)

Billabong International Limited - Year ended 30th June

	AIFRS* FY 2008-9	AIFRS* FY 2007-8	AIFRS* FY 2006-7	AIFRS* FY 2005-6	AIFRS* FY 2004-5	AGAAP* FY 2003-4
Income Statement ($million)						
Third Party Sales	1,669.1	1,347.6	1,222.9	1,018.2	840.7	674.7
EBITDA	284.8	292.0	259.1	235.2	197.3	144.1
Depreciation	(37.6)	(27.1)	(21.4)	(14.4)	(8.7)	(8.1)
Amortisation	(0.5)	(0.1)	(0.4)	(1.3)	(1.3)	(2.9)
Impairment	(9.5)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
EBIT	237.2	264.8	237.3	219.5	187.3	133.1
Net Interest Expense	(31.2)	(19.2)	(15.5)	(6.6)	(3.6)	(5.2)
Profit Before Income Tax	206.0	245.6	221.8	212.9	183.7	127.9
Income Tax Expense	(53.2)	(69.3)	(54.2)	(67.2)	(58.5)	(40.9)
Profit for the Year	152.8	176.3	167.6	145.7	125.2	87.0
Minority Interest	0.0	0.1	(0.4)	0.2	0.0	0.0
Profit Attributable to Members of Billabong International Limited	152.8	176.4	167.2	145.9	125.2	87.0
Basic Earnings per Share	69.2 cents	85.7 cents**	81.2 cents**	70.8 cents**	61.0 cents**	43.0 cents**
Dividend per Share	45.0 cents	55.5 cents	50.5 cents	44.0 cents	38.0 cents	26.5 cents

* Historical Results of BBG as a listed entity on the Australian Securities Exchange.
** EPS has not been adjusted to reflect the increased issued capital following an equity issue in the 2008-09 financial year.

Profit after tax for the year ended 30 June 2009 was $152.8 million, a decrease of 13.3% in reported terms (a decrease of 26.2% in constant currency terms) compared to the 2007/08 year (the prior year). Excluding the after tax impact of an impairment charge expense of $7.4 million, the profit after tax for the year ended 30 June 2009 was $160.2 million, a decrease of 9.2% in reported terms (a decrease of 22.6% in constant currency terms) compared to the prior year.

SALES REVENUE


A$MILLIONS
2008
2009
AUSTRALASIA
A$MILLIONS
2008
2009
AMERICAS
A$MILLIONS
2008
2009
EUROPE

Reported profit after tax was adversely impacted in particular by a deterioration in trading conditions at a consumer level in the United States partly offset by the favourable impact of the depreciation in the AUD against the USD and the Euro.

Sales revenue of $1,669.1 million, excluding third party royalties, represented an increase of 23.9% in reported terms (9.1% in constant currency terms) over the prior year. At a segment level, in reported terms, sales revenue in Australasia increased 7.6%, the Americas increased 34.9% and Europe increased 23.4% over the prior year.

Consolidated gross margins remained strong at 53.2% compared to the prior year's 54.9%, reflecting a combination of various factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current challenging trading environment, together with the dilutionary impact of the acquisitions of DaKine and Sector 9 whose gross margins are lower due to the extensive use of third party distributors.

EBITDA of $284.8 million, represented a slight decrease of 2.4% in reported terms (13.9% in constant currency terms) compared to the prior year principally reflecting the current challenging trading environment, particularly in the United States. The Europe segment was a highlight, with EBITDA growth of 21.1% in reported terms.

The consolidated EBITDA margin of 17.1% decreased by 4.6% compared to that of the prior year of 21.7%, driven by segment mix with strong reported EBITDA growth and consistent strong EBITDA margins in Europe offset by lower margins in the Americas and, to a lesser extent, Australasia.

Australasia

Compared with the prior year in reported terms, sales revenue increased 7.6% to $444.3 million (up from $412.7 million) and EBITDA decreased 8.8% to $100.4 million (down from $110.1 million). EBITDA margins were lower at 22.6% compared to 26.7% in the prior year, reflecting the segment's changing regional mix.

In constant currency terms, sales revenue increased 3.9% and EBITDA decreased 10.6%.

Sales revenue growth in local currencies was particularly strong in Japan and Asia, with both territories delivering strong EBITDA growth. Sales revenue in Australia and New Zealand were in line with that of the prior year. Trading conditions in South Africa were difficult, with margins being adversely impacted following a steep depreciation of the South African Rand against the USD.

Americas

Compared with the prior year in reported terms, sales revenue increased 34.9% to $836.8 million (up

from $620.5 million), driven by acquisitions and the stronger USD against the AUD. EBITDA decreased 10.8% to $99.9 million (down from $112.0 million). EBITDA margins were lower at 11.9% compared to 18.1% in the prior year, reflecting the extremely weak trading and macroeconomic conditions in North America. The significant weakening of the CAD against the USD also had an adverse impact on the segment result.

In constant currency terms, sales revenue increased 12.1% and EBITDA decreased 28.0%. Strong double digit sales revenue and EBITDA growth was achieved in South America.

Europe

Compared with the prior year in reported terms, sales revenue increased 23.4% to $388.0 million (up from $314.4 million) and EBITDA rose 21.1% to $82.4 million (up from $68.0 million). EBITDA margins of 21.2% were in line with the prior year of 21.6%, driven by a combination of cost controls, operational synergies and currency related product purchasing benefits, offset by the significant weakening of the GBP against the Euro.

In constant currency terms, sales revenue increased 9.3% and EBITDA increased 5.7%. Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2010.


element
wind · water · fire · earth

BILLABONG.

Billabong remained one of the world's leading youth apparel brands, with its success largely a reflection of the fusion between product design and marketing. Through the 2008-09 financial year, fellow riders voted the Billabong Air&Style Innsbruck snowboard competition as the event of the year, Wolle Nyvelt won the TransWorld snowboarder of the year title and Jamie Anderson won the Ticket to Ride snowboard world title. Surfer Joel Parkinson, who in December 2008 won Hawaii's Triple Crown of Surfing, is leading the Association of Surfing Professionals 2009 World Championship Tour (WCT) after winning three of the first five events of the year, while fellow Billabong rider Taj Burrow was ranked fourth. Billabong is also achieving success on the ASP's Women's WCT, with emerging surfer Paige Hareb earning her place on the 2009 world tour and sponsored rider Silvana Lima winning the season's second event to again emerge as a world title contender. Billabong's WCT events in Tahiti, South Africa, Spain and Hawaii continue to set new standards in terms of audience reach and technological progress, while grass roots events such as the Occy Grom Comp are now being run in multiple international destinations. The Billabong XXL Global Big Wave Awards continue to grow in stature, with team riders Maya Gabeira earning best female performance, Grant Baker the best male performance and the biggest wave award and Greg Long earning ride of the year. Billabong also continued to sponsor other key international events including the World Junior Championships and the ISA World Surfing Games. At a product level the brand also achieved excellent success with its stretch boardshort program and its best-selling SG5 solar-heated wetsuit. Product collaborations, such as Billabong's Metallica boardshorts, as well as signature series product, such as a new Taj Burrow apparel collection, continue to excite retailers and consumers. Similarly, products such as Billabong's award-winning boardshorts made from recycled plastic bottles helped retain the brand's position as a leader in both design and product development.

www.billabong.com


surfers
BOARDSHORTS


BILLA
BONG


BILLA
BONG




ORIGINAL

element
wind · water · fire · earth

Element continued to build its visibility and cement its position as one of the defining brands within the global skateboarding community. While the key to the brand's success remains a strong product offering, Element continued to build on its heritage as a brand committed to social equity and improved environmental outcomes. Its Conscious by Nature campaign was a highlight, with the initiative defining both the brand's culture and a product collection crafted from organic or sustainable materials and now comprising up to 20% of each seasonal offering. The brand also focused on the further rollout of its This Is My Element series of tours and seminars to build self esteem in young people and educate them about social and environmental improvement. The initiative involves interaction with inspirational speakers, including skateboarders and Element ambassadors, to bridge the gap between academic studies and real life experiences and help youth achieve goals and make better life choices. Similarly, Element participated in a product collaboration with TOMS Shoes, with needy children gifted an Element skateboard or a pair of its partner's shoes for each product sold through the program. Product involved in the partner program sold through at retail in record time. Element continued its advocate program that supports inspirational youths, including boardsport athlete and double amputee Amy Purdy who runs the non-profit Adaptive Action Sports initiative. Among other initiatives, Element launched its Travel Well cruiser skateboard category, opened a highly successful Element branded store in Orlando, Florida, maintained its Element Skatecamp program in the US and expanded its Make It Count skateboarding event into a national amateur contest series in the US. Make It Count is also the name of a new film, with associated product offering, covering the defining moments in Element's history.

www.elementskateboards.com

www.elementeden.com







VONZIPPER

Von Zipper remained a key offering in the eyewear category within the global boardsports market, with the brand capitalising on the release of a range of new styles and successful category extensions into jackets, denim and surf trunks within its apparel range. Von Zipper extended its sponsorship of events, with a particular focus on the support of 'trials' where winners gain entry into the associated main event. An example of this is the Von Zipper Trials in Tahiti and South Africa where the winning surfers gained wildcard entry into the associated Billabong Pro World Championship Tour events. Von Zipper was also very active in the support of high profile bands, boardsport athletes and youth culture personalities. These included the recent signing of snowboarder Robbie Walker and being the touring sponsor of music acts Donovan Frankenreiter and US street hip-hop icon Mickey Avalon.

www.vonzipper.com






VON
ZIP
PER

NIXON

Nixon retained its place as a category leader in watches and accessories, with the brand recording solid sales in the 2008-09 financial year. Highlights in the period included a category extension into headphones, the launch of Nixon's first solar-charged watch, The Volta, and the debut showing of the brand at the world's largest watch and jewellery tradeshow in Switzerland. Nixon also launched a successful pop-up shop within boutique retailer Henri Bendel, on New York's Fifth Avenue, to showcase new product and limited edition pieces. In team news, Nixon signed emerging hip-hop recording artist Santigold to support its women's marketing initiatives, while 2008 Triple Crown of Surfing runner up Dusty Payne was signed to the men's global surf team.

www.nixonnow.com


NIXON







tigerlily

Tigerlily continued to distinguish itself as a unique brand within the boardsport, swim and fashion channels. Its fusion of fashion and classic themes combined with unique textiles and prints express an individuality and beauty about both product and brand. Tigerlily continued to grow strongly within its home market of Australia and made a successful entry into the United States ahead of its launch at the Miami Swim Show in July 2009. The brand introduced accessories to the range through the 2008-09 financial year and completed development for the launch of footwear in the 2009-10 year. The success of the Tigerlily brand saw the opening of a retail store in Noosa's Hastings Street in Queensland, with further store openings planned in premium locations in central Melbourne.

www.tigerlilyswimwear.com.au







DAKINE

DaKine accessories are increasingly recognised globally for high levels of performance, quality and technical function. DaKine continues to become the brand of choice for many of the world's best boardsports athletes and was successfully integrated into the Group following its acquisition in October 2008. DaKine maintained strong sales growth globally and performed in line with expectation in its first nine months in the Group. At a marketing level, global awareness of the brand continued to build following record penetration from a range of online, broadcast and print media activities. DaKine-sponsored athletes continued to achieve strong results, with Kai Barger winning the Association of Surfing Professionals Billabong World Junior Championships. DaKine received strong retailer support and media exposure from a Hawaii tour by skate team riders Paul Machnau, Chris Haslam, Brent Atchley and Sierra Fellers, while amateurs Theotis Beasley, Tyler Bledsoe and Andrew Langi are emerging as some of skateboarding's most exciting future prospects. DaKine also maintained support sponsorship in a range of surf, skate and snow events and branded retailer promotions, including a joint initiative in the US with Grammy Awards-nominated band Death Cab for Cutie. The brand also broadened its range of technical apparel for the bike market and, in a first for DaKine, signed three key mountain bike athletes in Thomas Vanderham, Andrew Shandro and Geoff Gulevich to its technical bike clothing line.

www.dakine.com







XCEL

Xcel continued to build on its international customer base and lift brand awareness, resulting in strong sales growth across the full year. The brand was successfully integrated into the Group's operations in a number of key European markets and is also achieving good penetration into the major surfing markets of the Southern Hemisphere. The Hawaii-based wetsuit brand, which has historically focused on coastal markets, also experienced good results in its entry into the outdoor market in non-coastal areas. Xcel's government sales, which include lifeguard and rescue equipment, increased by approximately 28%, with much of the increase coming from US-based production at Xcel's Hawaii factory. At a product and marketing level, Xcel's reputation as a developer of functional and innovative product was again demonstrated with the introduction of a new bamboo and recycled polyester wetsuit lining. This, coupled with Xcel's ongoing use of limestone-based neoprene and glues, also helped demonstrate the brand's commitment to better environment outcomes. The same philosophy was apparent at an operational level, with Xcel commissioning the installation of a solar voltaic system to power its headquarters. Building on its prior efforts to raise global skin cancer awareness, Xcel relaunched its partnership with the Cancer Research Centre of Hawaii (CRCH). Under the arrangement, a portion of Xcel's UV performance gear sales are donated to fund cancer research. Among Xcel's sponsored riders, Bede Durbidge finished runner up in the Association of Surfing Professionals 2008 world title race, Bonga Perkins won the ASP world longboard title and Nathaniel Curran won the ASP World Qualifying Series to earn his place on the 2009 ASP World Championship Tour. Xcel also signed women's ASP world longboard champion Joy Monahan to its team of riders and celebrated the 25th running of the Xcel Pro at Sunset Beach in Hawaii.

www.xcelwetsuits.com


XCEL




XCEL

The Sector 9 brand has completed its first full year in the Group and performed ahead of initial expectations. Sector 9 has continued to expand its market penetration outside of its home market of the United States and its increased visibility is creating further growth opportunities. As a leader in the long skateboard segment of the market, Sector 9 continues to develop innovative and compelling products to enhance the brand's style and performance. Sector 9 has also developed strong authenticity and credibility as an environmentally aware and sustainability-focused company, which has added to its appeal.

www.sector9.com



SECTOR
NINE



OFF THE WALL 2

KUSTOM

Kustom footwear maintained its focus on developing brand awareness within the specialty boardsports retail channel. The brand achieved significant growth in the Australasian region in the latter part of the year following management changes in the prior 12 months. At a marketing level, Kustom continued its association with youth-inspired progressive aerial surfing through its global Kustom Airstrike competition. To illustrate the international appeal of the event, it was ultimately won by a Hawaiian surfer whose winning manoeuvre was captured by a Californian videographer during a surfing session at Canguu in Bali. Kustom was also boosted with the signing of three-time world surfing champion Andy Irons to its stable of sponsored riders. He joins other elite athletes including Joel Parkinson, winner of the 2008 Triple Crown of Surfing and a frontrunner for the 2009 world title.

www.kustomfootwear.com







HONOLUA
SURF CO.

Honolua has firmly established itself as an authentic and leading brand honouring the Hawaii-inspired waterman lifestyle, which incorporates disciplines including big-wave surfing, long distance paddling and stand-up paddle surfing. Celebration of this lifestyle is evident through sponsorship of events including the prestigious 32-mile Catalina to Manhattan Beach paddle race in California and the iconic 32-mile Molokai to Oahu Paddleboard Race in Hawaii, as well as emerging shorter-course events such as the Honolua Ocean Paddle Race from Snapper Rocks to Currumbin Creek in Australia. Honolua continues to sponsor some of the world's most respected watermen, including big-wave surfer Archie Kalepa, Buzzy Kerbox, Kiva Rivers and Association of Surfing Professionals World Longboard Champion Bonga Perkins.

www.honoluasurf.com







PALMERS

The Palmers brand, the smallest brand in terms of its contribution to Group sales, remained a leader in the supply of surf hardware and surf wax. Palmers also continued to build its apparel offer, which comprises a limited range of boardshorts, dress shirts, denim and t-shirts showcasing the brand's irreverent heritage. A number of structural changes, both at management and marketing levels, were implemented during the year to drive future growth of the business. Surfers Josh Kerr and Heath Joske continued to represent the high performance side of the brand, while model Brooke Evers was signed to represent the fun side of the brand.

www.palmerssurf.com.au


PALMERS


JOSH FULLER


JOSH KERR
TAIL PAD


HEATH JOSKE
TAIL PAD

The Group continues to view Company-owned retail as an important channel to get product in front of consumers, primarily in markets that are not well represented by the Group's normal wholesale account base. While the speed of the Company's global retail rollout slowed in the second half, the number of Company-owned doors lifted to 335 across the full year. These comprised businesses operating under retail banners including Billabong, Element, Amazon, Quiet Flight, Honolua, beachculture, Local Knowledge, Tigerlily, Xcel, Beachworks, Two Seasons, Kirra Surf and outlet stores. As at 30 June 2009, the Company had 303 traditional retail doors and 32 shop-in-shop concepts. The Group's own retail performed well in Australasia, while North America and some European territories were impacted by the global economic slowdown. Overall, Company-owned retail contributed approximately 21% of Group revenue in the 2008-09 financial year.


BILLABONG.
Asia


BILLABONG.
Chamonix - France


KUSTOM

TED KUNKEL
(Non-Executive Chairman)

Ted Kunkel was previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. He has extensive international business experience.

DEREK O'NEILL
(Executive Director)

Derek O'Neill was appointed as Chief Executive Officer effective 1 January, 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Derek was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France.

TONY FROGGATT
(Non-Executive Director)

Tony Froggatt was appointed as a Non-Executive Director of Billabong International Limited on 21 February 2008. Tony holds a Bachelor of Law, from Queen Mary College, London University, MBA (Marketing) Columbia University, Graduate School of Business, New York. He is the former Chief Executive Officer of the Scotland-based brewer Scottish and Newcastle PLC and a current Non-Executive Director of Brambles Limited, AXA Asia Pacific Holdings Limited and National Mutual Life Association of Australasia Limited.

MARGARET JACKSON AC
(Non-Executive Director)

Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of Australia and New Zealand Banking Group Limited, The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, John Fairfax Holdings Limited, Southcorp Limited and Chairman of Qantas Airways Limited. She was appointed a Non-Executive Director of Billabong International Limited on 4 July 2000. Ms Jackson is also a Director and Chairman of FlexiGroup Limited.

ALLAN MCDONALD
(Non-Executive Director)

Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company director. Mr McDonald is Chairman of Astro Japan Property Trust and Chairman of Multiplex Property Trust.

GORDON MERCHANT
(Non-Executive Director)

Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. He is a director of Plantic Technologies Ltd.

PAUL NAUDE
(Executive Director)

Paul Naude was appointed President of Billabong's American operations in September 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management.

COLETTE PAULL
(Non-Executive Director)

Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October, 1999.

The Billabong Group maintained its commitment to social and environmental sustainability initiatives and, where appropriate, the reporting of progress against independent standards.

The ongoing application of Social Accountability International's SA8000 standard through the Group's third-party supply chain remained a key initiative. The Group undertook more than 500 full SA8000 audits or corrective action plan audits through the year, resulting in continued improvement in supply chain workplace practices. As an SAI Corporate Member, Billabong has committed to using management systems to drive continual improvement of social performance in its supply chain.

Other social initiatives include ongoing investment into communities associated with the boardsports lifestyle, primarily through support of groups such as SurfAid International and a range of boardsport-related causes. The SurfAid International Schools Program supported by Billabong reached 159 schools in Australia in the year to 30 June. The program aims to develop in students an understanding of being a global citizen using the humanitarian challenges and achievements of SurfAid International as an educational example for action. The global rollout of the program has also begun, with 38 schools adopting the scheme in New Zealand and preliminary work under way on its planned introduction into schools in California. Separate to the schools program, the Group's support of SurfAid also helped the organisation reach nearly 90% of the 70,000 Mentawai Islands' population with specially treated mosquito nets and malaria education in some very remote areas. SurfAid reached this milestone in December 2008 and, besides distributing more than 27,000 nets to nearly 18,000 Mentawai households in the previous two years, SurfAid teams also conducted more than 13,000 malaria parasite tests and nearly 1000 KAP (Knowledge, Attitude, Practice) surveys. Since the inception of the SurfAid malaria program in 2000, with the Group's financial support, SurfAid has now delivered 60,915 specially treated mosquito nets and malaria education to more than 300 villages in the Mentawai and Nias islands, which includes emergency relief work after the 2004 tsunami and the 2005 Nias earthquake. The Indonesian Government's Malaria Department has acknowledged SurfAid's success with the program by inviting SurfAid to present its Malaria Free Mentawai drama at an International Malaria Day event in Jakarta.

Allied to Billabong's social initiatives are a range of environmental programs, including the ongoing calculation and reporting of the Group's global carbon footprint. The Group's footprint is measured against the Australian Government's National Greenhouse and Energy Reporting Act 2007 and the National

Greenhouse and Energy Reporting Regulations 2008, with emissions from international operations calculated based on the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. As part of the effort to reduce emissions, the Xcel brand completed the conversion of its Hawaii headquarters to solar power. All global emissions data for the Group is available on the website www.billabongbiz.com and is also reported to the Carbon Disclosure Project, an international climate change reporting mechanism.

Each of the brands within the Group continues to focus on individual environment initiatives, ranging from in-house recycling through to enhancements in product development. As an example, Billabong achieved a new milestone in its recyclable boardshorts and apparel made from used plastic bottles, with approximately five million bottles recycled since the program's inception in 2007. Billabong athletes also continue to progress environment causes, with surfer Dave Rastovich emerging as the industry's leading campaigner for the protection of marine environments.


5 MILLION
PLASTIC BOTTLES
YOU WON'T SEE
FLOATING IN
THE OCEAN!
Be the Change
ECO-SUPREME SUEDE
RECYCLED BOARDSHORTS

The Australian Securities Exchange Corporate Governance Council's revised governance guidelines on accountability were applicable to the Group from the 2008-09 financial year. The Group complies with each of the Council's eight recommended principles. The principles are:

1: Lay solid foundations for management and oversight
2: Structure the board to add value
3: Promote ethical and responsible decision-making
4: Safeguard integrity in financial reporting
5: Make timely and balanced disclosure
6: Respect the rights of shareholders
7: Recognise and manage risk
8: Remunerate fairly and responsibly

Full details of the Company's corporate governance practices are available on pages 30 to 36 in the Company's 2008-09 Full Financial Report. Additionally, details including relevant policies are available under the 'investors' section of the website www.billabongbiz.com.


NIXON

AUSTRALIA
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

BRAZIL
GSM BRASIL LTDA
Incorporated in Brazil
Rua Natividade 139
Sao Paulo SP CEP 04513-020 BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636

CANADA
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H45 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

CHILE
GSM CHILE LIMITADA
Av. Luis Pasteur 6493
Comuna de Vitacura
Santiago de Chile
CHILE
PH: + 56 2 218 7041
FAX: + 56 2 219 3753

FRANCE
GSM (EUROPE) PTY LTD
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

HONG KONG
GSM (CENTRAL SOURCING) PTY LTD
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

INDONESIA
PT BILLABONG INDONESIA
Istana Kuta Galleria Block Techno 12A-B
Jalan Patih Jelantik
Kuta BALI 80361
PH: + 62 361 769157
FAX: + 62 361 769158

JAPAN
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 6F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

NEW ZEALAND
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
44 Arrenway Drive Albany
AUCKLAND 0632 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

PERU
SANMAREE PTY LTD
(SUCURSAL DEL PERÚ)
Av. Benavides 1744
Miraflores
Lima 18
PERU
PH: + 51 1 243 3157
FAX: + 51 1 243 3159

SINGAPORE
GSM TRADING (SINGAPORE) PTY LTD
8 Jalan Kilang Timor #03-05
Kewalram House
SINGAPORE 159305
PH +65 6270 9181
FAX +65 6270 0127

SOUTH AFRICA
GSM TRADING (SOUTH AFRICA) PTY LTD
2A Da Gama Road
Jeffreys Bay, Eastern Cape
SOUTH AFRICA 6330
PH: +27 42 200 2600
FAX: +27 42 293 2478

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

The Group's Malaysian operations are coordinated through the Singapore office.





DIRECTORS

Ted Kunkel, Non-Executive Chairman
Derek O'Neill, Chief Executive Officer
Tony Froggatt, Non-Executive Director
Margaret Jackson, AC, Non-Executive Director
Allan McDonald, Non-Executive Director
Gordon Merchant, Non-Executive Director
Paul Naude, Executive Director
Colette Paull, Non-Executive Director

COMPANY SECRETARY

Maria Manning, B.Bus (Acc), CPA and FCIS

SENIOR MANAGEMENT

Derek O'Neill, Chief Executive Officer
Craig White, Chief Financial Officer
Franco Fogliato, General Manager, Billabong Europe
Paul Naude, General Manager, Billabong USA
Shannan North, General Manager, Billabong Australasia

PRINCIPAL AND REGISTERED OFFICE

1 Billabong Place,
BURLEIGH HEADS QLD 4220 AUSTRALIA
Telephone: +61 7 5589 9899
Facsimile: +61 7 5589 9800

POSTAL ADDRESS

PO Box 283
BURLEIGH HEADS QLD 4200 AUSTRALIA

INTERNET

Corporate: www.billabongbiz.com
Marketing: www.billabong.com

SHARE REGISTRY

Computershare Investor Services Pty Limited
GPO Box 523 BRISBANE QLD 4001
Telephone Australia: +1 300 552 270
Telephone International: +61 7 9415 4000
Facsimile: +61 7 3237 2152
Email: web.queries@computershare.com.au


FLOW
BILLABONG.

AUDITORS
PricewaterhouseCoopers:
Riverside Centre
123 Eagle Street BRISBANE QLD 4000

SOLICITORS
Allens Arthur Robinson:
Level 28, Deutsche Bank Place
Corner of Hunter & Phillip Streets SYDNEY NSW 2000
Clayton Utz:
71 Eagle Street BRISBANE QLD 4000
Freehills:
101 Collins Street MELBOURNE VIC 3000
Minter Ellison:
159 Varsity Parade VARSITY LAKES QLD 4227

BANKERS
Commonwealth Bank of Australia:
240 Queen Street BRISBANE QLD 4000
Westpac Banking Corporation:
260 Queen Street BRISBANE QLD 4000
HSBC Bank Austrlia Limited:
300 Queen Street BRISBANE QLD 4000
Australia and New Zealand Banking Group Limited:
324 Queen Street BRISBANE QLD 4000
Société Générale:
BAYONNE CEDEX FRANCE
Bank of America:
19-29 Martin Place SYDNEY NSW 2000

STOCK EXCHANGE LISTING
Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG

ANNUAL GENERAL MEETING
The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, Broadbeach, Qld, on Tuesday 27 October 2009 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be made available to all shareholders.


EMS ENVIRONMENTAL MANAGEMENT SYSTEMS
ECF ELEMENTAL CHLORINE FREE
EMS ENVIRONMENTAL MANAGEMENT SYSTEMS
FOREST MANAGEMENT
FULLY RECYCLABLE & BIODEGRADABLE





BILLABONG.
08
09
FULL FINANCIAL
REPORT
BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946





DIRECTORS

Ted Kunkel, Non-Executive Chairman
Derek O'Neill, Chief Executive Officer
Tony Froggatt, Non-Executive Director
Margaret Jackson, AC, Non-Executive Director
Allan McDonald, Non-Executive Director
Gordon Merchant, Non-Executive Director
Paul Naude, Executive Director
Colette Paull, Non-Executive Director

COMPANY SECRETARY

Maria Manning, B.Bus (Acc), CPA and FCIS

SENIOR MANAGEMENT

Derek O'Neill, Chief Executive Officer
Craig White, Chief Financial Officer
Franco Fogliato, General Manager, Billabong Europe
Paul Naude, General Manager, Billabong USA
Shannan North, General Manager, Billabong Australasia

PRINCIPAL AND REGISTERED OFFICE

1 Billabong Place,
BURLEIGH HEADS QLD 4220 AUSTRALIA
Telephone: +61 7 5589 9899
Facsimile: +61 7 5589 9800

POSTAL ADDRESS

PO Box 283
BURLEIGH HEADS QLD 4200 AUSTRALIA

INTERNET

Corporate: www.billabongbiz.com
Marketing: www.billabong.com

SHARE REGISTRY

Computershare Investor Services Pty Limited
GPO Box 523 BRISBANE QLD 4001
Telephone Australia: +1 300 552 270
Telephone International: +61 7 9415 4000
Facsimile: +61 7 3237 2152
Email: web.queries@computershare.com.au

AUDITORS

PricewaterhouseCoopers:
Riverside Centre
123 Eagle Street BRISBANE QLD 4000

SOLICITORS

Allens Arthur Robinson:
Level 28, Deutsche Bank Place
Corner of Hunter & Phillip Streets SYDNEY NSW 2000
Clayton Utz:
71 Eagle Street BRISBANE QLD 4000
Freehills:
101 Collins Street MELBOURNE VIC 3000
Minter Ellison:
159 Varsity Parade VARSITY LAKES QLD 4227

BANKERS

Commonwealth Bank of Australia:
240 Queen Street BRISBANE QLD 4000
Westpac Banking Corporation:
260 Queen Street BRISBANE QLD 4000
HSBC Bank Austrlia Limited:
300 Queen Street BRISBANE QLD 4000
Australia and New Zealand Banking Group Limited:
324 Queen Street BRISBANE QLD 4000
Société Générale:
BAYONNE CEDEX FRANCE
Bank of America:
19-29 Martin Place SYDNEY NSW 2000

STOCK EXCHANGE LISTING

Billabong International Limited shares are listed on the Australian Securities Exchange. The home branch is Brisbane. Ticker: BBG

ANNUAL GENERAL MEETING

The Annual General Meeting of Billabong International Limited will be held in the Surfers Paradise rooms I & II at Conrad Jupiters, Broadbeach Island, Broadbeach, Qld, on Tuesday 27 October 2009 commencing at 10.00am. A formal Notice of Meeting and Proxy Form will be made available to all shareholders.

Billabong International Limited

ABN 17 084 923 946

Contents

:: FULL FINANCIAL REPORT 2008 - 09

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2009.

Directors
The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
A. G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

Principal activities
During the year the principal continuing activities of the Group consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited
Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2008 of 28.5 cents per fully paid share paid on 24 October 2008	59,120
• Interim ordinary dividend partially franked to 45% for the year ended 30 June 2009 of 27.0 cents per fully paid share paid on 23 April 2009	56,667
	115,787

In addition to the above dividends, since the end of the financial year the Directors have resolved to pay a final ordinary dividend partially franked to 50% of $45.4 million (18.0 cents per fully paid share) to be paid on 23 October 2009 out of retained profits at 30 June 2009.

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

Review of operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment		Segment revenues		Segment EBITDA*	
		2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Australasia		444,260	412,693	100,378	110,081
Americas		836,836	620,487	99,911	112,013
Europe		387,966	314,438	82,352	68,004
Third party royalties		2,189	1,853	2,189	1,853
		1,671,251	1,349,471	284,830	291,951
Less:	Net interest expense			(31,173)	(19,174)
	Depreciation and amortisation			(38,134)	(27,215)
	Impairment charge			(9,476)	---
Profit from continuing operations before income tax expense				206,047	245,562
Income tax expense				(53,208)	(69,293)
Profit from continuing operations after income tax expense				152,839	176,269
Loss attributable to minority interest				---	111
Profit attributable to members of Billabong International Limited				152,839	176,380
Add back: Post tax impairment charge				7,396	---
Profit attributable to members of Billabong International Limited before impairment charge				160,235	176,380

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2009 was $152.8 million, a decrease of 13.3% in reported terms (a decrease of 26.2% in constant currency terms) compared to the 2007/08 year (the prior year). Excluding the after tax impact of an impairment charge expense of $7.4 million, the profit after tax for the year ended 30 June 2009 was $160.2 million, a decrease of 9.2% in reported terms (a decrease of 22.6% in constant currency terms) compared to the prior year.

Reported profit after tax was adversely impacted in particular by a deterioration in trading conditions at a consumer level in the United States partly offset by the favourable impact of the depreciation in the AUD against the USD and the Euro.

Sales revenue of $1,669.1 million, excluding third party royalties, represented an increase of 23.9% in reported terms (9.1% in constant currency terms) over the prior year. At a segment level, in reported terms, sales revenue in Australasia increased 7.6%, the Americas increased 34.9% and Europe increased 23.4% over the prior year.

Consolidated gross margins remained strong at 53.2% compared to the prior year's 54.9%, reflecting a combination of various factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current challenging trading environment, together with the dilutionary impact of the acquisitions of DaKine and Sector 9 whose gross margins are lower due to the extensive use of third party distributors.

EBITDA of $284.8 million, represented a slight decrease of 2.4% in reported terms (13.9% in constant currency terms) compared to the prior year principally reflecting the current challenging trading environment, particularly in the United States. The Europe segment was a highlight, with EBITDA growth of 21.1% in reported terms.

The consolidated EBITDA margin of 17.1% decreased by 4.6% compared to that of the prior year of 21.7%, driven by segment mix with strong reported EBITDA growth and consistent strong EBITDA margins in Europe offset by lower margins in the Americas and, to a lesser extent, Australasia.

Australasia
Compared with the prior year in reported terms, sales revenue increased 7.6% to $444.3 million (up from $412.7 million) and EBITDA decreased 8.8% to $100.4 million (down from $110.1 million). EBITDA margins were lower at 22.6% compared to 26.7% in the prior year, reflecting the segment's changing regional mix.

Review of operations (continued)

In constant currency terms, sales revenue increased 3.9% and EBITDA decreased 10.6%.

Sales revenue growth in local currencies was particularly strong in Japan and Asia, with both territories delivering strong EBITDA growth. Sales revenue in Australia and New Zealand were in line with that of the prior year. Trading conditions in South Africa were difficult, with margins being adversely impacted following a steep depreciation of the South African Rand against the USD.

Americas
Compared with the prior year in reported terms, sales revenue increased 34.9% to $836.8 million (up from $620.5 million), driven by acquisitions and the stronger USD against the AUD. EBITDA decreased 10.8% to $99.9 million (down from $112.0 million). EBITDA margins were lower at 11.9% compared to 18.1% in the prior year, reflecting the extremely weak trading and macroeconomic conditions in North America. The significant weakening of the CAD against the USD also had an adverse impact on the segment result.

In constant currency terms, sales revenue increased 12.1% and EBITDA decreased 28.0%.

Strong double digit sales revenue and EBITDA growth was achieved in South America.

Europe
Compared with the prior year in reported terms, sales revenue increased 23.4% to $388.0 million (up from $314.4 million) and EBITDA rose 21.1% to $82.4 million (up from $68.0 million). EBITDA margins of 21.2% were in line with the prior year of 21.6%, driven by a combination of cost controls, operational synergies and currency related product purchasing benefits, offset by the significant weakening of the GBP against the Euro.

In constant currency terms, sales revenue increased 9.3% and EBITDA increased 5.7%.

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2010.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 40.1% in reported terms (22.7% in constant currency terms) was principally driven by both acquisitions and retail store expansion.

Impairment Charge Expense
As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. For the year ended 30 June 2009, this resulted in a pre-tax impairment charge in respect of retail stores which amounted to $9.5 million.

Net Interest Expense
Net interest expense growth of 62.6% in reported terms (43.6% in constant currency terms) was driven by increased borrowings to fund the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Income Tax Expense
The income tax expense for the year ended 30 June 2009 is $53.2 million (2008: $69.3 million), an effective rate of tax of 25.8% (2008: 28.2%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix, together with several one-off prior year tax adjustments. Adjusting for these one-off prior year tax adjustments, the effective tax rate would have been approximately 28%.

In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Review of operations (continued)

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $441.0 million represents 28.1% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 2.5% increase over the prior year, or a 19.4% increase in absolute dollars compared to revenue growth of 9.1% in constant currency terms, in part reflecting the impact of the acquisition of DaKine for which only nine months of sales were included in the financial year following the acquisition. Excluding the acquisition of DaKine, working capital represents 27.0% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 1.4% increase over the prior year, or a 8.8% increase in absolute dollars compared to revenue growth of 3.3% in constant currency terms.

This working capital result represents a significant improvement on the Group's half year working capital position and in particular reflects the impact of strategies adopted by management to return inventory to more normal levels, with inventory excluding DaKine growing by 4.7% compared to revenue growth of 3.3% in constant currency terms.

Cash flow from operations of $175.7 million represents a strong increase of 14.7% over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year offset by higher finance cost payments. Net cash receipts of $258.6 million are 11.7% higher than the prior year period.

Cash outflow from investing activities of $215.2 million was in accordance with expectations and includes the acquisitions of DaKine, Sector 9 and Two Seasons (a 15 store retail business in the United Kingdom), together with general investment in owned retail globally.

Net debt decreased 36.6% to $225.0 million taking into account the proceeds received from the entitlement offer noted below, with a conservative gearing ratio (net debt to net debt plus equity) of 16.0% and strong interest cover of 7.1 times.

On 17 July 2008 a new AU$600 million unsecured multi-currency syndicated facility was entered into by the Group to replace the previous AU$515 million secured facilities and to provide additional liquidity to the Group. The new facility was structured on an unsecured basis with two and three year tranches of AU$300 million each.

Consistent with the Group's capital risk management strategy, on 16 October 2008 the Group converted this facility into a US$533.5 million facility to minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. The two year tranche under this facility which was due for roll-over on or prior to 1 July 2010 was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

On 21 July 2008 a new AU$100 million unsecured multi-currency drawdown facility was entered into by the Group, replacing the previous secured facility for the same amount. On 22 December 2008 the Group converted this facility into a US$100 million facility to further minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. This new facility which was due for roll-over on or prior to 17 July 2010 was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

In May 2009, the Company invited institutional and retail shareholders to participate in accelerated non-renounceable pro-rata entitlement offers to subscribe for 2 new ordinary shares for every 11 existing ordinary shares held at an issue price of $7.50 per share. Each offer was fully underwritten by Goldman Sachs JBWere. Details of these offers are as follows:

- The institutional entitlement offer was made on 18 May 2009 with shares issued on and ranking for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in cash proceeds of $229.2 million.
- The retail entitlement offer was made on 25 May 2009 with shares issued on and ranking for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in cash proceeds of $61.6 million.

In total the entitlement offer raised cash proceeds of $290.8 million, before transaction costs.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year

On 2 July 2009, a unilateral Advanced Pricing Agreement (APA) was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules. This unilateral APA is in addition to the bilateral APA entered into with both the Australian Taxation Office and the United States Internal Revenue Service in 2007.

On 30 July 2009, the US$100 million unsecured multi-currency drawdown facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 subject to the finalisation of formal documentation with the facility provider.

On 11 August 2009, the two year tranche under the Group's US$533.5 million unsecured multi-currency syndicated facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million.

Likely developments and expected results of operations

Looking to the 2009/10 financial year, the business is generally well positioned. Forward orders remain solid in Europe and reasonably static in Australasia. The US is experiencing lower initial forward orders, but there are early signs of emerging product shortages in some fashion-driven categories and discounting at retail is more sporadic rather than widespread throughout stores.

Overall, the current level of business is encouraging but it is difficult to build a recovery in retailer demand and consumer spending into the Group's forecasts at this time. Therefore, the Group enters the 2009/10 financial year with conservative expectations. In the absence of any further unforeseen, exceptional circumstances impacting the global boardsports market, the Group is forecasting reported NPAT to be flat for the 2009/10 financial year compared to the prior year. This is based on actual monthly average exchange rates for the month of July 2009 and an assumption of August exchange rates as the monthly average exchange rate for the remainder of the 2009/10 financial year, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents. The forecast represents constant currency NPAT growth of approximately 5% when excluding the impairment charge from the prior year, or NPAT growth of approximately 10% when including the impairment charge from the prior year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The Group, while not subject to any significant environmental regulation or mandatory emissions reporting, voluntarily measures its carbon emissions using the *National Greenhouse and Energy Reporting Act 2007.*

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience and expertise
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed Non-Executive Director on 19 February 2001.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of the Board and Nominations Committee and member of Human Resource and Remuneration and Audit Committees.

Interests in shares and options
116,033 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience and expertise
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France. Appointed Executive Director on 5 March 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer.

Interests in shares and options
1,467,779 ordinary shares in Billabong International Limited.
172,190 share rights in Billabong International Limited.
629,007 options in Billabong International Limited.

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of Australia and New Zealand Banking Group Limited, The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, John Fairfax Holdings Limited, Southcorp Limited and Chairman of Qantas Airways Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
FlexiGroup Limited, director and Chairman since 20 November 2006.

Former directorships in last 3 years
Australia and New Zealand Banking Group Limited, from 22 March 1994 to 21 March 2009.
Qantas Airways Limited, Director from 1 July 1992 to 14 November 2007 and Chairman from 1 August 2000 to 14 November 2007.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
270,259 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Astro Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), Director and Chairman since 19 February 2005.
Multiplex Property Trust (Director of responsible entity, Brookfield Multiplex Funds Management Limited), Director since 22 October 2003 and Chairman from May 2005.
Ross Human Directions Limited, Director and Chairman since 3 April 2000.

Former directorships in last 3 years
Multiplex Limited, from 22 October 2003 to 31 October 2007.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
153,046 ordinary shares in Billabong International Limited.

Information on Directors (continued)

GORDON MERCHANT *(Non-Executive Director)*

Experience and expertise
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
37,770,098 ordinary shares in Billabong International Limited.

PAUL NAUDE *(Executive Director)*

Experience and expertise
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Appointed Executive Director on 14 November 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,175,988 ordinary shares in Billabong International Limited.
152,682 share rights in Billabong International Limited.
524,170 options in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience and expertise
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
2,973,289 ordinary shares in Billabong International Limited.

Information on Directors (continued)

TONY FROGGATT *(Non-Executive Director)*

Experience and expertise
Tony Froggatt was the CEO of Scottish and Newcastle PLC brewing company based in Edinburgh, UK until he retired on 31 October 2007 to return to Australia. He has extensive marketing and distribution knowledge in Australia, Western and Central Europe and Asia particularly in the international food and beverages sectors. Appointed Non-Executive Director on 21 February 2008.

Other current directorships
Brambles Industries Limited, since 1 June 2006.
AXA Asia Pacific Holdings Limited, since 16 April 2008.
National Mutual Life Association of Australasia Ltd, since 16 April 2008.

Former directorships in last 3 years
Scottish and Newcastle PLC from 12 May 2003 to 31 October 2007.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
7,505 ordinary shares in Billabong International Limited.

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 18 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2009, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board									
	Scheduled Meetings		Unscheduled Meetings		Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	11	11	3	3	2	2	6	6
D. O'Neill	9	9	11	11	*	*	*	*	*	*
A.G. Froggatt	9	9	11	11	3	3	2	2	6	6
M.A. Jackson	9	9	11	11	3	3	2	2	6	6
F.A. McDonald	9	9	11	11	3	3	2	2	6	6
G.S. Merchant	9	9	11	10	3	3	2	2	6	6
P. Naude	9	9	11	10	*	*	*	*	*	*
C. Paull	9	9	11	11	3	3	2	2	6	6

* Not a member of the relevant Committee.

Remuneration report

The remuneration report is set out under the following main headings:
A Remuneration at a glance;
B Principles used to determine the nature and amount of remuneration;
C Details of remuneration;
D Service agreements;
E Share-based compensation; and
F Additional information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

Remuneration report (continued)

A Remuneration at a glance

The following section sets out key details of the Group's executive and Non-Executive Director remuneration strategy and framework and the impact of recent regulatory developments. Further details are set out in the remainder of this remuneration report.

Executive remuneration

- Fixed remuneration is targeted to be competitive with the market. Base pay is typically reviewed annually to ensure this objective is achieved. It has been agreed to implement a salary freeze on executive remuneration for the 2009/10 financial year.
- A portion of the executive's total remuneration is "at risk" to encourage high performance and align executive and shareholder interests. The "at risk" component increases as an executive gains seniority within the Group.
- The short-term incentive plan rewards executives for achieving financial and non-financial objectives at a Group, regional and individual level. For the 2008/09 financial year cash bonuses were paid to executives reflecting the extent to which they achieved their individual KPI's and financial targets. Actual bonus amounts paid for the 2008/09 financial year were significantly lower than the 2007/08 financial year.
- The Executive Performance Share Plan is the main long-term performance component of the Group's executive remuneration framework. The plan delivers equity-based remuneration to key executives in the form of either shares or rights to shares (depending on the executive's jurisdiction). For key executives (Tier 1), awards vest after three years based on the Group's three year Earnings per Share (EPS) performance. The EPS targets are set by the Board for each grant to ensure they are appropriate stretch targets given the Group's circumstances and the prevailing market environment at the time of grant. The 2006/07 grant was tested based on financial performance to 30 June 2009, the performance hurdles were not achieved and therefore no shares will vest.
- A variant of the Executive Performance Share Plan was introduced in the 2008/09 financial year and is used for other senior management (Tier 2), including one of the key management personnel, which is focussed on retention and vests subject to a service condition that the individual must be employed by the Group at the end of a two year vesting period. All other terms of this variant of the Plan are the same.
- At the 2008 Annual General Meeting, the Executive Performance and Retention Plan was approved. The key objectives of this one-off grant of share options was to focus the Chief Executive Officer (CEO) and his executive team on retention and delivery of enhanced returns to shareholders over the period of the Group's five year strategic plan. Vesting of awards under the Plan is based on a relative Total Shareholder Return (TSR) performance hurdle and a stretching absolute TSR hurdle (120% TSR over five years is required for full vesting).

Non-executive director remuneration

- Non-Executive Directors receive fees and payments that reflect the nature of their role and their responsibilities.
- The maximum aggregate fee pool was approved in 2005 and has not been modified since.

Impact of regulatory developments

- Over the past year, there have been many regulatory developments in the area of executive remuneration. The Company anticipates that potential regulatory developments in the coming year, including recommendations arising from the Productivity Commission's review of executive remuneration, may result in the need to further review the Group's remuneration arrangements. The following specific changes are under ongoing review and will be addressed by the Group as appropriate over the course of the financial year:
    - Termination cap legislation: when the final legislation is released, the Group will be reviewing its approach to executive contracts.
    - Taxation of employee share plans: the new regime applies to all equity awards granted on or after 1 July 2009. As a result of the announcement, the Group has temporarily suspended all equity-based awards to employees. It is envisaged that once the final legislation is released, the Group will review the design aspects of its equity plans. The discussion of the Group's equity plans in this Remuneration Report is based on the current plan design and the design of the plans may need to change subject to the final taxation legislation.

B Principles used to determine the nature and amount of remuneration

Role of the Human Resource and Remuneration Committee

The Board has a Human Resource and Remuneration Committee which provides advice on remuneration and incentive policies and practices and makes specific recommendations to the Board regarding the remuneration packages and other terms of employment for Executive Directors, other senior management and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this Committee.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and principles
The overall objective of the Group's executive remuneration policy and framework is to provide market competitive reward opportunities to executives through an incentive framework that rewards appropriately for the results delivered and is aligned to the creation of value for shareholders.

In consultation with external remuneration consultants, the Board has developed an executive reward framework based on the following key principles:
- Provide a market competitive reward opportunity;
- Apply performance targets that take into consideration the Group's strategic objectives, business plan performance expectations and deliver rewards commensurate for achieving these objectives and targets;
- Ensure executives have line of sight to the performance hurdles (i.e. they can impact the achievement of the targets through their performance);
- Align executive remuneration with the creation of shareholder value through the selection of performance hurdles and delivery of part of the reward package as equity;
- Encourage the retention of key executives and senior management who are critical to the future success of the Group; and
- Consider market practice and shareholder views in relation to executive remuneration, whilst ensuring that executive remuneration meets the unique commercial requirements of the Group.

Overview of the executive remuneration components
The executive remuneration framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The executive remuneration framework consists of the following components:

Component	Purpose
Fixed remuneration (including benefits)	For the completion of day-to-day accountabilities and behaving in accordance with the Group's culture and values.
Short-term incentive plan	To reward executives for meeting personal key performance indicators, achieving regional budget expectations (if applicable) and the Group's overall performance against the annual budget.
Executive Performance Share Plan Tier 1 (key executives)	To provide an equity based reward opportunity to executives based on the Group's three year EPS performance.
Executive Performance Share Plan Tier 2 (other senior management, including one of the key management personnel)	To provide an equity based reward opportunity to key management based on retention.
Executive Performance and Retention Plan	To lock-in and effectively reward selected senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders.

Each of these components are discussed in more detail below.

Billabong Executive Incentive Option Plan – Details of this Plan have been provided in previous Annual Reports. The Board has no current intention to make any future grants under this Plan.

Fixed remuneration
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

A salary freeze has been implemented on executive remuneration for the 2009/10 financial year.

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Group operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term incentive plan
The short-term incentive (STI) plan delivers a cash reward based on the following performance hurdles:

Executive	Performance hurdles
Chief Executive Officer and Chief Financial Officer	The Group NPAT performance, the Group working capital as a percentage of sales and personal performance objectives.
Regional General Managers	The Group NPAT performance, regional EBIT performance, regional working capital as a percentage of sales and personal performance objectives.
President, Element Skateboards, Inc	Element USA EBIT performance.

The performance hurdles were selected to focus executives on the strategic aims of the business, provide a line of sight (i.e. performance measures that they can impact through their performance) and ensure variable reward is only achieved when value has been created for shareholders.

For the 2008/09 financial year, cash bonuses were paid to executives reflecting the extent to which they achieved their individual KPI's and Group or regional financial targets. These bonus amounts were significantly lower than those paid for the 2007/08 financial year.

The STI target annual payment is reviewed each year.

In accordance with their charter, subject to the Human Resource and Remuneration Committee's review of performance against each executive's performance targets, all bonuses are paid in early September of the following financial year. The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The Committee is currently reviewing the operation of the STI plan for 2009/10 financial year to ensure that it appropriately motivates and rewards the executive team for delivering against, and exceeding, the Group's financial targets. Any revisions to the Plan will be disclosed in next year's Remuneration Report.

Executive Performance Share Plan (EPSP)
Following the review of executive remuneration undertaken by the Committee in 2008, the EPSP was restructured into Tier 1 and Tier 2.

EPSP – Tier 1
Tier 1 participants comprise the executives of the Group who are directly responsible for driving the growth strategy of the Group. The objectives of the EPSP for Tier 1 participants remain the same i.e. to provide executives with an equity-based reward opportunity that vests based on the Group's three year EPS performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

Under the Plan the Group awards the following equity, subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 1 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the Group, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest the shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Tier 1 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited by the employee (for no consideration).

Note that for the purposes of the remuneration tables in this report, performance shares and conditional rights are collectively referred to as "rights".

Award, vesting and exercises under the Plan are made for no consideration.

Awards under the Plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2006 and 30 June 2007 (which vested following the close of the financial years ended 30 June 2008 and 30 June 2009 respectively).


EPSP performance hurdle summary
% of awards vesting
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
Stretch performance component (FY08 & FY09 awards only)
100.0%
120.0%
FY09
100%
120%
FY08
100%
FY07
100%
FY06
60%
75%
50.0%
50%
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the Plan as the Plan is intended to focus executives on the long-term (three year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resource and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the targets, set at grant, differ for each of the 2005/06, 2006/07, 2007/08 and 2008/09 grants.

Details of the awards to Executive Directors, Derek O'Neill and Paul Naude in the 2009/10 financial year will be set out for shareholder approval in the Notice of Meeting and Explanatory Memorandum for the Company's 2009 Annual General Meeting.

At the end of the relevant performance period, in line with its charter, the Human Resource and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

EPSP - Tier 2

Tier 2 participants comprise other senior management of the Group, including one of the key management personnel, President, Element Skateboards, Inc. The primary objective of the Tier 2 EPSP is retention. Under the Plan, Tier 2 participants are awarded performance shares and conditional rights. The awards do not vest unless the employee has completed a period of two years of employment from the date the awards are granted.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The Group awards the following equity, subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 2 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. Once the shares have vested the shares are transferred to the employee. However, if the performance shares do not vest, they are forfeited (for no consideration).
Tier 2 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited (for no consideration).

Executive Performance and Retention Plan
The establishment of the Executive Performance and Retention Plan was approved at the Annual General Meeting of the Company held on 28 October 2008. The Executive Performance and Retention Plan is designed to retain and effectively reward key senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders. Under the Plan, the executive team are granted options. The options will only vest if certain performance hurdles are met and if the individual is still employed by the Group at the end of the vesting period.

Vesting of the options is subject to the Company's Total Shareholder Return (TSR) performance. TSR measures growth in the Company's share price, together with the value of dividends received during the relevant period. Two TSR performance hurdles must be achieved in order for awards to vest:

- A 'gateway' relative TSR hurdle of above median of a comparator group of companies over the five year performance period, measured from start of performance period to the end of year five; and
- Absolute TSR hurdle with a 120% target (equivalent to approximately 12.8% share price growth p.a. over five years) to be achieved at any point over the five year performance period.

The comparator group for the relative TSR comparator group is the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies in the Global Industry Classification Standard (GICS) name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining').

The use of a relative TSR hurdle gateway directly aligns executive reward and shareholder return by ensuring that executive's are only rewarded for the absolute TSR performance if they are also in the "top half" of ASX 100 (excluding certain GICS industries) performers at the time performance is tested.

The use of the stretch absolute TSR performance target focuses executives on significantly growing the business in line with the strategic plan and generating strong returns for shareholders.

An early banking opportunity is also provided to executives, where the absolute and relative performance hurdles are satisfied. However, in order for the options to vest, the continued employment condition must be satisfied. The banking approach allows for executives to be rewarded for "early" high TSR performance. However, due to the continued employment requirement and the delivery vehicle being options, this Plan encourages sustained share price performance throughout the five year period and enhances the retention impact of the awards.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The performance hurdles and the early banking opportunities are summarised in the table below:

Date	Year 3 test 30 June 2011	Year 4 test 30 June 2012	Year 5 test 30 June 2013
Absolute TSR	80% TSR achieved at any time during the prior three years.	100% TSR achieved at any time during the prior four years.	120% TSR achieved at any time during the prior five years.
Relative TSR	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.
Banking	1/3 of total options.	2/3 of total options.	All options earned.

Once vested, the options remain exercisable for a period of two years.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the five trading days immediately before the options are granted. Amounts received on the exercise of options are recognised as share capital.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit. The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000.

C Details of remuneration

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* and specified executives of the Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentive plan* above.

Billabong International Limited, the Company, does not remunerate any of the Directors or key management personnel. Rather, the Directors and key management personnel are remunerated via subsidiaries of the Company, hence separate remuneration disclosure for Billabong International Limited is not required.

The key management personnel of the Group are the Directors of the Group and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA being:

Name	*Position*	*Employer*
F. Fogliato	General Manager, Billabong Europe	GSM (Europe) Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards, Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

In addition, the following person must be disclosed under the *Corporations Act 2001* as they are among the five highest remunerated Group executives:

Name	*Position*	*Employer*
E. Leasure	President, Quiet Flight	GSM Investments Ltd

Remuneration report (continued)

C Details of remuneration (continued)

Key management personnel and other executives of the Group

2009	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options * $'000	Rights ** $'000	Total $'000
<u>Executive Directors</u>								
D. O'Neill *Chief Executive Officer*	1,144	578	3	13	19	190	(249)	1,698
P. Naude *General Manager Billabong USA*	1,208	401	19	4	---	159	(227)	1,564
<u>Non-Executive Directors</u>								
E.T. Kunkel *Chairman*	333	---	2	13	---	---	---	348
A.G. Froggatt	130	---	2	12	---	---	---	144
M.A. Jackson	145	---	2	13	---	---	---	160
F.A. McDonald	155	---	2	14	---	---	---	171
G.S. Merchant	130	---	2	12	---	---	---	144
C. Paull	130	---	2	12	---	---	---	144
<u>Other Key Management Personnel</u>								
F. Fogliato ^	611	317	13	---	---	53	(111)	883
C. Kypriotis	386	169	22	18	---	---	(66)	529
S. North ^	564	200	5	14	8	95	(120)	766
J. Schillereff ^	589	53	18	3	---	---	(8)	655
C. White ^	661	334	2	14	4	95	(146)	964
<u>Other Group Executives</u>								
E. Leasure ^	687	11	17	---	---	---	16	731

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001.*

* Remuneration in the form of options relates to the accounting charge recognised in the Group's Income Statement based on the fair value of the award at the date of grant amortised on a straight-line basis over the vesting period of the Executive Performance and Retention Plan. The accounting charge is reflected as an expense in the financial statements regardless of whether the Executive Performance and Retention Plan may fully vest, partially vest or not vest at all.

** Remuneration in the form of rights includes negative amounts for the write back in the accumulated expense previously recognised in the Group's Income Statement in respect of the Executive Performance Share Plan as a result of performance hurdles in relation to certain components of that Plan not being met or which are unlikely to be met. In particular, the 2006/07 grant was tested based on financial performance to 30 June 2009, the performance hurdles were not achieved and therefore no shares will vest.

Remuneration report (continued)

C Details of remuneration (continued)

2008	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	1,082	1,100	4	13	9	---	435	2,643
P. Naude *General Manager Billabong USA*	930	782	18	3	---	---	420	2,153
Non-Executive Directors								
E.T. Kunkel *Chairman*	325	---	2	13	---	---	---	340
A.G. Froggatt *	45	---	---	4	---	---	---	49
M.A. Jackson	145	---	2	13	---	---	---	160
F.A. McDonald	155	---	2	13	---	---	---	170
G.S. Merchant	130	---	2	12	---	---	---	144
C. Paull	130	---	2	12	---	---	---	144
Other Key Management Personnel								
P. Casey **	330	---	2	6	---	---	12	350
F. Fogliato ^	494	281	11	---	---	---	157	943
C. Kypriotis *** ^	340	458	13	16	---	---	103	930
S. North ^	533	258	5	13	18	---	203	1,030
J. Schillereff ^	476	89	17	2	---	---	71	655
C. White ^	627	318	2	13	---	---	252	1,212

* From 21 February 2008 to 30 June 2008.

** P. Casey resigned from the consolidated entity effective 27 November 2007. Cash salary and fees include termination benefits of $119k.

*** Cash bonus figure includes a one-off retention bonus of US$250k.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001*.

Remuneration report (continued)

C Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – Short Term Incentives		At risk – Long Term Incentives	
Name	**2009**	2008	**2009**	2008	**2009**	2008
Executive Directors						
D. O'Neill *Chief Executive Officer*	69%	42%	34%	42%	(3%)	16%
P. Naude *General Manager Billabong USA*	79%	44%	25%	36%	(4%)	20%
Non-Executive Directors						
E.T. Kunkel *Chairman*	100%	100%	---	---	---	---
A.G. Froggatt *	100%	100%	---	---	---	---
M.A. Jackson	100%	100%	---	---	---	---
F.A. McDonald	100%	100%	---	---	---	---
G.S. Merchant	100%	100%	---	---	---	---
C. Paull	100%	100%	---	---	---	---
Other Key Management Personnel						
P. Casey **	---	97%	---	---	---	3%
F. Fogliato	71%	54%	36%	30%	(7%)	16%
C. Kypriotis	80%	40%	32%	49%	(12%)	11%
S. North	77%	55%	26%	25%	(3%)	20%
J. Schillereff	93%	75%	8%	14%	(1%)	11%
C. White	71%	53%	35%	26%	(6%)	21%
Other Group Executives						
E. Leasure***	96%	---	2%	---	2%	---

* From 21 February 2008 to 30 June 2008.
** P. Casey resigned from the consolidated entity effective 27 November 2007.
*** E. Leasure commenced employment with the consolidated entity effective 1 June 2008.

D Service agreements

On appointment, new Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration, including superannuation and expenses. They are also provided with all relevant policies and company documents.

Remuneration and other terms of employment for the Chief Executive Officer, the other key management personnel and specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in equity incentive plans. Key provisions of the agreements relating to remuneration are set out below.

The Group note that the Federal Government has recently proposed changes to the termination cap legislation. When the legislation has been finalised the Group will be reviewing its approach to executive contracts.

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $1,157k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

Remuneration report (continued)

D Service agreements (continued)

P. Naude, General Manager, Billabong USA
- Term of agreement – Open, commencing 1 January 2008.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $1,212k (US$907k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – eighteen months.

F. Fogliato, General Manager, Billabong Europe
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $611k (€330k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus the average of the short term bonus over the previous two years.
- Period of notice to be given by employee – three months.

C. Kypriotis, General Manager, Billabong South Americas
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $404k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

E. Leasure, President, Quiet Flight
- Term of agreement – Fixed, commencing 1 June 2008 and ending 30 June 2012.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $687k (US$514k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus performance bonus for the year of termination, pro-rated to the date of termination.

S. North, General Manager, Billabong Australasia
- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $578k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards, Inc
- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $592k (US$443k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to annual base salary plus performance bonus for the year of termination.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer
- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $675k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

E Share-based compensation

Billabong Executive Performance Share Plan

Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company, key management personnel and specified executives of the Group are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Rights under the Plan will only vest if applicable performance hurdles are satisfied in the relevant performance period. Refer to the chart on page 15 for details of the applicable performance hurdles.

Name	Number of rights awarded during the year 2009	Number of rights vested during the year 2009
Directors of Billabong International Limited		
D. O'Neill	71,704	39,809
P. Naude	62,020	39,809
Other key management personnel of the Group		
F. Fogliato	35,200	13,269
C. Kypriotis	18,252	9,289
S. North	35,852	19,462
J. Schillereff	6,518	6,834
C. White	41,440	23,885
Other Group Executives		
E. Leasure	3,259	---

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2009 was $12.91 per right (2008: $15.65). The fair value at grant date is determined by reference to the Company's share price at grant date, taking into account the terms and conditions upon which the rights were granted.

Policy regarding mitigating the risk of any equity based incentives

Under the Group's Share Trading Policy, executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested rights and options offered by the Company to the executive. Where an executive is in breach of this policy, the unvested rights or options shall be forfeited or lapse as the case may be.

Billabong Executive Performance and Retention Plan

The Executive Performance and Retention Plan provides for grants of options over ordinary shares in the Company. Under the Plan, the CEO and selected key executives were granted options which only vest if certain performance conditions are met and the executives are still employed by the Group at the end of the vesting period.

Once vested, the options remain exercisable for a period of two years. Refer to section B *Principles used to determine the nature and amount of remuneration* for the detail of the Plan and the performance measures.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Value per option at grant date
31 October 2008	31 October 2013	31 October 2015	$11.43	$2.27
24 November 2008	24 November 2013	24 November 2015	$10.80	$1.45

Options granted under the Plan carry no dividend or voting rights.

The exercise price for the options is the five day volume weighted average price of the Company's shares up to the date of the grant.

Remuneration report (continued)

E Share-based compensation (continued)

At the 2009 AGM, the Board will be seeking shareholder approval for a change in the exercise price of options granted during the 2008/09 financial year to take account of the Company's recent entitlement offer. Further details will be provided in the Notice of Meeting.

The Plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

Details of options over ordinary shares in the Company provided as remuneration to each of the executive team of the Group are set out below. When exercisable, each option is convertible into one ordinary share of the Company. Further information on the options is set out in note 42 to the financial statements.

Name	Number of options granted during the year 2009	Number of options vested during the year 2009
Directors of Billabong International Limited		
D. O'Neill	629,007	---
P. Naude	524,170	---
Other key management personnel of the Group		
F. Fogliato	314,503	---
S. North	314,503	---
C. White	314,503	---

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Monte-Carlo simulation option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:	Grant Date 31 October 2008	Grant Date 24 November 2008
(a) exercise price:	$11.43	$10.80
(b) vesting date:	31 October 2013	24 November 2013
(c) expiry date:	31 October 2015	24 November 2015
(d) share price at grant date	$11.92	$9.60
(e) expected price volatility of the Company's shares:	30%	30%
(f) expected dividend yield:	3.80%	4.20%
(g) expected life:	6.0 years	6.0 years
(h) risk free interest rate:	4.84%	4.20%

(i) options are granted for no consideration and vest based on the Company's TSR, including share price growth, dividends and capital returns compared to the TSR of the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies under the Global Industry Classification Standard name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining') over a five year period. Vested options are exercisable for a period of two years after vesting.

Remuneration report (continued)

F Additional information

Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance
The overall level of executive reward takes into account the performance of the Group over a number of years. Over the past five years, the Group's profit from ordinary activities after income tax has grown at a compound rate of 11.9% per annum, and shareholder wealth has grown at a compound rate of 4.7% per annum, assuming all dividends are re-invested back into Billabong International Limited shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 2.6% per annum.

A summary of the performance hurdles included in the executive remuneration framework is set out in section B *Principles used to determine the nature and amount of remuneration* of this Remuneration Report.

Details of remuneration: cash bonuses and options
For each cash bonus included in the tables under section C *Details of remuneration*, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met are set out below. Refer to section E *Share-based compensation* for rights and options awarded to Directors, key management personnel and specified executives during the financial year under the Billabong Executive Performance Share Plan and the Billabong Executive Performance and Retention Plan.

Remuneration report (continued)

F Additional information (continued)

Details of cash bonuses, performance shares and conditional rights

	Cash bonus		Performance shares and conditional rights					
Name	Earned or Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	50%	50%	2009	---	---	30 June 2012	Nil	926
			2008	---	---	30 June 2011	Nil	882
			2007	---	---	30 June 2010	Nil	651
			2006	87.5%	12.5%	30 June 2009	---	---
P. Naude	40%	60%	2009	---	---	30 June 2012	Nil	801
			2008	---	---	30 June 2011	Nil	763
			2007	---	---	30 June 2010	Nil	619
			2006	87.5%	12.5%	30 June 2009	---	---
F. Fogliato	100%	---	2009	---	---	30 June 2012	Nil	454
			2008	---	---	30 June 2011	Nil	433
			2007	---	---	30 June 2010	Nil	267
			2006	87.5%	12.5%	30 June 2009	---	---
C. Kypriotis	100%	---	2009	---	---	30 June 2012	Nil	236
			2008	---	---	30 June 2011	Nil	225
			2007	---	---	30 June 2010	Nil	174
			2006	87.5%	12.5%	30 June 2009	---	---
E. Leasure	40%	60%	2009	---	---	30 June 2011	Nil	26
			2008	---	---	30 June 2011	---	---
			2007	---	---	30 June 2010	---	---
			2006	---	---	30 June 2009	---	---
S. North	70%	30%	2009	---	---	30 June 2012	Nil	463
			2008	---	---	30 June 2011	Nil	441
			2007	---	---	30 June 2010	Nil	309
			2006	87.5%	12.5%	30 June 2009	---	---
J. Schillereff	40%	60%	2009	---	---	30 June 2011	Nil	53
			2008	---	---	30 June 2011	Nil	131
			2007	---	---	30 June 2010	Nil	106
			2006	87.5%	12.5%	30 June 2009	---	---
C. White	100%	---	2009	---	---	30 June 2012	Nil	535
			2008	---	---	30 June 2011	Nil	510
			2007	---	---	30 June 2010	Nil	386
			2006	87.5%	12.5%	30 June 2009	---	---

* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the performance shares and conditional rights and assuming 100% of the award vests.

Remuneration report (continued)

F Additional information (continued)

Details of options

	Options					
Name	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	2009	---	---	30 June 2014	Nil	1,237
P. Naude	2009	---	---	30 June 2014	Nil	1,031
F. Fogliato	2009	---	---	30 June 2014	Nil	403
S. North	2009	---	---	30 June 2014	Nil	619
C. White	2009	---	---	30 June 2014	Nil	619

* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the options and assuming 100% of the award vests.

No options were granted, vested or forfeited during the year ended 30 June 2008.

Additional equity arrangements

Tax Exempt Employee Share Plan and Tax Deferred Employee Share Plan
In the 2009 financial year, the Group implemented a new Tax Exempt Employee Share Plan, which provides for grants of ordinary shares of the Company to Australian-based employees with at least 12 months service.

Under the Tax Exempt Employee Share Plan, eligible employees are able to purchase $1,000 of ordinary shares in the Company, with a 20% discount on the market value of the shares, by voluntarily sacrificing either their base salary or bonus on a pre-tax basis. The discount will be in the form of a 1:4 match, that is, for every four shares the employee acquires under the Tax Exempt Employee Share Plan, the Group will match this by providing an additional free share.

In the 2009 financial year, the Group also implemented a new Tax Deferred Employee Share Plan, which provides for grants of ordinary shares of the Company to Australian-based employees with at least 12 months service.

Under the Tax Deferred Employee Share Plan, eligible employees are able to purchase shares in the Company, at market value, by voluntarily sacrificing their base salary and/or bonus on a pre-tax basis. A minimum contribution amount of $2,000 applies to the purchase of shares under the Tax Deferred Employee Share Plan, with the Group matching contributions of up to $200 worth of shares in the Company.

In accordance with the relevant Australian tax rules, eligible employees are only able to participate in either the Tax Exempt Employee Share Plan or the Tax Deferred Employee Share Plan, not both. These plans are being implemented to encourage share ownership by Billabong's Australian employees and allow them to acquire shares in a tax-effective manner.

Awards under the above respective plans have been temporarily postponed until the legislative changes to the taxation of employee share schemes are finalised.

Shares under option
Unissued ordinary shares of the Company under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Executive Performance and Retention Plan	1,782,183	31 October 2008	$11.43	31 October 2015
Executive Performance and Retention Plan	314,503	24 November 2008	$10.80	24 November 2015
Total	**2,096,686**			

Performance shares and conditional rights

Performance shares and conditional rights awarded under the Plan at the date of this report are as follows:

Type of right	Balance	Grant date	Performance determination date
Performance Shares	407,076	1 October 2006	30 June 2009
Conditional Rights	77,271	1 October 2006	30 June 2009
Performance Shares	556,692	1 November 2007	30 June 2010
Conditional Rights	98,241	1 November 2007	30 June 2010
Performance Shares	320,408	1 September 2008	30 June 2010
Conditional Rights	77,443	1 September 2008	30 June 2010
Performance Shares	254,504	1 September 2008	30 June 2011
Conditional Rights	35,200	1 September 2008	30 June 2011
Total	**1,826,835**		

Insurance of officers

During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers of the Group against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services

The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditor's independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants.*

During the year the following fees were paid or payable for services provided by the auditors of the Group, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated	
	2009 $'000	2008 $'000
PricewaterhouseCoopers Australian firm:		
International tax consulting together with separate tax advice on acquisitions	3,204	1,638
General accounting advice	—	88
Due diligence services	—	68
Related practices of PricewaterhouseCoopers Australian firm	1,571	772
Total remuneration for non-audit services	4,775	2,566

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 29.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Auditors
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 21 August 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2009, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers

Brisbane, 21 August 2009

The policies and practices developed and implemented by the Board meet the revised principles and recommendations set out in ASX's Corporate Governance Council Guidelines which became effective from 1 January 2009.

PRINCIPLE 1: Lay solid foundations for management and oversight

The Directors are responsible to the shareholders for the performance of the Group in both the short and the longer term. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

A summary of matters reserved for the Board are as follows:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

A copy of a Statement of Matters Reserved for the Board is available on the Company's corporate website.

Beyond those matters, the Board has delegated all authority to achieve the objectives of the Company to the CEO and senior management as set out in the Group's Delegation of Authority document. The Delegation of Authority document is reviewed on an annual basis.

The Board set, on an annual basis, financial and non-financial performance hurdles for the CEO and senior executives and performance is assessed against these performance hurdles. A performance assessment for the CEO and senior executives last took place in September 2008.

PRINCIPLE 2: Structure the board to add value

During the financial year the Board comprised six Non-Executive Directors (including the Chairman) and two Executive Directors (CEO and General Manager North America). The names, skills and experience of the Directors in office at the date of this Statement, and the period of office of each Director, are set out in the Directors' Report.

Independent Professional Advice
Directors and Board Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course, where appropriate.

Independence of Directors
An assessment of Non-Executive Director's independence is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration.

When determining the independence of Non-Executive Directors consideration is given to whether the Non-Executive Director:

- is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- is employed, or has previously been employed in an executive capacity by the Company, and there has not been a period of at least three (3) years between ceasing such employment and serving on the Board;
- has within the last three (3) years been a principal of a material professional advisor or a material consultant to the Company, or an employee materially associated with the service provided;
- is a material supplier or customer of the Company, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has a material contractual relationship with the Company other than as a Director.

Mr Gordon Merchant is a substantial shareholder of the Company and accordingly he is not considered to be independent of the Company based on the ASX guidelines. Mr Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr Merchant's industry and business expertise and Company history as a member of the Board.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company. Accordingly a majority of the Board are independent Directors.

The board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment.

The Chairman of the Company is an independent Non-Executive Director.

The roles of Chairman and CEO are exercised by separate individuals.

The Independence of Directors Policy is available on the Company's corporate website.

Nominations Committee
Committee Members

Ted Kunkel (Chairman)
Tony Froggatt
Margaret Jackson
Allan McDonald
Gordon Merchant
Colette Paull

The Nominations Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director.

The main functions of the Committee are to:

- assess periodically the skill set required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assess the skills currently represented on the Board;
- regularly review and make recommendations to the Board regarding the structure, size and composition of the Board and keep under review the leadership needs of the Company, both executive and non-executive;
- identify suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensure that, on appointment, all Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment including any responsibilities with respect to Board Committees;
- oversee appropriate Board succession planning; and
- establish a process for the review of the performance of individual Directors and the Board as a whole.

When a new Director is to be appointed, the Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

New Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration, including superannuation and expenses, requirement to disclose their interests and any matters which affect the Director's independence. New Directors are also provided with all relevant policies including the Company's share trading policy, a copy of the Company's Constitution, organisational chart and details of indemnity and insurance arrangements. A formal induction program which covers the operation of the Board and its Committees and financial, strategic, operations and risk management issues is also provided to ensure that Directors have significant knowledge about the Company and the industry within which it operates.

New Directors are advised of the time commitment required of them in order to appropriately discharge their responsibilities as a Director of the Company. Directors are required to confirm that they have sufficient time to meet this requirement. The Nominations Committee Charter is available on the Company's corporate website.

The Nominations Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Tenure of Office
Non-Executive Directors have open-ended contracts and tenure is subject to the individual performance of the Director and rotational requirements for re-election by shareholders.

Board Performance
The Board undertakes an annual self assessment of the performance of the Board as a whole, its Committees, the Chairman, individual Directors and governance processes that support Board work. Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently create shareholder value, to contribute to the development of strategies and risk identification, to provide clarity of direction to senior management, to listen to the views of fellow Directors and members of management and key third party stakeholders and to provide the time commitment to ensure the discharge of duties and obligations to the Company. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

PRINCIPLE 3: Promote ethical and responsible decision-making

Group Code of Conduct
The Company has a Group Code of Conduct, which is available in five languages and draws together all of the Company's practices and policies. The Code reflects the Company's values of integrity, honesty, trust, teamwork, respect and a desire for excellence in everything the Company does. It reinforces the need for Directors, employees, consultants and all other representatives of the Company to always act in good faith, in the Company's best interests and in accordance with all applicable policies, procedures, laws and regulations relevant to the regions in which the Company operates. Appropriate training programs on the Code are undertaken in each of the regions in which the Company operates. A copy of the main provisions of the Group Code of Conduct is available on the Company's corporate website.

Trading in Company Securities by Directors, senior executives and employees
The Company has a detailed securities trading policy which regulates dealings by Directors, senior managers and employees in shares, options and other securities issued in the Company.

A summary of the policy is as follows:

- dealings by Directors, senior managers, and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated Company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairman at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimise risk to the market price; and
- Executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the Executive.

A copy of the Securities Trading Policy is available on the Company's corporate website.

Whistleblower Policy
A copy of the Whistleblower Policy is available on the Company's corporate website. The policy applies to all Company employees, contractors and consultants and is designed to protect individuals who, in good faith, report conduct which they reasonably believe to be corrupt, illegal or unethical on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment.

PRINCIPLE 4: Safeguard integrity in financial reporting

Audit Committee
Committee Members

Allan McDonald (Chairman)
Tony Froggatt
Margaret Jackson
Ted Kunkel
Gordon Merchant
Colette Paull

The Audit Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees and ensure it does not adversely impact on auditor independence.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. The Audit Committee Charter is available on the Company's corporate website.

The Audit Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

In fulfilling its responsibilities, the Audit Committee:

- receives regular reports from management and the external auditors;
- meets with the external auditors at least twice a year, or more frequently if necessary; and
- meets separately with the external auditors at least twice a year without the presence of management.

Certification of Financial Reports
The CEO and CFO state in writing to the Board each reporting period that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial position and operational results and are in accordance with relevant accounting standards. The statements from the CEO and CFO are based on a formal sign off framework established throughout the Company.

External Auditors
The external auditor (PricewaterhouseCoopers) has declared its independence to the Board through is representations to the Committee and provision of its Statement of Independence to the Board, stating that they have maintained their independence in accordance with the provisions of APES 110 – Code of Ethics for Professional Accountants and the applicable provisions of the *Corporations Act 2001*. It is PricewaterhouseCoopers' policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit engagement partner was introduced for the year ended 30 June 2007.

The performance of the external auditor is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' Report and in the notes to the financial statements. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. A policy on the Selection and Appointment of External Auditors is available on the Company's corporate website.

PRINCIPLE 5: Make timely and balanced disclosure

The Company has an established policy and procedure for timely disclosure of material information concerning the Company. This includes internal reporting procedures to ensure that any material price sensitive information is reported to the Company Secretary in a timely manner.

The Company Secretary has been nominated as the person responsible for communication with the Australian Securities Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's corporate website as soon as it is disclosed to the ASX. When analysts are briefed following half year and full year results announcements, the material used in the presentations is released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's corporate website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

A copy of the Continuous Disclosure Policy is available on the Company's corporate website.

PRINCIPLE 6: Shareholder communication

The Company aims to keep shareholders informed of the Company's performance and all major developments in an ongoing manner. Information is communicated to shareholders through:

- the Half-Yearly Report and Full Financial Report, Shareholder Review, Notice of Meetings and explanatory materials which are published on the Company's corporate website and distributed to shareholders where nominated;
- the Annual General Meeting, and any other formally convened Company meetings;
- transcripts of analyst briefings held by teleconference for half year and full year results announcements which are posted on the Company's corporate website within 24 hours of the briefing; and
- all other information released to the ASX is posted to the Company's corporate website.

The Billabong website maintains, at a minimum, information about the last three years' press releases or announcements.

A copy of the Stakeholder Communications Policy is available on the Company's corporate website.

PRINCIPLE 7: Recognise and manage risk

The Board, through the Audit Committee, is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

The Company has implemented a risk management system based on AS/NZS 4360:2004; *Risk Management* standard and the ASX Corporate Governance Principles and Recommendations. The framework is based around the following risk activities:

- Risk Identification: Identify all significant foreseeable risks associated with business activities in a timely and consistent manner;
- Risk Evaluation: Evaluate risks using an agreed risk assessment criteria;
- Risk Treatment/Mitigation: Develop mitigation plans for risk areas where the residual risk is greater than tolerable risk levels; and
- Risk Monitoring and Reporting: Report risk management activities and risk specific information to appropriate levels of management in a timely manner.

The Board through the Audit Committee reviews the Risk Management Policy and framework on a regular basis and satisfies itself that management has in place appropriate systems for managing risk and maintaining internal controls.

The CEO and senior management team are responsible for identifying, evaluating and monitoring risk in accordance with the risk management framework. Senior management are responsible for the accuracy and validity of risk information reported to the Board and also for ensuring clear communication of the Board and senior management's position on risk throughout the Company.

In particular, at the Board and senior management strategy planning sessions held throughout the year, the CEO and management team reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives.

Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken after eighteen to twenty-four months of major business acquisitions, major capital expenditures or significant business initiatives.

Certification of risk management controls
In conjunction with the certification of financial reports under Principle 4, the CEO and CFO state in writing to the Board each reporting period that:

- the statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Company's corporate website.

PRINCIPLE 8: Remunerate fairly and responsibly

Human Resource and Remuneration Committee
Committee Members

Margaret Jackson (Chairman)
Tony Froggatt
Ted Kunkel
Allan McDonald
Gordon Merchant
Colette Paull

The Human Resource and Remuneration Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which:

(a) enable the Group to attract and retain Executives and Directors (Executive and Non-Executive) who will create sustainable value for shareholders and other stakeholders;
(b) fairly and responsibly reward Executives and Directors having regard to the Group's overall strategy and objectives, the performance of the Group, the performance of the Executive and the general market environment; and
(c) comply with all relevant legislation and regulations including the ASX Listing Rules and *Corporations Act 2001*.

In particular to:

- review the remuneration for each Executive Director (including base pay, incentive payments, equity awards and retirement or severance benefits), having regard to the Executive remuneration policy and whether in respect of any elements of remuneration any shareholder approvals are required;
- annually appraise the performance of the CEO and provide appropriate Executive development programs;
- review the remuneration (including incentive awards, equity awards and service employment contracts) for the CEO and senior management, to ensure they are consistent with the Executive remuneration policy;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all cash-based Executive incentive plans;
- review the appropriateness of management succession plans;
- review annually the remuneration trends (including major changes in employee benefit structures, philosophies and practices) across the Group in its various regions; and
- ensure that the Board is aware of all relevant legal requirements regarding disclosure of remuneration.

The Committee reviews and sets key performance indicators (KPI's) relating to financial and non-financial targets for senior management at the commencement of each financial year. These KPI's are evaluated at the end of each reporting period and impact on the discretionary element of the Executive's remuneration. Committee members receive briefings from external remuneration consultants on recent developments on remuneration and related matters. The Human Resource and Remuneration Committee Charter is available on the Company's corporate website.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Structure of Remuneration
Details of the nature and amount of each element of the remuneration for Directors and key Executives of the Company are set out in the 'Remuneration Report' section of the Directors' Report. The current maximum aggregate remuneration pool for Non-Executive Directors is currently $1,200,000 per annum which was approved by shareholders on 21 October 2005.

There are no Directors' retirement benefits other than statutory superannuation.

Billabong International Limited

ABN 17 084 923 946

Contents

:: FINANCIAL REPORT 30 JUNE 2009

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 – 6, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 21 August 2009. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our corporate website: www.billabongbiz.com

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Revenue from continuing operations	5	1,674,434	1,354,419	137,046	64,453
Cost of goods sold	7	(780,436)	(608,040)	---	---
Other income	6	1,491	---	10,225	---
Selling, general and administrative expenses	7	(525,351)	(399,411)	(645)	(1,733)
Other expenses	7	(125,530)	(76,420)	---	(15,888)
Finance costs	7	(38,561)	(24,986)	(28,842)	(21,298)
Profit before income tax		206,047	245,562	117,784	25,534
Income tax (expense)/benefit	8	(53,208)	(69,293)	89	3,151
Profit for the year		152,839	176,269	117,873	28,685
Loss attributable to minority interest		---	111	---	---
Profit attributable to members of Billabong International Limited		152,839	176,380	117,873	28,685

Earnings per share for profit attributable to the ordinary equity holders of the Company		Cents	Cents
Basic earnings per share	41	69.2	81.8
Diluted earnings per share	41	68.7	81.2

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	332,937	128,477	124,682	43
Trade and other receivables	10	405,155	302,680	20,730	23,673
Inventories	11	253,670	209,701	---	---
Current tax receivables		10,456	8,106	8,186	268
Other	12	18,563	18,559	55	506
Total current assets		1,020,781	667,523	153,653	24,490
Non-current assets					
Receivables	13	11,566	7,677	403,674	274,962
Other financial assets	14	---	---	497,791	414,264
Property, plant and equipment	15	161,816	134,120	---	---
Intangible assets	16	999,491	800,897	---	---
Deferred tax assets	17	21,735	12,008	3,546	4,401
Other	18	5,123	3,236	2,694	589
Total non-current assets		1,199,731	957,938	907,705	694,216
Total assets		2,220,512	1,625,461	1,061,358	718,706
LIABILITIES					
Current liabilities					
Trade and other payables	19	277,947	193,922	1,514	518
Borrowings	20	10,031	11,895	---	---
Current tax liabilities	21	7,690	---	---	---
Provisions	22	13,483	11,285	---	---
Total current liabilities		309,151	217,102	1,514	518
Non-current liabilities					
Borrowings	23	547,872	471,411	313,344	315,992
Deferred tax liabilities	24	56,497	55,223	---	---
Provisions and other payables	25	21,330	10,475	---	---
Deferred payment	35	108,726	76,147	---	---
Total non-current liabilities		734,425	613,256	313,344	315,992
Total liabilities		1,043,576	830,358	314,858	316,510
Net assets		1,176,936	795,103	746,500	402,196
EQUITY					
Contributed equity	26	659,012	316,317	659,012	316,317
Treasury shares	27(a)	(27,295)	(24,896)	---	---
Option reserve	27(b)	2,519	6,995	12,877	12,558
Other reserves	27(b)	(32,480)	(41,441)	(796)	---
Retained profits	27(c)	575,180	538,128	75,407	73,321
Parent entity interest		1,176,936	795,103	746,500	402,196
Minority interest		---	---	---	---
Total equity		1,176,936	795,103	746,500	402,196

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Total equity at the beginning of the financial year		795,103	759,683	402,196	482,187
Cash flow hedge reserve movement, net of tax	27(b)	(10,253)	(1,240)	(796)	---
Exchange differences on translation of foreign operations	27(b)	1,923	(7,931)	---	---
Net investment hedge	27(b)	17,291	(10,330)	---	---
Net income/(expense) recognised directly in equity		8,961	(19,501)	(796)	---
Profit for the year		152,839	176,269	117,873	28,685
Total recognised income for the year		161,800	156,768	117,077	28,685
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	26(b)	39	143	39	143
Rights issue, net of transaction costs	26(b)	284,799	---	284,799	---
Dividend reinvestment plan issues	26(b)	57,857	---	57,857	---
Dividends paid	28	(115,787)	(112,014)	(115,787)	(112,014)
Treasury shares purchased by employee share plan trusts	27(a)	(7,194)	(10,751)	---	---
Option reserve in respect of employee share plan	27(b)	319	3,195	319	3,195
Acquisition of subsidiary minority interest		---	(1,921)	---	---
		220,033	(121,348)	227,227	(108,676)
Total equity at the end of the financial year		1,176,936	795,103	746,500	402,196
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		161,800	156,879	117,077	28,685
Minority interest		---	(111)	---	---
		161,800	156,768	117,077	28,685

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,706,459	1,340,297	---	---
Payments to suppliers and employees (inclusive of GST)		(1,447,870)	(1,108,720)	(31)	(16)
		258,589	231,577	(31)	(16)
Dividends received		---	---	1,516	876
Interest received		2,815	4,310	795	4,184
Other revenue		2,360	3,727	87	---
Finance costs		(37,205)	(25,305)	(4,376)	(1,430)
Income taxes (paid)/refunded		(50,874)	(61,102)	---	4
Net cash inflow/(outflow) from operating activities	39	175,685	153,207	(2,009)	3,618
Cash flows from investing activities					
Payments for purchase of subsidiaries and businesses, net of cash acquired	35	(143,760)	(90,688)	---	---
Payments for investments in subsidiaries		---	---	(57,781)	(391)
Payments for property, plant and equipment		(65,355)	(54,688)	---	---
Loans to related parties		---	---	(31,025)	(42,260)
Loans from related parties		---	---	106,046	146,238
Repayment of loans by related parties		---	---	14,714	---
Payments for intangible assets		(6,225)	(3,221)	---	---
Proceeds from sale of property, plant and equipment		97	1,730	---	---
Net cash (outflow)/inflow from investing activities		(215,243)	(146,867)	31,954	103,587
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		325,154	143	325,154	143
Share issue and transaction costs		(8,219)	---	(8,219)	---
Payments for treasury shares held by employee share plan trusts		(7,194)	(10,751)	(7,194)	(10,751)
Proceeds from borrowings		714,688	338,327	156,149	126,300
Repayment of borrowings		(682,360)	(197,079)	(279,000)	(111,000)
Dividends paid	28	(92,196)	(112,014)	(92,196)	(112,014)
Net cash inflow/(outflow) from financing activities		249,873	18,626	94,694	(107,322)
Net increase/(decrease) in cash and cash equivalents		210,315	24,966	124,639	(117)
Cash and cash equivalents at the beginning of the year		125,852	113,212	43	160
Effects of exchange rate changes on cash and cash equivalents		(3,230)	(12,326)	---	---
Cash and cash equivalents at the end of the year	9	332,937	125,852	124,682	43
Financing arrangements	23				
Non-cash investing and financing activities	40				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with IFRS
The financial report of the consolidated entity and the parent entity also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting period ended 30 June 2009.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2009 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies (continued)

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited. Such investments include both investments in shares issued by the subsidiaries and other parent entity interests that in substance form part of the parent entity's investment in the subsidiaries. These include investments in the form of interest-bearing loans which have been provided to subsidiaries as an additional source of long term capital. Other amounts advanced on commercial terms and conditions are included in receivables.

(ii) Employee Share Trust
The Group has formed trusts to administer the Group's Executive Performance Share Plan. The trusts are consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

Shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust are disclosed as treasury shares and deducted from equity.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) *Group companies*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1. Summary of significant accounting policies (continued)

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Note 1. Summary of significant accounting policies (continued)

Deferred consideration
When deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account. Where settlement of any part of cash consideration is deferred and recognised as a non-current liability, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment charge is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade receivables are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment charge is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) *Raw materials*
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) *Work in progress and finished goods*
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Note 1. Summary of significant accounting policies (continued)

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

(m) Investments and other financial assets

Classification

The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and an ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

Recognition and derecognition

Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Impairment

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment charges recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(n) Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
- hedges of net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

Note 1. Summary of significant accounting policies (continued)

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. These techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment charges. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) *Brands*

Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment charges.

Note 1. Summary of significant accounting policies (continued)

(iii) *Computer software*
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated contractual lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are

Note 1. Summary of significant accounting policies (continued)

discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, the Billabong Executive Performance Share Plan and the Executive Performance and Retention Plan.

Billabong Executive Incentive Option Plan
No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and it is not envisaged that any further options will be granted under this Plan. For options already granted under the Plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Note 1. Summary of significant accounting policies (continued)

Billabong Executive Performance Share Plan

Share-based compensation benefits are provided to the executive team via the Billabong Executive Performance Share Plan. Information relating to this Plan is set out in note 42.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date and is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the Plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of the trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

Billabong Executive Performance and Retention Plan

Share-based compensation benefits are also provided to the executive team via the Billabong Executive Performance and Retention Plan. Information relating to this Plan is set out in note 42.

The fair value of the options granted under the Billabong Executive Performance and Retention Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive team becomes unconditionally entitled to the options.

The fair value at grant date is independently determined using the Monte-Carlo simulation valuation technique that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

Note 1. Summary of significant accounting policies (continued)

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

(dd) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting for companies generally, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 on 1 July 2009. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage, it is not expected to affect any of the amounts recognised in the financial statements.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and – when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

Note 1. Summary of significant accounting policies (continued)

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101
A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

(iv) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:

- all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through the income statement;
- all transaction costs will be expensed.

(v) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009.

(vi) AASB 2008-2 Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation [AASB 7, AASB 101, AASB 132, AASB 139 and Interpretation 2]
The amendments made by AASB 2008-2 in March 2008 relate to puttable financial instruments and instruments that require the entity to pay the holder a pro-rata share of the entity's net assets on liquidation. The revised standards have to be applied from 1 January 2009. Under the revised rules, the relevant instruments will be classified as equity if certain conditions are satisfied. As the Group has not issued any such instruments, the amendments will not have any effect on the Group's or the parent entity's financial statements.

(vii) Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
The amendments to AASB 5 *Discontinued Operations* and AASB 1 *First-Time Adoption of Australian-Equivalents to International Financial Reporting Standards* are part of the IASB's annual improvements project published in May 2008. They clarify that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in a loss of control. Relevant disclosures should be made for this subsidiary if the definition of a discontinued operation is met. The Group will apply the amendments prospectively to all partial disposals of subsidiaries from 1 July 2009.

(viii) Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. The Group will apply the revised rules from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

Note 1. Summary of significant accounting policies (continued)

(ix) Improvements to IFRSs
In May 2008, the IASB issued a number of improvements to existing International Financial Reporting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. We expect the AASB to make the same changes to Australian Accounting Standards shortly. The Group will apply the revised standards from the relevant application dates.

(x) IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 16 was issued in July 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009. There will be no changes to the accounting for the existing hedges of the net investments in the subsidiaries.

(xi) Amendment to IAS 39 Financial Instruments: Recognition and Measurement
On 31 July 2008 the IASB issued an amendment to IAS 39, Eligible Hedged Items. It is effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group is currently reviewing its hedging transactions to determine whether there will be an impact on the financial report when the standard is first applied.

(xii) AASB 2009-2 Amendments to Australian Accounting Standards - Improving Disclosures about Financial Instruments (effective for annual periods beginning on or after 1 January 2009)
In April 2009, the AASB published amendments to AASB 7 Financial Instruments: Disclosure to improve the information that entities report about their liquidity risk and the fair value of their financial instruments. The amendments require fair value measurement disclosures to be classified into a new three-level hierarchy and additional disclosures for items whose fair value is determined by valuation techniques rather than observable market values. The AASB also clarified and enhanced the existing requirements for the disclosure of liquidity risk of derivatives. The Group will apply the amendments from 1 July 2009. They will not affect any of the amounts recognised in the financial statements.

(xiii) Group Cash-settled Share-based Payment Transactions - Amendments to IFRS 2 (effective for annual periods commencing on or after 1 January 2010)
The amendments made by the IASB to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The AASB is expected to make equivalent amendments to AASB 2 shortly. The Group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. However, as the amendments only affect the accounting in the individual entities there will be no impact on the financial statements of the Group.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures. Derivatives are used exclusively for hedging purposes and not for trading or speculative purposes.

(a) Market risk

(i) Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States Dollars.

Foreign currency transaction risk arises when assets and liabilities, and forecasted purchases and sales are denominated in a currency other than the functional currency of the respective entities. As sales are mainly denominated in the respective local currency which is the functional currency, the major transactional exposure is in relation to inventory purchases which are typically denominated in United States Dollars. The risk is measured using sensitivity analysis and cash flow forecasting.

Forward contracts are used to manage foreign exchange risk. The Group's Risk Management Policy is for each region to hedge greater than 80% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes. The Group has, as outlined in note 29, forward exchange contracts designated as cash flow hedges.

The carrying amounts of the Group's and parent entity's financial assets and liabilities that are denominated in Australian Dollars and significant foreign currency (figures in Australian Dollars), are set out below:

		Consolidated		Parent entity	
	Notes	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Australian Dollars					
Cash and cash equivalents	9	157,559	19,866	124,682	43
Trade and other receivables	10, 13	44,114	46,758	317,725	225,373
Borrowings	20, 23	(39,095)	(115,907)	(313,110)	(315,992)
Trade and other payables	19	(27,080)	(24,498)	(1,514)	(518)
		135,498	(73,781)	127,783	(91,094)
United States Dollars					
Cash and cash equivalents	9	129,700	68,169	---	---
Trade and other receivables	10, 13	157,914	99,027	2,340	---
Borrowings	20, 23	(388,619)	(248,223)	---	---
Trade and other payables	19	(163,680)	(94,176)	---	---
		(264,685)	(175,203)	2,340	---
European Euros					
Cash and cash equivalents	9	12,796	11,975	---	---
Trade and other receivables	10, 13	109,626	71,481	---	---
Borrowings	20, 23	(100,947)	(81,735)	---	---
Trade and other payables	19	(46,916)	(42,270)	---	---
		(25,441)	(40,549)	---	---
Other					
Cash and cash equivalents	9	32,882	28,467	---	---
Trade and other receivables	10, 13	105,067	93,091	104,339	73,262
Borrowings	20, 23	(29,242)	(37,441)	(234)	---
Trade and other payables	19	(40,271)	(32,978)	---	---
		68,436	51,139	104,105	73,262

Note 2. Financial risk management (continued)

Sensitivity analysis
The majority of the carrying amounts of the Group's financial assets and liabilities are denominated in the functional currency of the relevant subsidiary and thus there is no foreign exchange exposure. The majority of foreign exchange exposure as at 30 June 2009 relates to intragroup monetary assets or liabilities, which whilst these intragroup assets or liabilities are eliminated on group consolidation, there is an exposure at balance date which is recognised in the consolidated income statement as unrealised foreign exchange gains or losses. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations.

At 30 June 2009 had the Australian Dollar as at 30 June 2009 weakened / strengthened by 10% against the United States Dollar with all other variables held constant, post-tax profit for the year would have been $3.0 million higher / $2.4 million lower (2008: $0.5 million higher / $0.4 million lower), mainly as a result of intragroup monetary assets or liabilities as at 30 June 2009. Profit is more sensitive to movements in the Australian Dollar / United States Dollar in 2009 than 2008 because of increased amounts of intragroup monetary assets or liabilities and increased amounts of United States Dollar assets or liabilities in non-United States Dollar functional currency entities as at 30 June 2009 compared to as at 30 June 2008. Equity (excluding the effect to the Foreign Currency Translation Reserve of translating the United States of America operations' net assets/equity to Australian Dollars) would have been $6.5 million higher / $2.5 million lower (2008: $6.6 million higher / $6.6 million lower). The Group's exposure to other foreign exchange movements as at 30 June 2009 is not material.

The parent entity does not have any material exposure to the United States Dollar as at 30 June 2009 or 30 June 2008. At 30 June 2009 and 30 June 2008 the parent entity had exposure to the South African Rand. At 30 June 2009 had the Australian Dollar as at 30 June 2009 weakened / strengthened by 10% against the South African Rand with all other variables held constant, post-tax profit for the year would have been $5.4 million higher / $4.4 million lower (2008: $3.3 million higher / $2.7 million lower). Equity would have been $5.4 million higher / $4.4 million lower (2008: $3.3 million / $2.7 million lower). The parent entity's exposure to other foreign exchange movements as at 30 June 2009 is not material.

(ii) Cash flow interest rate risk
Other than cash deposits at call, the Group has no significant interest-bearing assets and therefore the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. In certain circumstances the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

As at the reporting date, the Group had the following variable rate borrowings and interest rate swap contracts outstanding:

	2009 $'000	2008 $'000
Bank loans, syndicated facility, drawdown facility and cash advance facilities	553,065	477,087
Interest rate swaps (notional principal amount)	(198,044)	(182,368)
Net exposure to interest rate risk	355,021	294,719

An analysis by maturities is provided in (c) below and a summary of the terms and conditions is in note 23.

Group sensitivity analysis
At 30 June 2009 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would have been $1.5 million lower / higher (2008: $nil). Equity would have been $2.6 million lower / higher (2008: $1.4 million lower/higher) mainly as a result of an increase / decrease in the fair value of the cash flow hedges as at 30 June 2009.

Parent sensitivity analysis
At 30 June 2009 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would have been $0.3 million lower / higher (2008: $nil). Equity would have been $0.3 million lower/higher (2008: $nil).

Note 2. Financial risk management (continued)

(b) Credit risk

Credit risk represents the loss that would be recognised if a counterparty failed to perform as contracted. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Group has no significant concentrations of credit risk.

Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their financial position, past experience and other factors. Credit limits are set for each individual customer in accordance with parameters set by the Board. These credit limits are regularly monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. Sales to retail customers are settled in cash or using major credit cards, mitigating credit risk.

Credit risk further arises in relation to financial guarantees given to certain parties. Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The vast majority of cash at bank and short-term bank deposits are held with banks with at least a credit rating of 'A'. Derivative counterparties have a credit rating of at least 'A'. The vast majority of trade receivables are with existing customers (who have been customers for at least six months) with no defaults in the past (for further information about impaired trade receivables and past due but not impaired receivables refer to note 10).

(c) Liquidity risk

Due to the financial liabilities within the Group and parent entity, the Group and parent entity are exposed to liquidity risk, being the risk of encountering difficulties in meeting such obligations. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available. Refer to note 23(e) for information in regards to the Group's and parent entity's financing arrangements. Refer to note 26(j) for information in regards to the Group's and parent entity's capital management strategy.

The tables below analyse the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. For net settled and gross settled derivatives the cash flows have been estimated using spot interest rates applicable at the reporting date.

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

Consolidated - 2009	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	268,544	---	---	---	---	268,544	268,544
Fixed rate debt	1,030	881	1,730	1,642	---	5,283	4,838
Variable rate debt	16,425	8,099	257,447	298,207	---	580,178	553,065
Net settled derivatives (interest rate swaps)	3,329	3,311	5,022	---	---	11,662	9,523
Net variable rate liabilities	19,754	11,410	262,469	298,207	---	591,840	562,588
Less: Cash (i)	(332,937)	---	---	---	---	(332,937)	(332,937)
Net variable rate liquidity position	(313,183)	11,410	262,469	298,207	---	258,903	229,651
Gross settled derivatives (forward exchange contracts)							
- (inflow)	(216,980)	(24,003)	---	---	---	(240,983)	---
- outflow	225,529	24,244	---	---	---	249,773	8,987
	8,549	241	---	---	---	8,790	8,987

On 17 July 2008 a new AU$600 million unsecured multi-currency syndicated facility was entered into by the Group to replace the previous AU$515 million secured facilities and to provide additional liquidity to the Group (refer to note 23 for the Group's secured facilities as at 30 June 2009). The new facility was structured on an unsecured basis with two and three year tranches of AU$300 million each. Consistent with the Group's capital risk management strategy (note 26(j)), on 16 October 2008 the Group converted this facility into a US$533.5 million facility to minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. The two year tranche under this facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

On 21 July 2008 a new AU$100 million unsecured multi-currency drawdown facility was entered into by the Group, replacing the previous secured facility for the same amount (refer to note 23 for the Group's secured facilities as at 30 June 2009). On 22 December 2008 the Group converted this facility into a US$100 million facility to further minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. This new facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

Entitlement offers
In May 2009, the Company invited institutional and retail shareholders to participate in accelerated non-renounceable pro-rata entitlement offers to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per share (refer to note 26 for further information). Each offer was fully underwritten by Goldman Sachs JBWere. Details of these offers are as follows:

- The institutional entitlement offer was made on 18 May 2009 with shares issued on and ranking for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in cash proceeds of $229.2 million.
- The retail entitlement offer was made on 25 May 2009 with shares issued on and ranking for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in cash proceeds of $61.6 million.

In total the entitlement offer raised cash proceeds of $290.8 million, before transaction costs.

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

(i) Cash
Cash is considered in managing the Group's exposure to liquidity and interest rate risks. As at 30 June 2009 the Group held a significant cash balance of $332.9 million. Of this amount $142.0 million was allocated for use in debt repayment or debt offset as follows:

Cash allocated for debt repayment
A comprehensive analysis was performed by management to determine the most efficient use of the net proceeds of the entitlement offers detailed above. The analysis considered the order of repayment of current drawn debt, expected interest rates and commitment and break fees associated with early repayment of debt segments. Based on the results of this analysis, at balance date $124.6 million of these net proceeds were held in an 'at call' deposit account earning market interest rates pending repayment of specific debt segments in July and August 2009 using these net proceeds.

Cash allocated for debt offset
In order to optimise the cost of funds, the Group entered into a cash pooling arrangement during the year wherein a portion of the Group's cash is notionally offset on a daily basis against the outstanding debt drawn under the drawdown facility for the purposes of calculating interest expense payable. At 30 June 2009, the amount of cash included in the notional pooling was $17.4 million (30 June 2008: nil).

Consolidated - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	189,942	---	---	---	---	189,942	189,942
Fixed rate debt	1,198	1,021	1,625	2,995	64	6,903	6,219
Variable rate debt	18,708	12,998	478,442	---	---	510,148	477,087
Net settled (interest rate swaps) derivatives	999	947	1,893	1,405	---	5,244	1,564
Net variable rate liabilities	19,707	13,945	480,335	1,405	---	515,392	478,651
Less: Cash	(128,477)	---	---	---	---	(128,477)	(128,477)
Net variable rate debt	(108,770)	13,945	480,335	1,405	---	386,915	350,174
Gross settled derivatives							
- (inflow)	(96,633)	(27,434)	---	---	---	(124,067)	---
- outflow	99,832	28,177	---	---	---	128,009	3,071
	3,199	743	---	---	---	3,942	3,071

Parent entity - 2009	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	376	---	---	---	---	376	376
Variable rate debt	12,080	12,080	46,757	80,990	274,408	426,315	313,344
Gross settled derivatives (forward exchange contracts)							
- (inflow)	(103,215)	---	---	---	---	(103,215)	---
- outflow	104,036	---	---	---	---	104,036	1,138
	821	---	---	---	---	821	1,138

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

Parent entity - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	518	---	---	---	---	518	518
Variable rate debt	12,634	12,825	135,547	48,166	200,692	409,864	315,992

There were no gross settled derivatives (forward exchange contracts) in the parent entity in 2008.

(d) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Certain financial instruments such as derivatives are valued using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of borrowings is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates that are available to the Group for similar financial instruments. Refer to note 13(b) and 23(g) for further information.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment and if any intangibles cease to have an indefinite life, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and judgements, in particular the achievement of forecast growth rates which are determined through a Board approved budgeting process. Assumptions used in impairment testing are detailed in note 16.

Deferred contingent consideration
In relation to certain acquisitions that have been made by the Group, deferred contingent consideration may be payable in cash if certain specific conditions are achieved. When the deferred contingent consideration payable becomes probable and the amount can be reliably measured, the Group brings it to account (refer note 35) and the amount of the contingent liability is disclosed in note 32. The calculation of the payable for each acquisition requires the use of estimates and judgements which are reviewed at each reporting period.

Note 4. Segment information

(a) Description of segments

The Group is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia and Indonesia.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, United Kingdom, Spain, Italy, the Netherlands, Belgium and Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2009	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	444,260	836,836	387,966	---	1,669,062
Other revenue, including interest revenue	2,632	458	93	2,189	5,372
Total segment revenue	446,892	837,294	388,059	2,189	1,674,434
Segment result	100,378	99,911	82,352	2,189	284,830
Add/(Less): inter-company royalties and sourcing fees	130,098	(85,469)	(44,629)	---	---
Less: depreciation and amortisation	(11,016)	(16,995)	(10,123)	---	(38,134)
Less: impairment charge*	(1,298)	(4,132)	(4,046)	---	(9,476)
Less: interest (expense)/income (net)	(9,367)	(16,959)	(4,847)	---	(31,173)
Profit before income tax	208,795	(23,644)	18,707	2,189	206,047
Consolidated profit before income tax					206,047
Less: income tax expense					(53,208)
Consolidated profit for the year					152,839
Segment assets	1,711,317	946,780	284,506	---	2,942,603
Elimination					(722,091)
Total assets					2,220,512
Segment liabilities	93,180	124,561	83,531	---	301,272
Elimination					(617,003)
Unallocated liabilities					1,359,307
Total liabilities					1,043,576
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	105,966	140,954	23,503	---	270,423
Impairment of inventories	210	45	3,143	---	3,398
Impairment of trade receivables	115	1,024	2,812	---	3,951

* As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. Value-in-use has been assessed by reference to management's best estimate of the risk adjusted future earnings performance of each store over the remaining life of the lease. This resulted in a pre-tax impairment charge in respect of retail stores in various countries, but predominately in the United Kingdom and the United States, which amounted to $9.5 million. This impairment charge has been included within the other expenses line item on the income statement.

Note 4. Segment information (continued)

2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	412,693	620,487	314,438	---	1,347,618
Other revenue, including interest revenue	2,963	1,653	332	1,853	6,801
Total segment revenue	415,656	622,140	314,770	1,853	1,354,419
Segment result	110,081	112,013	68,004	1,853	291,951
Add/(Less): inter-company royalties and sourcing fees	130,983	(82,749)	(48,234)	---	---
Less: depreciation and amortisation	(8,360)	(10,653)	(8,202)	---	(27,215)
Less: interest (expense)/income (net)	(5,378)	(9,539)	(4,257)	---	(19,174)
Profit before income tax	227,326	9,072	7,311	1,853	245,562
Consolidated profit before income tax					245,562
Less: income tax expense					(69,293)
Consolidated profit for the year					176,269
Segment assets	1,159,499	681,758	234,760	---	2,076,017
Elimination					(450,556)
Total assets					1,625,461
Segment liabilities	68,333	86,331	68,424	---	223,088
Elimination					(278,693)
Unallocated liabilities					885,963
Total liabilities					830,358
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	77,348	114,714	19,862	---	211,924
Impairment of inventories	157	244	6,062	---	6,463
Impairment of trade receivables	123	853	2,817	---	3,793

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,669,062	1,347,618	---	---
Royalties	2,189	1,853	---	---
	1,671,251	1,349,471	---	---
Other revenue				
Interest	2,039	4,699	26,581	23,577
Dividends	---	---	110,465	40,876
Other	1,144	249	---	---
	3,183	4,948	137,046	64,453
Total revenue from continuing operations	1,674,434	1,354,419	137,046	64,453

Note 6. Other income

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Foreign exchange gains	---	---	10,225	---
Other	1,491	---	---	---
	1,491	---	10,225	---

Note 7. Expenses

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	780,436	608,040	---	---
Selling, general and administrative expenses	525,351	399,411	645	1,733
Employee benefits expense (included in the amounts above)	248,539	173,279	---	---
Depreciation				
Buildings	577	472	---	---
Plant and equipment	35,928	25,360	---	---
Plant and equipment under finance lease	1,114	1,278	---	---
Total depreciation	37,619	27,110	---	---
Amortisation of finite life intangible assets	515	105	---	---
Interest and finance charges				
Interest expense	33,212	23,873	26,172	20,185
Other borrowing costs	2,670	1,113	2,670	1,113
Provisions: unwinding of discount	2,679	---	---	---
Total interest and finance charges	38,561	24,986	28,842	21,298
Net loss on disposal of property, plant and equipment	450	211	---	---
Foreign exchange losses	512	1,020	---	15,888
Rental expense relating to operating leases				
Minimum lease payments	68,532	43,296	---	---
Contingent rentals	4,367	885	---	---
Sub-leases	108	---	---	---
Total rental expense relating to operating leases	73,007	44,181	---	---
Impairment of other assets				
Inventories *(included in the cost of goods sold amount above)*	3,398	6,463	---	---
Trade receivables	3,951	3,793	---	---
Retail store fixed assets	9,476	---	---	---

Note 8. Income tax expense

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
(a) Income tax expense/(benefit)				
Current tax	61,893	62,073	(3,945)	(3,042)
Deferred tax	(7,670)	3,017	3,789	(4,109)
Adjustments for current tax of prior periods	(1,015)	4,203	67	4,000
	53,208	69,293	(89)	(3,151)
Deferred income tax (revenue)/expense included in income tax expense/(benefit) comprises:				
(Increase)/decrease in deferred tax assets (note 17)	(11,870)	791	3,210	(4,468)
Increase in deferred tax liabilities (note 24)	4,200	2,226	579	359
	(7,670)	3,017	3,789	(4,109)
(b) Numerical reconciliation of income tax expense/(benefit) to prima facie tax payable				
Profit from continuing operations before income tax expense	206,047	245,562	117,784	25,534
Tax at the Australian tax rate of 30% (2008 – 30%)	61,814	73,669	35,335	7,660
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:				
Net exempt income	(13,534)	(12,647)	(1,833)	(2,548)
Non-taxable dividends	---	---	(33,140)	(12,263)
Entertainment	528	368	---	---
Sundry items	---	(665)	(518)	---
Non-deductible permanent differences	7,847	3,079	---	---
	56,655	63,804	(156)	(7,151)
Difference in overseas tax rates	(2,066)	1,795	---	---
(Over)/under provision in prior years	(1,015)	4,203	67	4,000
Prior year tax losses previously not recognised	(366)	(509)	---	---
Income tax expense/(benefit)	53,208	69,293	(89)	(3,151)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly credited to equity				
Net deferred tax – credited (note 17, 24)	6,857	1,827	2,934	---
	6,857	1,827	2,934	---
(d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	5,282	1,543	---	---
Potential tax benefit @ 30%	1,585	463	---	---

All unused tax losses were incurred by entities that are not part of the Australian tax consolidated group.

Note 8. Income tax expense (continued)

(e) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

The income tax expense for the financial year is $53.2 million (2008: $69.3 million), an effective tax rate of 25.8% (2008: 28.2%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix, together with several one-off prior year tax adjustments. Adjusting for these one-off prior year tax adjustments, the effective tax rate would have been approximately 28%.

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	204,861	89,969	76	43
Deposits at call	128,076	38,508	124,606	---
	332,937	128,477	124,682	43

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the consolidated cash flow statement as follows:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Balances as above	332,937	128,477	124,682	43
Bank overdrafts (note 20)	---	(2,625)	---	---
	332,937	125,852	124,682	43

(b) Interest rate risk exposure

The Group's and parent entity's exposure to interest rate risk is discussed in note 2.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Trade receivables	396,212	300,313	---	---
Provision for impairment of receivables	(23,133)	(16,033)	---	---
	373,079	284,280	---	---
Recoverables from controlled entity – tax related	---	---	8,026	19,318
Receivables from controlled entities	---	---	12,623	4,355
Other receivables	32,076	18,400	81	---
	405,155	302,680	20,730	23,673

(a) Impaired trade receivables

As at 30 June 2009 current trade receivables of the Group with a nominal value of $23.3 million (2008: $17.3 million) were impaired. The amount of the provision was $23.1 million (2008: $16.0 million). The individually impaired receivables mainly relate to retailers encountering difficult economic conditions. It was assessed that a portion of the receivables is expected to be recovered.

The ageing of these receivables is as follows:

	Consolidated	
	2009	2008
	$'000	$'000
Up to 3 months	3,239	4,882
3 to 6 months	4,400	2,306
Over 6 months	15,697	10,151
	23,336	17,339

Movements in the provision for impairment of receivables are as follows:

	Consolidated	
	2009	2008
	$'000	$'000
At 1 July	16,033	16,127
Provision for impairment recognised during the year	9,906	4,237
Receivables written off during the year	(3,951)	(3,793)
Exchange differences	1,145	(538)
At 30 June	23,133	16,033

The creation and release of the provision for impaired receivables has been included in 'other expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There were no impaired trade receivables for the parent entity in 2009 or 2008.

Note 10. Current assets – Trade and other receivables (continued)

(b) Past due but not impaired

As at 30 June 2009, trade receivables of $68.5 million (2008: $55.6 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated	
	2009	2008
	$'000	$'000
Up to 3 months	31,714	30,039
3 to 6 months	15,727	14,672
Over 6 months	21,045	10,899
	68,486	55,610

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Other receivables

This amount includes $23.5 million (2008: $13.2 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

North American subsidiaries of the parent entity assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. The factor is appointed solely as an agent to collect outstanding accounts receivable and at all times the outstanding amounts remain the property of, and all credit risk remains with, the North American subsidiaries of the parent entity. The subsidiaries may request advances on the net sales factored at any time before the amounts are collected on terms and conditions as may reasonably be requested by the factor which reduces the amounts owed by the factor to the North American subsidiaries per the agreement. The factor charges a commission on the net sales factored, and interest on any advances at prime rate.

(d) Foreign exchange and interest rate risk

Information about the Group's and the parent entity's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 2.

(e) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the Risk Management Policy of the Group and the credit quality of the Group's trade receivables.

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	6,234	2,720	---	---
Work in progress – at cost	7,185	6,245	---	---
Finished goods				
- at cost	199,974	179,365	---	---
- at net realisable value	40,277	21,371	---	---
	253,670	209,701	---	---

(a) Inventory expense

Inventories recognised as an expense during the year ended 30 June 2009 amounted to $777.0 million (2008: $601.5 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2009 amounted to $3.4 million (2008: $6.5 million). The expense has been included in 'cost of goods sold' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Prepayments	18,263	17,724	55	506
Derivative financial assets (note 29)	300	835	---	---
	18,563	18,559	55	506

(a) Risk exposure

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 13. Non-current assets - Receivables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities - loans	---	---	400,719	272,007
Receivables from controlled entities - other	---	---	2,951	2,951
Other receivables	11,566	7,677	4	4
	11,566	7,677	403,674	274,962

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Impaired receivables and receivables past due

None of the non-current receivables are impaired or past due but not impaired.

(b) Fair values

The fair values and carrying values of non-current receivables are as follows:

	2009		2008	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	$'000	**$'000**	$'000	$'000
Consolidated				
Other receivables	11,566	11,566	7,677	7,677

Parent entity
The fair values equal the carrying values of non-current receivables.

(c) Risk exposure

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 14. Non-current assets – Other financial assets

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Shares in controlled entities at cost (note 36)	---	---	342,904	259,377
Other investments – loans to subsidiaries	---	---	154,887	154,887
	---	---	497,791	414,264

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

Other investments
Represents parent entity interest in subsidiaries as described in note 1(b)(i).

Note 15. Non-current assets – Property, plant and equipment

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2007				
Cost or fair value	28,067	125,352	12,384	165,803
Accumulated depreciation	(1,422)	(54,151)	(3,239)	(58,812)
Net book amount	26,645	71,201	9,145	106,991
Year ended 30 June 2008				
Opening net book amount	26,645	71,201	9,145	106,991
Additions	1,363	58,187	18	59,568
Disposals	---	(1,788)	(153)	(1,941)
Depreciation charge	(472)	(25,360)	(1,278)	(27,110)
Exchange differences	(452)	(3,211)	275	(3,388)
Closing net book amount	27,084	99,029	8,007	134,120
At 30 June 2008				
Cost or fair value	29,007	173,250	12,254	214,511
Accumulated depreciation	(1,923)	(74,221)	(4,247)	(80,391)
Net book amount	27,084	99,029	8,007	134,120

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
Year ended 30 June 2009				
Opening net book amount	27,084	99,029	8,007	134,120
Additions	13,724	50,850	---	64,574
Disposals	---	(277)	(270)	(547)
Depreciation charge	(577)	(35,928)	(1,114)	(37,619)
Impairment charge	---	(9,476)	---	(9,476)
Exchange differences	1,085	9,167	512	10,764
Closing net book amount	41,316	113,365	7,135	161,816
At 30 June 2009				
Cost or fair value	43,821	235,957	11,917	291,695
Accumulated depreciation	(2,505)	(122,592)	(4,782)	(129,879)
Net book amount	41,316	113,365	7,135	161,816

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

Impairment charge
Refer to note 4 for information on the impairment charge from a review of retail store assets.

Parent entity
The parent entity does not hold any property, plant and equipment.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2007					
Cost	115,939	548,610	5,056	3,613	673,218
Accumulated amortisation	(10,215)	---	---	(2,899)	(13,114)
Net book amount	105,724	548,610	5,056	714	660,104
Year ended 30 June 2008					
Opening net book amount	105,724	548,610	5,056	714	660,104
Additions	144,895	7,143	3,185	110	155,333
Amortisation charge	---	---	---	(105)	(105)
Exchange differences	(6,840)	(7,856)	256	5	(14,435)
Closing net book amount	243,779	547,897	8,497	724	800,897
At 30 June 2008					
Cost	253,877	547,897	8,497	3,467	813,738
Accumulated amortisation	(10,098)	---	---	(2,743)	(12,841)
Net book amount	243,779	547,897	8,497	724	800,897

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2009					
Opening net book amount	243,779	547,897	8,497	724	800,897
Additions	111,200	66,840	2,390	1,229	181,659
Adjustment to contingent consideration	(28,344)	---	---	---	(28,344)
Amortisation charge	---	---	---	(515)	(515)
Exchange differences	34,062	11,454	136	142	45,794
Closing net book amount	360,697	626,191	11,023	1,580	999,491
At 30 June 2009					
Cost	370,848	626,191	11,023	5,019	1,013,081
Accumulated amortisation	(10,151)	---	---	(3,439)	(13,590)
Net book amount	360,697	626,191	11,023	1,580	999,491

Adjustment to contingent consideration
Information about the adjustment to contingent consideration is provided in note 35.

Amortisation charge
Amortisation charge of $0.5 million (2008: $0.1 million) has been included in 'other expenses' in the income statement.

Parent entity
The parent entity does not hold any intangible assets.

(a) Impairment tests for goodwill and brands

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to brands acquired or geographical regions where operations existed at the time goodwill arose.

Brands are allocated to the Group's CGUs identified according to individual brands.

The recoverable amount of a CGU firstly is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets with anticipated growth rates approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable cash flows.

Note 16. Non-current assets – Intangible assets (continued)

(a) Impairment tests for goodwill and brands (continued)

	Goodwill Consolidated		Brands Consolidated	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Billabong	50,990	50,246	434,533	434,533
Element	850	850	25,733	25,733
Von Zipper	---	---	1,187	1,187
Kustom	3,746	3,746	10,540	10,540
Palmers	---	---	5,113	5,113
Honolua	8,140	5,456	4,385	4,385
Beachculture	---	---	853	853
Nixon	71,047	83,678	68,076	57,316
Amazon	---	---	1,123	1,094
Xcel	7,456	6,277	4,208	3,543
Tigerlily	1,889	1,889	3,600	3,600
Sector 9	24,914	---	11,140	---
DaKine	73,887	---	55,700	---
Australia	9,250	7,437	---	---
New Zealand	8,504	8,256	---	---
South Africa	42,407	34,837	---	---
North America	50,485	41,107	---	---
United Kingdom	7,132	---	---	---
	360,697	243,779	626,191	547,897

(b) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for brand CGUs are discounted using a pre-tax discount rate range between 12.0% and 14.0% (2008: 12.5% and 15.0%).

Pre-tax cash flow projections for regional CGUs with allocated goodwill only are discounted using a pre-tax discount rate between 12.5% and 14.5% (2008: 13.0% and 15.0%).

The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

Terminal growth rates used in the value-in-use calculations range between 4% and 5% (2008: 5%). The terminal growth rates used reflect the maturity and establishment of the brand or region.

These assumptions have been used for the analysis of each CGU.

(c) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong sales growth over time; and
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
The deferred tax assets balance comprises temporary differences attributable to:				
Trade and other receivables	1,896	2,898	---	---
Employee benefits	2,416	3,301	---	---
Inventories	11,460	6,698	---	---
Trade and other payables	4,635	1,405	---	---
Inter-company royalties	---	1,633	---	---
Rights issue	2,593	---	2,593	---
Other	8,237	9,151	1,550	4,760
Tax losses	14,187	7,077	---	---
Finance lease liabilities	3,331	3,023	---	---
Cash flow hedges (note 27)	6,754	1,807	341	---
Total deferred tax assets	55,509	36,993	4,484	4,760
Set-off of deferred tax assets against deferred tax liabilities pursuant to set-off provisions (note 24)	(33,774)	(24,985)	(938)	(359)
Net deferred tax assets	21,735	12,008	3,546	4,401
Movements:				
Opening balance at 1 July	36,993	35,371	4,760	292
Credited/(charged) to the income statement (note 8)	11,870	(791)	(3,210)	4,468
Credited to equity	6,890	2,063	2,934	---
Exchange differences	(1,024)	326	---	---
Acquisition of subsidiary (note 35)	780	24	---	---
Closing balance at 30 June	55,509	36,993	4,484	4,760
Deferred tax assets to be recovered after more than 12 months	23,135	16,928	3,624	4,760
Deferred tax assets to be recovered within 12 months	32,374	20,065	860	---
	55,509	36,993	4,484	4,760

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Prepayments	5,007	3,236	2,694	589
Derivative financial assets (note 29)	116	---	---	---
	5,123	3,236	2,694	589

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Trade payables	200,393	161,568	---	---
Other payables	68,151	28,374	376	518
Derivative financial liabilities (note 29)	9,403	3,980	1,138	---
	277,947	193,922	1,514	518

(a) Risk exposure

Information about the Group's and the parent entity's exposure to foreign exchange risk is provided in note 2.

(b) Other payables

Included in other payables is deferred payment payable of $16.9 million relating to Quiet Flight and South Africa licensee and $33.8 million (US$27.3 million) in relation to the second instalment payable for the DaKine acquisition, refer to note 35 (2008: $10.4 million relating to Amazon and Quiet Flight).

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Secured				
Bank overdrafts	---	2,625	---	---
Bank loans	5	67	---	---
Lease liabilities (note 33)	167	1,731	---	---
Other loans	---	19	---	---
Total secured current borrowings	172	4,442	---	---
Unsecured				
Bank loans	8,363	7,453	---	---
Lease liabilities (note 33)	1,496	---	---	---
Total unsecured current borrowings	9,859	7,453	---	---
Total current borrowings	10,031	11,895	---	---

(a) Bank loans

Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans

Other loans represent term loans with fixed interest rates.

(c) Security and fair value disclosures

Details of the security relating to each of the secured liabilities, the fair value of each of the borrowings and further information on the bank loans are set out in note 23.

(d) Risk exposure

Details of the Group's exposures to risks arising from current and non-current borrowings are set out in note 2.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Income tax	7,690	---	---	---

As shown on the consolidated balance sheet and parent entity balance sheet the current tax receivable is $10.5 million and $8.2 million respectively (2008: $8.1 million and $0.3 million respectively).

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Employee benefits	13,483	11,285	---	---

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Secured				
Cash advance facilities	---	467,104	---	115,300
Lease liabilities (note 33)	42	4,307	---	---
Total secured non-current borrowings	42	471,411	---	115,300
Unsecured				
Syndicated facility	519,035	---	25,000	---
Drawdown facility	25,667	---	13,936	---
Lease liabilities (note 33)	3,128	---	---	---
Payables to controlled entities	---	---	274,408	200,692
Total unsecured non-current borrowings	547,830	---	313,344	200,692
Total non-current borrowings	547,872	471,411	313,344	315,992

During the year the cash advance facilities were replaced with the syndicated and drawdown facilities.

(a) Cash advance facilities (prior year only)

Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD) and Canadian dollars (CAD). The multi-currency facilities have funding periods of either 30 days to 185 days or 1, 2, 3, 4, 5 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin.

Note 23. Non-current liabilities – Borrowings (continued)

(b) Syndicated facility (current year only)

The syndicated facility is an unsecured multi-currency facility enabling the Group to borrow in Australian dollars (AUD), United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (JPY), New Zealand dollars (NZD), Canadian dollars (CAD), Singapore dollars (SGD) and Hong Kong dollars (HKD). The syndicated facility has funding periods of 1, 2, 3, 4 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); USD LIBOR; and Bank Bill Swap Rate (BBSY). The syndicated facility may be drawn at any time during the term of the facility provided the Company or Group does not trigger an event of default. As at 30 June 2009, the syndicated facility was structured on an unsecured basis with two and three year tranches of US$266.75 million each. The syndicated facility is due for periodic review and roll-over on or prior to 1 July 2010 and 1 July 2011 for each of the two tranches respectively. The two year tranche under this facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

(c) Drawdown facility (current year only)

The drawdown facility is an unsecured multi-currency facility enabling the Group to borrow in Australian dollars (AUD), United States dollars (USD), Euro (EUR) and Great Britain pounds (GBP). The facility may be drawn at any time during the term of the facility provided the Company or Group does not trigger an event of default. The drawdown facility is due for periodic review. This new facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

(d) Assets pledged as security

During the year, the secured cash advance facilities were replaced with the unsecured syndicated and drawdown facilities. In the prior year, the cash advance facilities and certain overdraft facilities of the Group were secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Finance lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Current				
Floating charge				
Cash and cash equivalents	849	128,477	---	43
Trade and other receivables	8,779	302,680	---	23,673
Current tax receivables	---	8,106	---	268
Other current assets	---	228,260	---	506
Total current assets pledged as security	9,628	667,523	---	24,490
Non-current				
Finance lease				
Plant and equipment	279	8,007	---	---
First mortgage				
Land and buildings	---	1,198	---	---
Floating charge				
Receivables	---	7,677	---	274,962
Other non-current assets	---	941,056	---	419,254
	---	948,733	---	694,216
Total non-current assets pledged as security	279	957,938	---	694,216
Total assets pledged as security	9,907	1,625,461	---	718,706

Note 23. Non-current liabilities – Borrowings (continued)

(e) Financing arrangements

	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	18,269	27,649	24,756	---
Trade finance facilities	41,568	45,018	---	---
Syndicated, drawdown, cash advance and other facilities	796,300	637,933	25,000	115,300
	856,137	710,600	49,756	115,300
Used at balance date				
Bank overdrafts and at-call facilities	---	2,625	13,936	---
Trade finance facilities	12,811	14,460	---	---
Syndicated, drawdown, cash advance and other facilities	546,645	467,604	25,000	115,300
	559,456	484,689	38,936	115,300
Unused at balance date				
Bank overdrafts and at-call facilities	18,269	25,024	10,820	---
Trade finance facilities	28,757	30,558	---	---
Syndicated, drawdown, cash advance and other facilities	249,655	170,329	---	---
	296,681	225,911	10,820	---
Bank loan facilities				
Total facilities	16,904	12,644	---	---
Used at balance date	8,368	7,521	---	---
Unused at balance date	8,536	5,123	---	---

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time and may be terminated by the bank at any time by way of written notice. Subject to no event of default, the Group may draw down on the syndicated and drawdown facilities at any time over the term of the facilities.

(f) Risk exposure

Information about the Group's and parent entity's exposure to interest rate and foreign currency changes is provided in note 2.

(g) Fair value

The carrying amounts and fair values of borrowings at balance date are:

	2009		2008	
Consolidated	**Carrying amount $'000**	**Fair value $'000**	Carrying amount $'000	Fair value $'000
On-balance sheet				
Lease liabilities	4,833	4,705	6,038	5,429
	4,833	4,705	6,038	5,429

All other fair values equal the carrying values of borrowings.

Note 23. Non-current liabilities – Borrowings (continued)

(g) Fair value (continued)

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Parent entity
The fair values equal the carrying values of borrowings.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
The deferred tax liabilities balance comprises temporary differences attributable to:				
Trade and other receivables	940	---	938	---
Property, plant and equipment	10,133	5,095	---	---
Other	6,608	7,244	---	359
Intangible assets – brands	72,457	67,787	---	---
Cash flow hedges (note 27)	133	82	---	---
Total deferred tax liabilities	90,271	80,208	938	359
Set-off of deferred tax assets pursuant to set-off provisions (note 17)	(33,774)	(24,985)	(938)	(359)
Net deferred tax liabilities	56,497	55,223	---	---
Movements:				
Opening balance at 1 July	80,208	78,727	359	---
Charged to the income statement (note 8)	4,200	2,226	579	359
Charged to equity	33	236	---	---
Exchange differences	4,111	(1,307)	---	---
Acquisition of subsidiary (note 35)	1,719	326	---	---
Closing balance at 30 June	90,271	80,208	938	359
Deferred tax liabilities to be settled after more than 12 months	86,191	77,099	---	---
Deferred tax liabilities to be settled within 12 months	4,080	3,109	938	359
	90,271	80,208	938	359

Note 25. Non-current liabilities – Provisions and other payables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Employee benefits	3,267	2,572	---	---
Derivative financial liabilities (note 29)	9,523	1,490	---	---
Other	8,540	6,413	---	---
	21,330	10,475	---	---

Note 26. Contributed equity

	Notes	Consolidated and Parent entity 2009 Shares '000	Consolidated and Parent entity 2008 Shares '000	Consolidated and Parent entity 2009 $'000	Consolidated and Parent entity 2008 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	252,018	207,433	656,061	313,366
Other equity securities	(c),(e)	---	---	2,951	2,951
Total contributed equity		252,018	207,433	659,012	316,317

(b) Movements in ordinary share capital:

2008

Date	Details	Notes	Number of shares	$'000
1 July 2007	Opening balance		207,419,354	313,223
27 July 2007	Exercise of Element options	(e)	413	3
27 July 2007	Exercise of Element options	(e)	603	5
27 July 2007	Exercise of Element options	(e)	164	2
14 August 2007	Exercise of Element options	(e)	330	2
14 August 2007	Exercise of Element options	(e)	359	5
24 September 2007	Exercise of Element options	(e)	5,501	44
24 September 2007	Exercise of Element options	(e)	5,993	82
30 June 2008	Balance		207,432,717	313,366

2009

Date	Details	Notes	Number of shares	$'000
1 July 2008	Opening balance		207,432,717	313,366
8 August 2008	Exercise of Element options	(e)	4,846	39
24 October 2008	Dividend reinvestment plan issue	(h)	679,669	8,143
24 October 2008	Dividend reinvestment plan issue (underwritten)	(h)	1,761,958	21,390
23 April 2009	Dividend reinvestment plan issue	(h)	1,845,692	15,448
23 April 2009	Dividend reinvestment plan issue (underwritten)	(h)	1,513,035	12,876
29 May 2009	Rights issue	(i)	30,563,449	229,226
19 June 2009	Rights issue	(i)	8,216,393	61,623
				662,111
	Less: Transaction costs arising on rights issue	(i)		(8,643)
	Deferred tax credit recognised directly in equity	(i)		2,593
30 June 2009	Balance		252,017,759	656,061

(c) Movements in other equity securities:

Date	Details	$'000
1 July 2007	Opening balance	2,951
	No options issued	---
30 June 2008	Balance	2,951
	No options issued	---
30 June 2009	Balance	2,951

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 26. Contributed equity (continued)

(e) Other equity securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005

(f) Options – Executive Incentive Option Plan

Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee share plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

(h) Dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

(i) Rights issue

Institutional Entitlement Offer
On 18 May 2009 the Company invited eligible institutional shareholders to participate in an accelerated non-renounceable pro-rata entitlement offer to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per new share with such shares to be issued on, and rank for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in gross cash proceeds of $229.2 million. The entitlement offer was fully underwritten by Goldman Sachs JBWere.

Note 26. Contributed equity (continued)

(i) Rights issue (continued)

Retail Entitlement Offer
On 25 May 2009 the Company invited eligible retail shareholders to participate in an accelerated non-renounceable pro-rata entitlement offer to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per new share with such shares to be issued on, and rank for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in gross cash proceeds of $61.6 million. The entitlement offer was fully underwritten by Goldman Sachs JBWere.

Expenses Arising From Rights Issue
Costs incurred in relation to the rights issue up to and including 30 June 2009 were $8.6 million ($6.1 million net of deferred tax credits recognised directly in equity). Directly attributable equity raising costs incurred have been recognised net of any tax effects directly in equity, and therefore do not impact earnings for the year ended 30 June 2009.

(j) Capital risk management

The Group's and the parent entity's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt.

During 2009, the Group's strategy, which was unchanged from 2008, was to maintain a conservative gearing ratio for the Group. Consistent with this strategy, in 2009 the Group raised approximately $291 million via a rights issue. The proceeds of the rights issue were used to reduce the amount of outstanding drawn debt and thereby increase the Group's financing facility headroom. This strengthened the Group's balance sheet in the current operating environment and ensured a conservative gearing ratio is maintained. The gearing ratios at 30 June 2009 and 30 June 2008 were as follows:

		Consolidated		Parent entity	
		2009	2008	**2009**	2008
	Notes	**$'000**	$'000	**$'000**	$'000
Total borrowings	20, 23	557,903	483,306	313,344	315,992
Less: cash and cash equivalents	9	(332,937)	(128,477)	(124,682)	(43)
Net debt		224,966	354,829	188,662	315,949
Total equity		1,176,936	795,103	746,500	402,196
Total capital		1,401,902	1,149,932	935,162	718,145
Gearing ratio		16%	31%	20%	44%

The decrease in the gearing ratio during 2009 resulted primarily from the rights issue during the year.

Note 27. Treasury shares, reserves and retained profits

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Treasury shares	(27,295)	(24,896)	---	---
Movement:				
Balance 1 July	(24,896)	(19,708)	---	---
Treasury shares held by employee share plan	(7,194)	(10,751)	---	---
Employee share scheme issue	4,795	5,563	---	---
Balance 30 June	(27,295)	(24,896)	---	---

Treasury shares are shares in Billabong International Limited that are held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust for the purpose of issuing shares under the Billabong Executive Performance Share Plan (see note 42 for further information).

Date	Details	Number of shares
1 July 2007	Opening balance	1,503,402
	Acquisition of shares by the employee share plan trusts	681,523
	Employee share scheme issue	(492,637)
30 June 2008	Balance	1,692,288
	Acquisition of shares by the employee share plan trusts	556,865
	Employee share scheme issue	(363,852)
30 June 2009	Balance	1,885,301

Note 27. Treasury shares, reserves and retained profits (continued)

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(b) Reserves				
Option reserve	2,519	6,995	12,877	12,558
Other reserves				
Foreign currency translation reserve	(19,185)	(38,399)	---	---
Cash flow hedge reserve	(13,295)	(3,042)	(796)	---
Total other reserves	(32,480)	(41,441)	(796)	---
Total reserves	(29,961)	(34,446)	12,081	12,558

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Movements in reserves:				
Option reserve				
Balance 1 July	6,995	9,363	12,558	9,363
Share-based payment expense	319	3,195	319	3,195
Employee share scheme issue	(4,795)	(5,563)	---	---
Balance 30 June	2,519	6,995	12,877	12,558
Foreign currency translation reserve				
Balance 1 July	(38,399)	(20,138)	---	---
Net investment hedge	17,291	(10,330)	---	---
Currency translation differences arising during the year	1,923	(7,931)	---	---
Balance 30 June	(19,185)	(38,399)	---	---
Cash flow hedge reserve				
Balance 1 July	(3,042)	(1,802)	---	---
Revaluation – gross	(19,320)	(10,474)	(1,137)	---
Deferred tax	6,875	3,518	341	---
Transfer to inventory - gross	5,069	8,489	---	---
Deferred tax	(1,763)	(2,740)	---	---
Transfer to net profit - gross	---	(79)	---	---
Deferred tax	---	32	---	---
Effect of exchange rate changes	(1,114)	14	---	---
Balance 30 June	(13,295)	(3,042)	(796)	---

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Balance 1 July	538,128	473,762	73,321	156,650
Net profit for the year	152,839	176,380	117,873	28,685
Dividends (note 28)	(115,787)	(112,014)	(115,787)	(112,014)
Balance 30 June	575,180	538,128	75,407	73,321

Note 27. Treasury shares, reserves and retained profits (continued)

(d) Nature and purpose of reserves

Option reserve
The option reserve is used to recognise:

- the grant date fair value of options issued to employees but not exercised;
- the grant date fair value of shares issued to employees;
- in the Group - the issue of shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust to employees; and
- in the parent entity - the fair value of shares and options issued to employees of subsidiaries and the funding of the share purchase by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust.

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2009	2008
	$'000	$'000
(a) Ordinary shares		
2008 final dividend of 28.5 cents per fully paid share paid on 24 October 2008 (2007 final dividend of 27.0 cents per fully paid share paid on 16 October 2007)		
Fully franked based on tax paid at 30%	59,120	56,007
2009 interim dividend of 27.0 cents per fully paid share paid on 23 April 2009 (2008 interim dividend of 27.0 cents per fully paid share paid on 11 April 2008)		
Partially franked to 45% based on tax paid at 30%	56,667	---
Fully franked based on tax paid at 30%	---	56,007
Total dividends paid	115,787	112,014
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the year ended 30 June 2009 is as follows:		
Paid in cash	92,196	112,014
Satisfied by issue of shares (note 26(b))	23,591	---
	115,787	112,014

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have resolved to pay a final dividend of 18.0 cents per fully paid ordinary share partially franked to 50% based on tax paid at 30% (2008: 28.5 cents fully franked based on tax paid at 30%). The aggregate amount of the proposed dividend expected to be paid on 23 October 2009 out of retained profits at 30 June 2009, but not recognised as a liability at year end, is	45,363	59,120

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Note 28. Dividends (continued)

(c) Dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

(d) Franked dividends

The franked portions of the final dividends recommended after 30 June 2009 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2010.

	Parent entity	
	2009	2008
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2008: 30%)	170	177

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $9.7 million (2008: $25.3 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	300	835	---	---
Total current derivative financial instrument assets		300	835	---	---
Non-current assets					
Forward foreign exchange contracts – cash flow hedges	18	116	---	---	---
Total non-current derivative financial instrument assets		116	---	---	---
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	9,403	3,906	1,138	---
Interest rate swap contracts – cash flow hedges	19	---	74	---	---
Total current derivative financial instrument liabilities		9,403	3,980	1,138	---
Non-current liabilities					
Interest rate swap contracts – cash flow hedges	25	9,523	1,490	---	---
Total current derivative financial instrument liabilities		9,523	1,490	---	---
Net derivative financial instruments		(18,510)	(4,635)	(1,138)	---

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contracts – cash flow hedges

The Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contracts covered 51% (2008: 74%) of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contracts outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2009
US$60 million (2008: US$60 million)	January 2011	3.9% (2008: 3.9%)	0.6% (2008: 2.8%)
US$100 million (2008: US$100 million)	January 2011	3.9% (2008: 3.9%)	0.6% (2008: 2.8%)

The gain or loss from remeasuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contracts were US$7.7 million derivative financial instrument liabilities (2008: US$1.5 million derivative financial instrument liabilities).

Note 29. Derivative financial instruments (continued)

(ii) Forward exchange contracts – cash flow hedges – product purchases
From time to time and in order to protect against exchange rate movements, the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive.

The cash flows are expected to occur at various dates within one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2009	2008	**2009**	2008
	US$'000	US$'000		
0 – 6 Months				
Sell Euro	49,924	39,500	1.3521	1.5040
Sell AUD	19,700	30,000	0.7113	0.8911
Sell CAD	4,235	5,642	0.9003	1.0107
Sell Yen	1,673	1,925	0.0104	0.0095
Sell ZAR	4,600	2,500	0.1005	0.1405
6 – 12 Months				
Sell Euro	12,000	18,700	1.4121	1.5192
Sell Yen	850	1,200	0.0105	0.0099
Sell ZAR	750	---	0.1170	---

	Buy Euro		Average exchange rate	
	2009	2008	**2009**	2008
	EUR'000	EUR'000		
0 – 6 Months				
Sell GBP	6,455	4,904	0.9218	0.7952
Sell USD	---	1,312	---	0.6448
6 – 12 Months				
Sell GBP	3,444	3,758	0.8709	0.7981

	Buy AUD		Average exchange rate	
	2009	2008	**2009**	2008
	AU$'000	AU$'000		
0 – 6 Months				
Sell NZD	3,150	3,800	0.8189	0.8594
Sell Yen	150	196	0.0136	0.0116
6 – 12 Months				
Sell NZD	1,000	500	0.7834	0.8124
Sell Yen	150	---	0.0136	---

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $7.8 million (2008: $3.1 million).

Note 29. Derivative financial instruments (continued)

(iii) Forward exchange contracts – cash flow hedges – debt repayments
In order to protect against exchange rate movements on scheduled repayment of drawn debt segments under the Group's syndicated facility, the Group entered into forward exchange contracts to purchase Japanese Yen, Canadian dollars and Euros. The contracts are timed to mature when the debt facility is due for rollover.

The cash flows are expected to occur at various dates within six months from the balance date. At balance date, the details of outstanding contracts are:

Consolidated and parent entity	Buy JPY		Average exchange rate	
	2009	2008	**2009**	2008
	JPY'000	JPY'000		
0 – 6 Months				
Sell AUD	480,000	---	76.16	---
	Buy CAD		Average exchange rate	
	2009	2008	**2009**	2008
	CA$'000	CA$'000		
0 – 6 Months				
Sell AUD	9,000	---	0.8919	---
	Buy Euros		Average exchange rate	
	2009	2008	**2009**	2008
	EUR'000	EUR'000		
0 – 6 Months				
Sell AUD	50,000	---	0.5705	---

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the liability recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $1.1 million (2008: nil).

(iv) Hedge of net investment in foreign entity
The foreign exchange gain of $17.3 million (2008: foreign exchange loss $10.3 million) on translation of inter-company loans to Australian dollars at reporting date is transferred to the foreign currency translation reserve, in equity (note 27(b)). There was no ineffectiveness to be recorded from net investments in foreign entity hedges.

(b) Risk exposures
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 30. Key management personnel disclosures

(a) Directors

The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
A.G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards, Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Short-term employee benefits	8,332	9,110	---	---
Long-term employee benefits – long service leave	31	27	---	---
Post-employment benefits	142	133	---	---
Share-based payments	(335)	1,653	---	---
	8,170	10,923	---	---

Detailed remuneration disclosures are provided in sections A – F of the remuneration report.

Note 30. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section E of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2009 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	---	629,007	---	---	629,007	---
P. Naude	---	524,170	---	---	524,170	---
Other key management personnel of the Group						
F. Fogliato	---	314,503	---	---	314,503	---
S. North	---	314,503	---	---	314,503	---
C. White	---	314,503	---	---	314,503	---

2008
No options have been granted, exercised, vested or forfeited during the year ended 30 June 2008. No options are vested and exercisable at the end of the year.

(iii) Rights holdings
Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section E of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2009 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	145,982	71,704	(39,809)	(5,687)	172,190	---
P. Naude	136,158	62,020	(39,809)	(5,687)	152,682	---
Other key management personnel of the Group						
F. Fogliato	60,936	35,200	(13,269)	(1,896)	80,971	---
C. Kypriotis	36,729	18,252	(9,289)	(1,327)	44,365	---
S. North	71,331	35,852	(19,462)	(2,780)	84,941	---
J. Schillereff	23,411	6,518	(6,834)	(976)	22,119	---
C. White	86,013	41,440	(23,885)	(3,412)	100,156	---

Note 30. Key management personnel disclosures (continued)

2008 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	154,619	56,363	(65,000)	---	145,982	---
P. Naude	152,413	48,745	(65,000)	---	136,158	---
Other key management personnel of the Group						
P. Casey ^	60,864	---	(17,715)	(43,149)	---	---
F. Fogliato	45,070	27,670	(11,804)	---	60,936	---
C. Kypriotis	34,186	14,347	(11,804)	---	36,729	---
S. North	60,864	28,182	(17,715)	---	71,331	---
J. Schillereff	23,865	8,399	(8,853)	---	23,411	---
C. White	82,970	32,568	(29,525)	---	86,013	---

^ P. Casey resigned effective 27 November 2007.

(iv) Share holdings

The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related entities, are set out below.

2009 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	21,567	116,033
D. O'Neill	1,026,821	39,809	---	401,149	1,467,779
A.G.Froggatt	---	---	---	7,505	7,505
M.A. Jackson	228,656	---	---	41,603	270,259
F.A. McDonald	129,500	---	---	23,546	153,046
G.S. Merchant	31,442,183	---	---	6,327,915	37,770,098
P. Naude	1,831,179	39,809	---	(695,000)	1,175,988
C. Paull	2,515,867	---	---	457,422	2,973,289
Other key management personnel of the Group					
F. Fogliato	11,922	13,269	---	---	25,191
C. Kypriotis	11,922	9,289	---	---	21,211
S. North	356,956	19,462	---	(305,966)	70,452
J. Schillereff	63,671	6,834	---	(2,597)	67,908
C. White	56,840	23,885	---	(50,696)	30,029

Note 30. Key management personnel disclosures (continued)

2008 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	---	94,466
D. O'Neill	926,621	65,000	---	35,200	1,026,821
A.G. Froggatt ^	---	---	---	---	---
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	7,000	129,500
G.S. Merchant	31,280,444	---	---	161,739	31,442,183
P. Naude	1,866,179	65,000	---	(100,000)	1,831,179
C. Paull	2,515,867	---	---	---	2,515,867
Other key management personnel of the Group					
P. Casey ^^	321,419	17,715	---	(339,134)	---
F. Fogliato	118	11,804	---	---	11,922
C. Kypriotis	118	11,804	---	---	11,922
S. North	165,296	17,715	---	173,945	356,956
J. Schillereff ^^^	66,637	8,853	---	(11,819)	63,671
C. White	56,840	29,525	---	(29,525)	56,840

^ A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.
^^ P. Casey resigned effective 27 November 2007 - details of P. Casey's share holdings subsequent to his resignation are not required to be disclosed.
^^^ J. Schillereff's shareholdings have been restated.

(e) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited
During 2008 and 2009 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property.

The wife of P. Naude was a 33.3% shareholder of one retail store which was acquired by the Group on 1 November 2007 when the Group acquired multiple retail stores via the acquisition of 'Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC'. The purchase was based on normal commercial terms and conditions.

The wife of P. Naude also owns the building in which the above one retail store is located. The rental agreement is based on normal commercial terms and conditions.

Key management personnel of the consolidated entity
Mr J. Schillereff was a Director of Element Skate Inc at the time the Company acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by the Company for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2009 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports	726	638	34	30
Related practices of PricewaterhouseCoopers Australian firm	859	638	---	---
Total remuneration for audit services	1,585	1,276	34	30
(b) Non-audit services				
Audit-related services				
PricewaterhouseCoopers Australian firm				
Due diligence services	---	68	---	---
General accounting advice	---	88	---	---
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	357	726	---	---
General accounting advice	58	---	---	---
Total remuneration for audit-related services	415	882	---	---
Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	3,204	1,638	---	---
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	1,156	46	---	---
Total remuneration for taxation services	4,360	1,684	---	---
Total remuneration for non-audit services	4,775	2,566	---	---

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

During the 2009 financial year, PricewaterhouseCoopers North America was engaged to provide tax consulting services, which in the prior years was provided by a local North American firm.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities as at 30 June 2009 are as follows:

Guarantees
The Group had secured guarantees of $9.9 million (refer note 23(d)). In the prior year the Group had secured guarantees in respect of bank overdrafts and the cash advance facilities which were secured by registered mortgages over the assets and undertakings of the Group.

The Group had unsecured guarantees in respect of operating leases of $3.8 million (2008: $1.8 million).

Note 32. Contingencies (continued)

Contingent Consideration
In the event that specific future stretch target earnings and management retention conditions are achieved by 2012, additional consideration may be payable in cash in relation to the DaKine acquisition. Based on current projections, this amount is estimated to be in a range up to US$70 million which is in addition to the minimum deferred consideration of US$34.1 million (AU$39.9 million at present value) already included in the accounts (refer note 35). If it becomes probable that this additional consideration will be payable, it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The final payment of any deferred consideration in relation to this acquisition will be made in the second half of calendar year 2012.

In the event that certain future performance and management retention conditions are achieved, additional consideration may be payable in cash in relation to the Xcel, Quiet Flight, South Africa licensee, Sector 9 and Two Seasons acquisitions. Based on current projections, the total of these amounts is estimated to be in a range up to $20 million which is in addition to the minimum deferred consideration of $30.9 million already included in the accounts. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the respective acquisition when the amount can be reliably measured. The final payment of any deferred consideration in relation to these acquisitions will be made in the financial year ending 2014.

The Group will review the likelihood of these payments in respect of each acquisition at future reporting dates.

Trade Letters of Credit
The Group had $26.1 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2009 (2008: $14.5 million). The letters of credit related to the purchase of inventory in the 2009/10 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	62,696	45,575	---	---
Later than one year but not later than five years	175,193	116,548	---	---
Later than five years	63,178	45,649	---	---
	301,067	207,772	---	---
Representing:				
Non-cancellable operating leases	300,623	207,095	---	---
Future finance charges on finance leases	444	677	---	---
	301,067	207,772	---	---

(i) Operating leases
The Group leases various retail stores, offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	62,450	45,276	---	---
Later than one year but not later than five years	174,995	116,170	---	---
Later than five years	63,178	45,649	---	---
	300,623	207,095	---	---

Note 33. Commitments (continued)

(ii) Finance leases
The Group leases various plant and equipment with a carrying amount of $7.1 million (2008: $8.0 million).

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	1,843	2,032	---	---
Later than one year but not later than five years	3,369	4,619	---	---
Later than five years	65	64	---	---
Minimum lease payments	5,277	6,715	---	---
Future finance charges	(444)	(677)	---	---
Total lease liabilities recognised as a liability	4,833	6,038	---	---
Representing lease liabilities:				
Current (note 20)	1,663	1,731	---	---
Non-current (note 23)	3,170	4,307	---	---
	4,833	6,038	---	---

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	15,836	13,462	---	---
Later than one year but not later than five years	17,386	16,290	---	---
	33,222	29,752	---	---

(c) Remuneration commitments

Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(d) Capital commitments				
Commitments in relation to capital commitments are payable as follows:				
Within one year	1,094	8,038	---	---
Later than one year but not later than five years	96	---	---	---
Later than five years	96	---	---	---
	1,286	8,038	---	---

Note 34. Related party transactions

(a) Parent entities

The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries

Interests in subsidiaries are set out in note 36.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Dividend revenue				
Subsidiaries	---	---	110,465	40,876
Interest revenue				
Subsidiaries	---	---	26,267	23,271

(e) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	---	---	8,026	19,318
Current receivables				
Receivables from controlled entities	---	---	12,623	4,355
Non-current receivables				
Receivables from controlled entities	---	---	2,951	2,951

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Note 34. Related party transactions (continued)

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Loans to subsidiaries				
Beginning of the year	---	---	272,007	189,617
Loans advanced	---	---	117,799	62,382
Loan repayments received	---	---	(14,714)	---
Interest charged	---	---	26,267	23,271
Interest received	---	---	(640)	(3,263)
End of year	---	---	400,719	272,007
Loans from subsidiaries				
Beginning of the year	---	---	200,692	32,737
Loans advanced	---	---	56,397	155,418
Loan repayments received	---	---	---	---
Interest charged	---	---	17,319	12,537
Interest received	---	---	---	---
End of year	---	---	274,408	200,692
Loans to other related parties				
Beginning of the year	---	5,607	---	---
Acquisition of minority interest	---	(5,607)	---	---
Interest charged	---	---	---	---
End of year	---	---	---	---

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(e).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.0% (2008: 8.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Outflow of cash to acquire businesses and subsidiaries, net of cash acquired				
Cash consideration	136,726	92,591	---	---
Payments relating to prior year acquisitions	7,034	---	---	---
Less: Cash balances acquired	---	(1,903)	---	---
Total outflow of cash to acquire businesses and subsidiaries, net of cash acquired	143,760	90,688	---	---

2009

Da Kine Hawaii, Inc

(a) Summary of acquisition
On 1 October 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Da Kine Hawaii, Inc.

The acquired business contributed revenues of $97.2 million and net profit after tax of $10.1 million to the Group for the period from acquisition to 30 June 2009.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	98,622
Estimated cash payable	34,430
Estimated deferred payment	39,868
Direct costs relating to the acquisition	1,412
Total purchase consideration	174,332
Fair value of net identifiable assets acquired	99,148
Goodwill	75,184

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the businesses.

Note 35. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	25,460	25,460
Inventory	18,840	18,272
Plant and Equipment	1,113	1,113
Prepayments	981	981
Deferred tax assets	---	527
Employee entitlements	(128)	(128)
Trade and other payables	(2,784)	(2,784)
Deferred tax liabilities	---	(1,223)
Identifiable intangible assets	---	56,930
Net identifiable assets acquired	43,482	99,148

In regards to the 'Da Kine Hawaii, Inc' acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The 'Da Kine Hawaii, Inc' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2008. As part of the finalisation of the acquisition, the completion statement has been reviewed and an adjustment was made to working capital, which was the only significant adjustment to the provisional values disclosed in the interim financial report.

Sector 9 Incorporated, Eternity Surf Pty Limited, I.J.J. Pty Limited and Two Seasons Limited

(a) Summary of acquisitions
On 1 July 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Sector 9 Incorporated.

On 1 September 2008 GSM (Operations) Pty Limited and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Eternity Surf Pty Limited and I.J.J. Pty Limited.

On 1 October 2008 GSM England Retail Limited acquired 100% of the issued shares of Two Seasons Limited.

The acquired businesses and subsidiary contributed revenues of $46.9 million and net profit after tax of $3.0 million to the Group for the period from acquisition to 30 June 2009.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	35,084
Estimated deferred payment	9,110
Direct costs relating to the acquisitions	1,608
Total purchase consideration	45,802
Fair value of net identifiable assets acquired	14,314
Goodwill	31,488

The goodwill is attributable to the high profitability of the acquired businesses and subsidiary and synergies expected to arise after the acquisition of the businesses.

Note 35. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	2,432	2,405
Inventory	8,454	7,890
Plant and Equipment	2,539	1,782
Prepayments	794	794
Deferred tax assets	---	253
Employee entitlements	(144)	(144)
Trade and other payables	(7,614)	(7,614)
Deferred tax liabilities	(183)	(496)
Identifiable intangible assets	---	9,444
Net identifiable assets acquired	6,278	14,314

In regards to the 'Sector 9 Incorporated' and 'Two Seasons Limited' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The above accounting in regards to the 'Two Seasons Limited' acquisition has been determined provisionally pending a review of the fair value of identifiable assets and liabilities.

If all of the above mentioned acquisitions had occurred on 1 July 2008, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2009 would have been $1,713.0 million and $155.2 million respectively based on best estimates.

2008

(a) Summary of acquisitions
On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 1 November 2007 GSM Trading (South Africa) Pty Ltd acquired the assets and certain liabilities of Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

On 15 May 2008 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Kirra Surf Pty Ltd, IP4K Pty Ltd, IP4L Pty Ltd and Local Knowledge (Aust) Pty Ltd.

On 1 June 2008 GSM Investments Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc.

The acquired businesses contributed revenues of $60.1 million and net profit after tax of $7.1 million to the Group for the period from acquisition to 30 June 2008.

Note 35. Business combinations (continued)

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	90,606
Estimated cash payable	8,851
Estimated deferred payment	18,577
Direct costs paid and payable relating to the acquisitions	2,416
Total purchase consideration	120,450
Fair value of net identifiable assets acquired	28,133
Goodwill	92,317

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash and cash equivalents	1,903	1,903
Trade receivables	8,565	8,443
Inventory	13,079	12,721
Plant and Equipment	6,814	6,814
Prepayments	1,134	1,134
Deferred tax asset	---	24
Employee entitlements	(257)	(284)
Trade and other payables	(10,033)	(10,033)
Deferred tax liability	---	(326)
Identifiable intangible assets	---	7,737
Net identifiable assets acquired	21,205	28,133

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC', 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' and 'Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If the acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2008 would have been $1,410.0 million and $179.7 million respectively based on best estimates.

Note 35. Business combinations (continued)

Other

The non-current deferred payment payable of $108.7 million relates to the Nixon, Xcel, Sector 9, DaKine and Two Seasons acquisitions (2008: $76.1 million relates to Nixon, Xcel and South Africa licensee). Included in note 19 'other payables' is deferred payment payable of $16.9 million relating to Quiet Flight and South Africa licensee (2008: $10.4 million relates to Amazon and Quiet Flight).

The non-current deferred payment in relation to Nixon was restated during the year ended 30 June 2009 taking into account the latest board approved forecast. This resulted in a decrease of approximately US$22 million in the underlying USD payable.

Refer to note 32 for details and estimates of maximum amounts of contingent liabilities in relation to contingent consideration as at 30 June 2009.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following significant subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		Country of Incorporation	Class of shares	Equity Holding **	
				2009 %	2008 %
Amazon (New Zealand) Pty Ltd	*	Australia	Ordinary	100	100
Beach Culture International Pty Ltd		Australia	Ordinary	100	100
Billabong Retail, Inc		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
Burleigh Point, Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd		Australia	Ordinary	100	100
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
GSM (Operations) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd	*	Australia	Ordinary	100	100
GSM Trading (South Africa) Pty Ltd	*	Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
GSM Trading (Singapore) Pty Ltd		Australia	Ordinary	100	100
Honolua Surf International Ltd		USA	Ordinary	100	100
Nixon Europe SARL		France	Ordinary	100	100
Nixon Inc		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd	*	Australia	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2009 of the Closed Group consisting of Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group at that time consisting of the entities Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

	2009 $'000	2008 $'000
Income statement		
Revenue from continuing operations	757,580	707,348
Other income	10,996	789
Finance costs	(30,067)	(17,975)
Other expenses	(529,642)	(458,028)
Profit before income tax	208,867	232,134
Income tax expense	(45,514)	(56,596)
Profit for the year	163,353	175,538
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	404,612	341,088
Profit for the year	163,353	175,538
Dividends paid	(115,787)	(112,014)
Retained profits at the end of the financial year	452,178	404,612

Note 37. Deed of cross guarantee (continued)

(b) Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2009 and 30 June 2008 of the Closed Group consisting of the entities as named above at each point in time.

	2009 $'000	2008 $'000
ASSETS		
Current assets		
Cash and cash equivalents	233,607	62,053
Trade and other receivables	196,589	177,971
Inventories	111,698	102,745
Other	6,609	6,102
Total current assets	548,503	348,871
Non-current assets		
Receivables	111,239	26,356
Other financial assets	453,140	369,612
Property, plant and equipment	60,240	44,471
Intangible assets	182,494	168,265
Deferred tax assets	15,288	7,709
Other	2,907	11,856
Total non-current assets	825,308	628,269
Total assets	1,373,811	977,140
LIABILITIES		
Current liabilities		
Trade and other payables	124,232	102,041
Borrowings	1,549	1,773
Current tax liabilities	---	396
Provisions	8,218	7,958
Total current liabilities	133,999	112,168
Non-current liabilities		
Borrowings	122,091	136,964
Deferred tax liabilities	4,465	744
Provisions	2,541	2,015
Other	1,637	5,877
Total non-current liabilities	130,734	145,600
Total liabilities	264,733	257,768
Net assets	1,109,078	719,372
EQUITY		
Contributed equity	659,012	316,317
Reserves	(2,112)	(1,557)
Retained profits	452,178	404,612
Total equity	1,109,078	719,372

Note 38. Events occurring after the balance sheet date

On 2 July 2009, a unilateral Advanced Pricing Agreement (APA) was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules. This unilateral APA is in addition to the bilateral APA entered into with both the Australian Taxation Office and the United States Internal Revenue Service in 2007.

On 30 July 2009, the US$100 million unsecured multi-currency drawdown facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 subject to the finalisation of formal documentation with the facility provider.

On 11 August 2009, the two year tranche under the Group's US$533.5 million unsecured multi-currency syndicated facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million.

Note 39. Reconciliation of profit for the year to net cash flow from operating activities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Profit for the year	152,839	176,269	117,873	28,685
Depreciation and amortisation	38,134	27,215	---	---
Impairment of retail store fixed assets	9,476	---	---	---
Share-based payment amortisation expense	319	3,195	319	---
Provisions: unwinding of discount	2,679	---	---	---
Net loss on sale of non-current assets	450	211	---	---
Non-cash dividend income	---	---	(108,949)	(40,000)
Net exchange differences	(2,415)	499	(10,225)	15,888
Change in operating assets and liabilities, excluding effects from business combinations;				
(Increase)/decrease in trade debtors	(34,368)	(47,354)	---	---
(Increase)/decrease in inventories	121	(33,130)	---	---
(Increase)/decrease in deferred tax assets	(11,697)	(3,188)	855	(4,468)
(Increase)/decrease in provision for income taxes receivable	(7,679)	---	(7,918)	---
(Increase)/decrease in other operating assets	(14,583)	(40)	5,040	5,707
Increase/(decrease) in trade creditors and other operating liabilities	22,815	32,918	996	(270)
Increase/(decrease) in provision for income taxes payable	15,909	(6,707)	---	(2,283)
Increase/(decrease) in deferred tax liabilities	1,777	3,464	---	359
Increase/(decrease) in other provisions	1,908	(145)	---	---
Net cash inflow/(outflow) from operating activities	175,685	153,207	(2,009)	3,618

Note 40. Non-cash investing and financing activities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Acquisition of plant and equipment by means of finance lease	---	18	---	---
Investment in subsidiaries	---	---	25,746	---
	---	18	25,746	---

Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in note 28.

Note 41. Earnings per share

The 2008 basic and diluted earnings per share have been restated to reflect the impact of the rights issue in the 2009 financial year (refer to note 26(i)) in order to achieve a comparable calculation to the 2009 basic and diluted earnings per share. This change takes into account the bonus element included in the rights offer for ordinary shares as the offer was made at a discount to market price.

	Consolidated	
	2009	2008
	Cents	Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	69.2	81.8
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	68.7	81.2

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2009	2008
	$'000	$'000
Basic earnings per share		
Profit attributable to the ordinary equity holders of the Company used in calculating basic earnings per share from continuing operations	152,839	176,380
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	152,839	176,380

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2009	2008
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	220,737,879	215,572,428
Adjustments for calculation of diluted earnings per share:		
Performance shares and conditional rights	1,719,746	1,564,023
Options	---	3,048
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	222,457,625	217,139,499

(e) Information concerning the classification of securities

Rights
Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 41. Earnings per share (continued)

Options
Options granted to employees under the Billabong Performance and Retention Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 42.

The 1,782,183 options granted on 31 October 2008 and the 314,503 options granted on 24 November 2008 are not included in the calculation of diluted earnings per share because they are antidilutive for the year ended 30 June 2009. These options could potentially dilute basic earnings per share in the future.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the Plan are those of supervisor level and above (including Executive Directors).

Options are granted under the Plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exercisable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the Plan.

Consolidated and parent entity – 2009
There are no options remaining to be exercised under the Billabong Executive Incentive Option Plan. The Board has no current intention to make any future grants under this Plan.

Consolidated and parent entity – 2008

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
23 August 2002	23 August 2007	$8.10	15,334	---	---	(15,334)	---	---
			15,334	---	---	(15,334)	---	---
Weighted average exercise price			$8.10	---	---	---	---	---

No options were forfeited during the period covered by the above table.

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2009 was nil (2008: nil).

The weighted average remaining contractual life of share options outstanding at the end of the period was nil (2008: nil).

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan

Following the review of executive remuneration undertaken by the Committee in 2008, the EPSP was restructured into Tier 1 and Tier 2.

EPSP – Tier 1
Tier 1 participants comprise the executives of the Group who are directly responsible for driving the growth strategy of the Group. The objectives of the EPSP for Tier 1 participants remain the same i.e. to provide executives with an equity-based reward opportunity that vests based on the Group's three year EPS performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Under the Plan the Group awards the following equity subject to the tax implications in the relevant jurisdiction.

Equity vehicle	Overview
Tier 1 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the Group, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest the shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Tier 1 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited by the employee (for no consideration).

Note that for the purposes of the remuneration tables in this report, performance shares and conditional rights are collectively referred to as "rights".

Award, vesting and exercises under the Plan are made for no consideration.

Awards under the Plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2006 and 30 June 2007 (which vested following the close of the financial years ended 30 June 2008 and 30 June 2009 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 & FY09 awards only)
120.0%
FY09
120%
FY08
100.0%
100%
100%
FY07
100%
FY06
60%
75%
50.0%
50%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
% of awards vesting
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the Plan as the Plan is intended to focus executives on the long-term (three year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resource and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the targets, set at grant, differ for each of the 2005/06, 2006/07, 2007/08 and 2008/09 grants.

Details of the awards to Executive Directors, Derek O'Neill and Paul Naude in the 2009/10 financial year will be set out for shareholder approval in the Notice of Meeting and Explanatory Memorandum for the Company's 2009 Annual General Meeting.

At the end of the relevant performance period, in line with its charter, the Human Resource and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

EPSP - Tier 2
Tier 2 participants comprise other senior management of the Group, including one of the key management personnel, President, Element Skateboards, Inc. The primary objective of the Tier 2 EPSP is retention. Under the Plan, Tier 2 participants are awarded performance shares and conditional rights. The awards do not vest unless the employee has completed a period of two years of employment from the date the awards are granted.

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan (continued)

The Group awards the following equity subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 2 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. Once the shares have vested the shares are transferred to the employee. However, if the performance shares do not vest, they are forfeited (for no consideration).
Tier 2 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited (for no consideration).

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the Plan:

Type of right	Grant date	Performance determination date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2009							
Performance Shares	1 December 2005	30 June 2011	1,348,249	588,029	(302,745)	(94,853)	1,538,680
Conditional Rights	1 December 2005	30 June 2011	245,347	112,643	(61,107)	(8,728)	288,155
			1,593,596	700,672	(363,852)	(103,581)	1,826,835
Consolidated and parent entity – 2008							
Performance Shares	1 November 2004	30 June 2010	1,258,651	614,962	(418,862)	(106,502)	1,348,249
Conditional Rights	1 November 2004	30 June 2010	220,881	98,241	(73,775)	---	245,347
			1,479,532	713,203	(492,637)	(106,502)	1,593,596

None of the rights awarded under the Plan vested or became exercisable during the year.

The total equity based rights that expired during the year ended 30 June 2009 and have not yet been granted under a new award was 58,466 (2008: 98,692). These expired equity based rights are held pending in the Plan until further awards are made.

Fair value of rights granted
The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2009 was $12.91 per right (2008: $15.65). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted, the expected dividend yield and the expected price volatility of the underlying share.

(c) Billabong Executive Performance and Retention Plan

The establishment of the Executive Performance and Retention Plan was approved at the Annual General Meeting of the Company held on 28 October 2008. The Executive Performance and Retention Plan is designed to retain and effectively reward key senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders. Under the Plan, the executive team are granted options. The options will only vest if certain performance hurdles are met and if the individual is still employed by the Group at the end of the vesting period.

Note 42. Share-based payments (continued)

(c) Billabong Executive Performance and Retention Plan (continued)

Vesting of the options is subject to the Company's Total Shareholder Return (TSR) performance. TSR measures growth in the Company's share price, together with the value of dividends received during the relevant period. Two TSR performance hurdles must be achieved in order for awards to vest:

- A 'gateway' relative TSR hurdle of above median of a comparator group of companies over the five year performance period, measured from start of performance period to end of year five; and
- Absolute TSR hurdle with a 120% target (equivalent to approximately 12.8% share price growth p.a. over five years) to be achieved at any point over the five year performance period.

The comparator group for the relative TSR comparator group is the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies in the Global Industry Classification Standard (GICS) name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining').

The use of a relative TSR hurdle gateway directly aligns executive reward and shareholder return by ensuring that executive are only rewarded for the absolute TSR performance if they are also in the "top half" of ASX 100 (excluding certain GICS industries) performers at the time performance is tested.

The use of the stretch absolute TSR performance target focuses executives on significantly growing the business in line with the strategic plan and generating strong returns for shareholders.

An early banking opportunity is also provided to executives, where the absolute and relative performance hurdles are satisfied. However, in order for the options to vest, the continued employment condition must be satisfied. The banking approach allows for executives to be rewarded for "early" high TSR performance. However, due to the continued employment requirement and the delivery vehicle being options, this Plan encourages sustained share price performance throughout the five year period and enhances the retention impact of the awards.

The performance hurdles and the early banking opportunities are summarised in the table below:

Date	Year 3 test 30 June 2011	Year 4 test 30 June 2012	Year 5 test 30 June 2013
Absolute TSR	80% TSR achieved at any time during the prior three years.	100% TSR achieved at any time during the prior four years.	120% TSR achieved at any time during the prior five years.
Relative TSR	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.
Banking	1/3 of total options.	2/3 of total options.	All options earned.

Once vested, the options remain exercisable for a period of two years.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the five trading days immediately before the options are granted. Amounts received on the exercise of options are recognised as share capital.

Note 42. Share-based payments (continued)

(c) Billabong Executive Performance and Retention Plan (continued)

Set out below are summaries of options granted under the Plan.

Consolidated and parent entity – 2009

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
31 October 2008	31 October 2015	$11.43	---	1,782,183	---	---	1,782,183	---
24 November 2008	24 November 2015	$10.80	---	314,503	---	---	314,503	---
			---	2,096,686	---	---	2,096,686	---
Weighted average exercise price			---	$11.34	---	---	$11.34	---

Fair value of options granted
The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Monte-Carlo simulation option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:	Grant Date 31 October 2008	Grant Date 24 November 2008
(a) exercise price:	$11.43	$10.80
(b) vesting date:	31 October 2013	24 November 2013
(c) expiry date:	31 October 2015	24 November 2015
(d) share price at grant date	$11.92	$9.60
(e) expected price volatility of the Company's shares:	30%	30%
(f) expected dividend yield:	3.80%	4.20%
(g) expected life:	6.0 years	6.0 years
(h) risk free interest rate:	4.84%	4.20%

(i) options are granted for no consideration and vest based on the Company's TSR, including share price growth, dividends and capital returns compared to the TSR of the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies under the Global Industry Classification Standard name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining') over a five year period. Vested options are exercisable for a period of two years after vesting.

Consolidated and parent entity – 2008

The Billabong Executive Performance and Retention Plan was not in effect for the year ended 30 June 2008.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Operating costs of the Billabong Executive Performance Share Plan	19	28	---	---
Share-based payment expense	319	3,195	---	---
	338	3,223	---	---

In the Directors' opinion:

(a) the financial statements and notes set out on pages 38 to 114 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and
   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the financial year ended on that date, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.



Ted Kunkel
Chairman

Gold Coast
21 August 2009

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's report to the members of Billabong International Limited

Report on the financial report

We have audited the accompanying financial statements of Billabong International Limited (the company), which comprise the statement of financial position as at 30 June 2009, and the income statement, statement of changes in equity and statement of cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Billabong International Limited and the Billabong Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independent auditor's report to the members of Billabong International Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Billabong International Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in note 1(a).

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 26 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Billabong International Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
21 August 2009

The shareholder information set out below was applicable as at 17 August 2009.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	14,260	5,915,705	---	---
1,001 – 5,000	7,127	15,362,328	---	---
5,001 – 10,000	770	5,299,047	---	---
10,001 – 100,000	394	9,052,560	---	---
100,001 and over	72	216,388,119	5	2,096,686
	22,623	252,017,759	5	2,096,686

There were 535 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares	
Name	**Number held**	**Percentage of issued shares**
HSBC Custody Nominees (Australia) Limited	47,813,350	18.97%
J P Morgan Nominees Australia Limited	41,378,153	16.42%
Gordon Merchant No 2 Pty Ltd <The Merchant Family A/C>	37,770,098	14.99%
National Nominees Limited	27,210,929	10.80%
Jontex Pty Ltd	9,925,966	3.94%
Citicorp Nominees Pty Limited	9,649,602	3.83%
Cogent Nominees Pty Limited	4,248,514	1.69%
RBC Dexia Investor Services Australia Nominees Pty Ltd <Pipooled A/C>	3,768,798	1.50%
ANZ Nominees Limited <Cash Income A/C>	3,438,859	1.36%
Australian Reward Investment Alliance	2,998,156	1.19%
Mr Michael McAuliffe & Ms Colette Paull	1,849,801	0.73%
Queensland Investment Corporation	1,816,310	0.72%
HSBC Custody Nominees (Australia) Limited – A/C 3	1,636,087	0.65%
AMP Life Limited	1,599,289	0.63%
RBC Dexia Investor Services Australia Nominees Pty Limited	1,548,661	0.61%
ANZ Nominees Limited <Income Reinvest Plan A/C>	1,331,069	0.53%
Argo Investments Limited	1,180,528	0.47%
Mr Paul Naude	1,160,988	0.46%
Billytoo Pty Ltd <Colette Paull Family Account>	1,123,488	0.45%
CPU Share Plans Pty Limited <BBG PSP AUS Control A/C>	922,833	0.36%
	202,371,479	80.30%

Unquoted Equity Securities		Number on issue	Number of holders
Options issued under the Executive Performance and Retention Plan as approved by shareholders at the Annual General Meeting of 28 October 2008:			
Class – BBGAI		1,782,183	4
Class – BBGAK		314,503	1

The options listed above are the only unquoted equity securities on issue.

The following people hold 20% or more of these securities:

Class – BBGAI	Derek O'Neill	629,007
	Paul Naude	524,170
Class – BBGAK	Franco Fogliato	314,503

Substantial Holders

As at 17 August 2009 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.95%
The Capital Group Companies Inc	15,398,568	7.34%
Concord Capital Ltd	14,847,380	6.09%
Perpetual Investments	12,122,587	5.78%

Voting Rights

The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing

The shares of the Company are listed under the symbol BBG on the Australian Securities Exchange. The Company's home branch is Brisbane.

Shareholder Enquiries

Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1 300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address

Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments, where possible, may be paid directly to a nominated financial institution in Australia, New Zealand, United Kingdom or United States. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong International Limited also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid directly into a nominated financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
Due to recent legislation changes the Company has elected to distribute Annual Reports by making them available on the website. Hard copies of the Annual Reports will only be sent to shareholders requesting one.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong International Limited offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

To register, shareholders should visit the share registry at www.computershare.com/easyupdate/bbg and enter your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'Submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'Reply' to confirm their details, then 'Send'.

Shareholders can also visit the Company's website at www.billabongbiz.com, where they can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information



AUSTRALIA
GSM (OPERATIONS) PTY LTD
ACN 085 950 803
Head Office & Queensland Office
1 Billabong Place
PO Box 283
BURLEIGH HEADS QLD 4220
PH: +61 7 5589 9899
FAX: +61 7 5589 9800

BRAZIL
GSM BRASIL LTDA
Incorporated in Brazil
Rua Natividade 139
Sao Paulo SP CEP 04513-020 BRAZIL
PH: + 55 11 3618 8600
FAX: + 55 11 3618 8636

CANADA
BURLEIGH POINT CANADA INC
Incorporated in Canada
8055 Transcanada Hwy
Ville St Laurent
QUEBEC H4S 1S4 CANADA
PH: +1 51 4336 6382
FAX: +1 51 4336 1753

CHILE
GSM CHILE LIMITADA
Av. Luis Pasteur 6493
Comuna de Vitacura
Santiago de Chile
CHILE
PH: + 56 2 218 7041
FAX: + 56 2 219 3753

FRANCE
GSM (EUROPE) PTY LTD
100 Avenue Des Sabotiers
ZA De Pedebert 40150
SOORTS-HOSSEGOR FRANCE
PH: +33 55843 4205
FAX: +33 55843 4089

HONG KONG
GSM (CENTRAL SOURCING) PTY LTD
27th Floor Langham Place Office Tower
8 Argyle Street
Mongkok Kowloon
HONG KONG
PH: +85 2 2439 6676
FAX: +85 2 2439 6007

INDONESIA
PT BILLABONG INDONESIA
Istana Kuta Galleria Block Techno 12A-B
Jalan Patih Jelantik
Kuta BALI 80361
PH: + 62 361 769157
FAX: + 62 361 769158

JAPAN
GSM (JAPAN) LIMITED
Incorporated in Japan
4-3-2 Ohtsu-Grand Building 6F
Bakuro-Machi, Chuo-Ku
OSAKA JAPAN 541-0059
PH: +81 6 4963 6170
FAX: +81 6 4963 6171

NEW ZEALAND
GSM (NZ OPERATIONS) LIMITED
Incorporated in New Zealand
44 Arrenway Drive Albany
AUCKLAND 0632 NEW ZEALAND
PH: +64 9 414 5106
FAX: +64 9 414 5039

PERU
SANMAREE PTY LTD
(SUCURSAL DEL PERÚ)
Av. Benavides 1744
Miraflores
Lima 18
PERU
PH: + 51 1 243 3157
FAX: + 51 1 243 3159

SINGAPORE
GSM TRADING (SINGAPORE) PTY LTD
8 Jalan Kilang Timor #03-05
Kewalram House
SINGAPORE 159305
PH +65 6270 9181
FAX +65 6270 0127

SOUTH AFRICA
GSM TRADING (SOUTH AFRICA)
PTY LTD
2A Da Gama Road
Jeffreys Bay, Eastern Cape
SOUTH AFRICA 6330
PH: +27 42 200 2600
FAX: +27 42 293 2478

USA
BURLEIGH POINT LTD
Incorporated in California
117 Waterworks Way
IRVINE CA 92618 USA
PH: +1 949 753 7222
FAX: +1 949 753 7223

The Group's Malaysian operations are coordinated through the Singapore office.


EMS ECF EMS

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE

GOLD COAST, 14 October 2009: Billabong International Limited today announced that following the end of the Dividend Reinvestment Plan (DRP) pricing period, the shares to be issued to participants in the DRP has been set at A$11.65 per ordinary share which is the arithmetic average of the daily volume weighted average market price of all Billabong shares sold in the ordinary course of trading on the ASX during the 10 ASX trading days commencing on and including 29 September 2009.

Shares will be issued on 23 October 2009.

MARIA MANNING
COMPANY SECRETARY

21 October 2009

BY FAX - ORIGINAL IN POST
(61 7 5589 9800)

Billabong International Ltd.
1 Billabong Place
Burleigh Heads,
QLD, Australia, 4220

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder under Section 671B dated 20 October 2009. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purpose of this Notice, an outstanding share balance of 252,017,800 shares was used to calculate the percentage of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Billabong International Ltd.

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 20 October 2009

The previous notice was given to the company on: 18 September 2009

The previous notice was dated: 17 September 2009

The shares reported were owned by accounts under the discretionary investment management of 2 investment management companies (Capital Research and Management Company and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	21,092,967	8.3696%	23,753,385	9.4252%

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, and Capital International Sàrl) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/09/2009 to 20/10/2009	The Capital Group Companies, Inc.	Increased holdings	Average price of 11.1911	2,660,418 Ordinary Shares	2,660,418

See Annexure A dated 17 September 2009

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 20 October 2009 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley

Capacity: Senior Counsel

sign here ________________

date 21 October 2009

Annexure "A"

This is the Annexure of 13 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 20 October 2009.

The Capital Group Companies, Inc.

By: ________________________________

Walter R. Burkley
Senior Counsel

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	481,771	
	44000600	586,600	
	44002300	38,813	
	44022900	109,024	
	44023900	20,685	
	44025900	149,227	
	44028100	38,290	
	44028600	18,802	
	44036500	415,160	
	44036900	116,873	
	44038900	77,626	
	44043000	17,520	
	44043200	20,700	
	44043700	13,174	
	44044000	8,603	
	44078400	3,006	
	44099600	1,175	
	44100000	1,011	
	44100100	1,076	
	44100200	1,129	
	44100400	1,952	
	44100500	1,102	
	44106200	12,557	
	44114000	704	
	44114300	4,313	
	44116100	9,644	
	44117600	4,746	
	44117900	1,757	
	44118300	4,215	
	44121000	4,081	
	44123100	1,422	
	44123200	23,016	
	44123600	3,113	
	44123700	913	
	44123900	745	
	44124700	1,185	
	44126400	1,347	
	44126700	829	
	44129400	922	
	44130300	7,742	
	44130700	3,808	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44132000	10,711	
	44132100	1,867	
	44132400	2,710	
	44134300	5,051	
	44134400	2,625	
	44135000	784	
	44135300	1,486	
	44135400	6,645	
	44135500	2,331	
	44135600	1,613	
	44136100	2,229	
	44137200	6,163	
	44137300	5,428	
	44137400	4,978	
	44137800	2,745	
	44139700	20,756	
	44140000	1,893	
	44142300	2,726	
	44142600	2,868	
	44143100	398	
	44143300	3,236	
	44143400	1,220	
	44144400	1,190	
	44144500	2,365	
	44144900	2,061	
	44145300	5,252	
	44146300	2,414	
	44146400	6,400	
	44147000	6,692	
	44147200	1,961	
	44149900	3,245	
	44150000	1,280	
	44150600	469	
	44150700	12,390	
	44150800	3,423	
	44151500	4,926	
	44152400	816	
	44152600	11,545	
	44153200	6,459	
	44153300	6,912	
	44155600	7,353	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44156000	2,325	
	44156400	2,258	
	44156600	986	
	44158800	2,464	
	44159401	44,968	
	44159600	1,764	
	44159700	4,665	
	44167400	1,735	
	44167600	1,557	
	44168701	5,062	
	44169000	540	
	44172500	7,825	
	44177000	2,988	
	44179400	2,559	
	44180200	950	
	44184000	5,875	
	44185400	2,516	
	44186400	4,351	
	44186600	7,337	
	44189900	4,472	
	44191600	2,004	
	44195000	2,278	
	44195300	677	
	44195600	1,720	
	44196100	5,358	
	44210301	5,006	
	44210500	5,354	
	44216401	982	
	44217900	2,629	
	44218900	1,159	
	44219700	1,357	
	44219800	6,827	
	44220900	1,137	
	44221200	1,950	
	44222100	2,569	
	44222800	4,009	
	44222900	5,807	
	44223200	5,102	
	44223300	1,797	
	44224400	28,007	
	44224600	3,305	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44225200	1,661	
	44226100	3,092	
	44227800	7,960	
	44228800	1,555	
	44229100	8,574	
	44229600	1,495	
	44232200	2,329	
	44232300	2,010	
	44233100	4,414	
	44235000	1,984	
	44237800	3,459	
	44237900	3,515	
	44240600	13,746	
	44240800	5,427	
	44255000	246,917	
	44255600	84,524	
	44269700	5,503	
	44273000	22,410	
	44277700	23,272	
	44278200	46,824	
	44279100	25,837	
	44281200	33,143	
	44288400	10,518	
	44296400	46,227	
	44302200	30,527	
	44308600	40,558	
	44313700	26,771	
	44318300	6,861	
	44328400	3,463	
	44353600	64,110	
	44356900	14,265	
	44357800	164,844	
	44368900	1,099	
	44373400	74,815	
	44373900	10,189	
	44374600	100,272	
	44375500	43,610	
	44376000	88,213	
	44377400	13,006	
	44652000	7,451	
	44653600	2,183	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44653901	3,073	
	44654000	1,996	
	44655200	2,573	
	44655300	3,015	
	44655500	2,497	
	44656000	263	
	44656800	1,808	
	44657800	1,478	
	44660400	883	
	44662800	2,846	
	44663600	8,789	
	44664500	1,814	
	44668600	3,472	
	44669500	3,344	
	44669700	2,816	
	44670100	2,954	
	44670900	4,767	
	44671900	23,278	
	44675301	2,583	
	44675401	940	
	44675701	7,357	
	44677200	4,460	
	44677300	2,372	
	44677500	2,236	
	44678200	2,316	
	44678300	3,485	
	44678400	1,731	
	44678600	3,137	
	44678700	5,332	
	44678900	5,150	
	44940300	157,605	
	70252300	900	
	70252400	1,820	
	70253200	3,628	
	70255600	11,598	
	70257900	2,000	
	70259100	1,138	
	70259200	1,131	
	70259500	9,041	
	70262900	77,352	
	70263000	70,969	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70263100	1,979	
	70263600	3,062	
	70263800	9,688	
	70264100	1,696	
	70264900	2,711	
	70265200	3,066	
	70266000	7,901	
	70266900	2,695	
	70267100	9,018	
	70267200	8,148	
	70267400	1,524	
	70269000	4,366	
	70269500	2,533	
	70269600	2,523	
	70269700	2,889	
	70271700	3,219	
	70272800	2,119	
	70273500	4,230	
	70273800	2,436	
	70273900	1,546	
	70274400	1,823	
	70275400	15,972	
	70278600	3,312	
	70279900	1,953	
	70280500	4,706	
	70281100	1,710	
	70282300	2,182	
	70284000	2,889	
	70284800	1,694	
	70284900	3,653	
	70285700	2,329	
	70285900	1,901	
	70286100	4,092	
	70288200	2,164	
	70288800	2,971	
	70289400	15,863	
	70289900	1,472	
	70290100	1,461	
	70290500	1,020	
	70291700	450	
	70292600	1,952	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70293400	1,975	
	70293500	1,467	
	70293600	3,352	
	70294700	1,715	
	70295900	1,707	
	70296000	1,812	
	70297800	2,153	
	70299000	1,422	
	70299800	3,979	
	70300200	1,492	
	70300500	7,423	
	70301400	1,928	
	70302100	1,091	
	70302200	1,402	
	70303100	1,321	
	70303700	1,458	
	70304400	6,844	
	70304800	2,848	
	70305800	1,466	
	70306100	1,914	
	70306300	1,401	
	70307500	548	
	70307700	485	
	70309000	2,414	
	70310100	12,385	
	70311100	4,800	
	70313000	3,215	
	70314600	1,580	
	70314700	11,117	
	70315100	910	
	70315200	653	
	70315600	2,535	
	70316100	2,491	
	70316200	2,564	
	70316300	1,617	
	70316500	1,486	
	70317100	1,280	
	70317500	2,033	
	70317800	1,391	
	70317901	5,744	
	70318100	12,144	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70320700	2,018	
	70320900	1,460	
	70321000	1,473	
	70321300	1,755	
	70321900	1,755	
	70322000	944	
	70322200	758	
	70322400	3,265	
	70322900	881	
	70323200	1,456	
	70323300	2,630	
	70323800	7,927	
	70324100	1,115	
	70324200	1,214	
	70324300	1,053	
	70324400	1,053	
	70324500	1,053	
	70325600	3,403	
	70326400	5,523	
	70326800	2,103	
	70331700	2,123	
	70331900	1,901	
	70332200	2,403	
	70332900	2,972	
	70333000	40,672	
	70333100	5,357	
	70334000	2,881	
	70336300	1,937	
	70337400	2,368	
	70339400	2,657	
	70339800	3,147	
	70340800	685	
	70341900	271	
	70343600	2,989	
	70344900	1,510	
	70347000	5,507	
	70347100	1,424	
	70348200	6,720	
	70350300	1,329	
	70350400	6,729	
	70350600	2,829	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70350700	1,815	
	70351800	1,947	
	70352400	2,419	
	70352500	685	
	70352600	1,868	
	70353200	1,000	
	70354000	3,428	
	70354100	1,793	
	70354300	2,738	
	70354600	3,427	
	70354700	2,363	
	70354800	6,030	
	70354900	1,313	
	70355400	2,634	
	70460100	1,499	
	70460800	1,538	
	70461400	612	
	70501300	590	
	70501400	6,387	
	70501500	3,203	
	70501600	2,944	
	70501700	2,945	
	70504000	1,345	
	70504700	2,990	
	70505400	753	
	70506000	685	
	70509700	1,818	
	70511400	5,250	
	70512800	1,284	
	70513600	967	
	70515700	9,175	
	70517000	1,109	
	70518500	654	
	70519500	1,315	
	70519700	3,241	
	70519800	8,736	
	70520000	1,250	
	70520101	1,723	
	70520201	2,631	
	70521500	1,399	
	70521800	1,087	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70521900	4,240	
	70522000	3,202	
	70522100	800	
	70523700	1,003	
	70525000	995	
	70527800	1,039	
	70600800	1,736	
	70604400	1,272	
	70605500	9,774	
	70606800	1,370	
	70608100	1,597	
	70608900	540	
	70613900	645	
	70616900	658	
	70617000	773	
	70617400	1,074	
	70681000	1,447	
	70682300	5,418	
	70682600	5,210	
	70682601	4,940	
	70683300	3,438	
	70683500	2,691	
	70686400	9,525	
	70686700	4,757	
	70687401	7,916	
	70687600	2,974	
	70687601	2,314	
	70687900	7,389	
	70691500	3,969	
	70693500	10,903	
	70693600	19,923	
	70694000	3,763	
	70695200	1,809	
	70696600	2,402	
	70697000	10,021	
	70697200	4,541	
	70699300	2,201	
	70699500	5,591	
	70699900	1,120	
	70700000	2,698	
	70700100	3,305	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70700400	1,631	
	70700600	1,779	
	70701200	6,932	
	70701800	366	
	70702400	2,747	
	70702600	3,612	
	70703300	3,819	
	70703400	7,792	
	70703900	804	
	70704000	1,339	
	70704300	1,883	
	70704400	1,494	
	70704600	5,757	
	70705100	288	
	70705600	2,682	
	70708000	2,912	
	70708200	3,026	
	70708400	2,255	
	70708600	3,314	
	70710200	1,860	
	70712100	2,053	
	70712700	7,890	
	70713000	9,120	
	70713200	1,555	
	70713300	1,566	
	70713800	18,016	
	70714300	1,515	
	70715900	3,596	
	70716000	3,290	
	70716200	4,471	
	70717200	16,973	
	70717700	1,938	
	70719100	1,778	
	70719400	1,204	
	70719700	1,735	
	70720000	1,480	
	70720200	3,762	
	70721500	1,886	
	70721700	1,580	
	70721800	2,091	
	70722000	1,944	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70722200	1,966	
	70722300	1,557	
	70722500	2,718	
	70722600	1,525	
	70722800	1,369	
	70723000	2,153	
	70723100	1,708	
	70723300	3,464	
	70723600	1,318	
	70723700	1,178	
	70723900	3,571	
	70724700	5,420	
	70724900	4,325	
	70725200	1,235	
	70725300	1,374	
	70725400	1,178	
	70725500	1,178	
	70725700	1,505	
	70726000	1,070	
	70726400	1,565	
	70726700	2,927	
	70726900	1,459	
	70727400	1,135	
	70727600	1,388	
	70728600	1,029	
	70729000	1,091	
	70729500	2,578	
	70730200	1,276	
	70730400	1,084	
	70731100	1,581	
	70731300	1,545	
	70732100	1,711	
	70733000	2,016	
	70733100	2,003	
	70734500	31,099	
	70734800	2,963	
	70735100	1,486	
	70735300	7,756	
	70736000	1,909	
	70736200	532	
	70736300	1,046	

Australia Annexure

Billabong International Ltd.

20 October 2009

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	70737100	1,583	
	70737400	2,090	
	70737800	8,747	
	70738100	1,600	
	70739800	2,233	
	70741000	4,077	
	70742200	1,638	
	70742300	3,603	
	70742400	3,687	
	70743600	2,952	
	70744500	1,538	
		5,300,582	
Capital International Limited	43406300	35,828	
	43426300	41,103	
	43426800	11,200	
	43426900	27,410	
		115,541	
Capital International SÁrl	45415100	17,347	
	45426000	32,000	
		49,347	
Capital Research and Management Company	11000033	9,133,367	
	11000035	8,690,970	
	11000075	463,578	
		18,287,915	
GRAND TOTAL		**23,753,385**	**9.43%**

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44078400	3,006
44100500	1,102
44142600	2,868
44195300	677
44196100	5,358
44653600	2,183
44654000	1,996
70274400	1,823
70297800	2,153
70320900	1,460
70523700	1,003
70617000	773
70686700	4,757
70700400	1,631
70737400	2,090
70737800	8,747
70738100	1,600

Total Shares: 43,227

Bank of America NT & SA
PO Box 407
1 Alie Street
London E1 8DE

70352600	1,868

Total Shares: 1,868

Bankers Trust Australia
Level 9, The Chifley Tower
2, Chifley Square
Sydney NSW 2000, Australia

44036900	116,873
44132100	1,867
44135400	6,645
44269700	5,503

Total Shares: 130,888

Cede & Co.

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

55 Water Street
New York, NY 10006

44144400	1,190
44233100	4,414

Total Shares: 5,604

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000033	9,133,367
44000300	481,771
44000600	586,600
44002300	38,813
44022900	109,024
44028600	18,802
44036500	415,160
44043000	17,520
44106200	12,557
44114000	704
44114300	4,313
44117900	1,757
44118300	4,215
44121000	4,081
44123200	23,016
44123600	3,113
44123700	913
44123900	745
44124700	1,185
44132400	2,710
44134400	2,625
44135300	1,486
44135600	1,613
44143400	1,220
44156000	2,325
44167600	1,557
44172500	7,825
44180200	950
44191600	2,004
44220900	1,137
44221200	1,950
44222100	2,569

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

44222800	4,009
44255000	246,917
44255600	84,524
44376000	88,213
70252300	900
70252400	1,820
70253200	3,628
70255600	11,598
70257900	2,000
70259100	1,138
70259200	1,131
70259500	9,041
70263100	1,979
70263600	3,062
70263800	9,688
70264900	2,711
70265200	3,066
70266000	7,901
70266900	2,695
70267100	9,018
70267200	8,148
70267400	1,524
70278600	3,312
70279900	1,953
70280500	4,706
70281100	1,710
70282300	2,182
70284000	2,889
70284800	1,694
70284900	3,653
70285700	2,329
70285900	1,901
70286100	4,092
70288200	2,164
70288800	2,971
70289400	15,863
70292600	1,952
70299000	1,422
70299800	3,979
70300200	1,492
70300500	7,423
70317100	1,280

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

70317500	2,033
70318100	12,144
70322400	3,265
70334000	2,881
70336300	1,937
70340800	685
70341900	271
70460100	1,499
70460800	1,538
70461400	612
70501300	590
70501400	6,387
70501700	2,945
70509700	1,818
70512800	1,284
70525000	995
70681000	1,447
70682300	5,418
70682600	5,210
70682601	4,940
70683300	3,438
70683500	2,691
70686400	9,525
70687401	7,916
70687600	2,974
70687900	7,389
70691500	3,969
70693500	10,903
70693600	19,923
70694000	3,763
70695200	1,809
70696600	2,402
70697000	10,021
70697200	4,541
70699300	2,201
70700000	2,698
70700100	3,305
70701200	6,932
70701800	366
70702400	2,747
70702600	3,612
70703300	3,819

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

70703400	7,792
70703900	804
70704600	5,757
70705100	288
70705600	2,682
70708000	2,912
70708200	3,026
70708400	2,255
70708600	3,314
70712100	2,053
70712700	7,890
70713000	9,120
70713200	1,555
70713300	1,566
70713800	18,016
70719100	1,778
70719700	1,735
70720000	1,480
70720200	3,762
70721500	1,886
70721800	2,091
70722200	1,966
70722500	2,718
70722800	1,369
70723300	3,464
70723600	1,318
70723700	1,178
70725700	1,505
70726000	1,070
70726400	1,565
70726700	2,927
70726900	1,459
70731300	1,545
70733000	2,016
70735100	1,486

Total Shares: 11,743,496

Chase Manhattan Nominee Ltd.
Australia

44130700	3,808
44135500	2,331

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

44136100	2,229
44142300	2,726
44143100	398
44143300	3,236
44144500	2,365
44144900	2,061
44146300	2,414
44146400	6,400
44150000	1,280
44150600	469
44150700	12,390
44150800	3,423
44152400	816
44156400	2,258
44185400	2,516
44186400	4,351
44210301	5,006
44223200	5,102
44224600	3,305
44229600	1,495
44237800	3,459
44237900	3,515
44652000	7,451
44653901	3,073
44660400	883
44662800	2,846
44663600	8,789
44668600	3,472
44669700	2,816
44940300	157,605

Total Shares: 264,288

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD

44135000	784
44169000	540
44217900	2,629
44219700	1,357
44655200	2,573

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

44655300	3,015
44655500	2,497
44656000	263
44656800	1,808
44670100	2,954
44675401	940
44678900	5,150

Total Shares: 24,510

Citibank Australia

70348200	6,720

Total Shares: 6,720

Citicorp Nominees PTY Ltd
Level 26, Mitre 502-30
101 Collins Street
Melbourne, Victoria 3000

43426300	41,103

Total Shares: 41,103

Commonwealth Bank of Australia
Level 7, Bank House, 309-315 George St.
Sydney NSW 2000
Australia

44318300	6,861

Total Shares: 6,861

Deutsche Bank Mannheim

44140000	1,893

Total Shares: 1,893

Investors Bank & Trust Co.

44368900	1,099

Total Shares: 1,099

J.P. Morgan

44137800	2,745
44156600	986
44222900	5,807

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

44223300	1,797
44225200	1,661

Total Shares: 12,996

JP Morgan Chase Bank

43406300	35,828
44669500	3,344
70302100	1,091
70306300	1,401
70307500	548
70307700	485
70309000	2,414

Total Shares: 45,111

Mellon Bank N.A.
London Branch
London
United Kingdom

44356900	14,265
70302200	1,402
70343600	2,989
70350300	1,329
70350400	6,729

Total Shares: 26,714

National Australia Custodian Services
5th Floor Sout
271 Collings Street
Melbourne, Victoria 3000

44153300	6,912
44240800	5,427
70269000	4,366

Total Shares: 16,705

National Australian Bank LTD.
271 Collins St.
5th Floor South
Melbourne, Victoria 3000

43426800	11,200
44025900	149,227
44028100	38,290

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

44043700	13,174
44044000	8,603
44132000	10,711
44134300	5,051
44137200	6,163
44137300	5,428
44137400	4,978
44145300	5,252
44151500	4,926
44158800	2,464
44159600	1,764
44227800	7,960
44229100	8,574
44240600	13,746
44279100	25,837
44302200	30,527
44328400	3,463
44373400	74,815
44373900	10,189
44374600	100,272
44375500	43,610
44671900	23,278
44678700	5,332
70273900	1,546
70317901	5,744
70504000	1,345
70687601	2,314
70742300	3,603

Total Shares: 629,386

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44152600	11,545
44228800	1,555

Total Shares: 13,100

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate

Nominee List

Billabong International Ltd.
20 October 2009

__Nominee Name__

London EC2M 3XS

43426900	27,410
44377400	13,006
70262900	77,352
70263000	70,969
70275400	15,972
70290500	1,020
70304400	6,844
70339400	2,657
70339800	3,147
70354000	3,428
70354100	1,793
70354300	2,738
70354600	3,427
70354700	2,363
70354800	6,030
70354900	1,313
70699500	5,591

Total Shares: 245,060

Nortrust Nominees
155 Bishopsgate
London EC2M 3XS
United Kingdom

44139700	20,756

Total Shares: 20,756

State Street Bank & Trust Co.

44100000	1,011
44100100	1,076
44100200	1,129
44116100	9,644
44117600	4,746
44123100	1,422
44126400	1,347
44126700	829
44129400	922
44153200	6,459
44167400	1,735
44168701	5,062
44177000	2,988

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

44179400	2,559
44184000	5,875
44189900	4,472
44195000	2,278
44216401	982
44218900	1,159
44219800	6,827
44232300	2,010
44657800	1,478
44664500	1,814
44670900	4,767
44677300	2,372
44677500	2,236
70264100	1,696
70269500	2,533
70269600	2,523
70269700	2,889
70271700	3,219
70272800	2,119
70289900	1,472
70290100	1,461
70291700	450
70295900	1,707
70296000	1,812
70301400	1,928
70303100	1,321
70304800	2,848
70305800	1,466
70306100	1,914
70310100	12,385
70311100	4,800
70314600	1,580
70314700	11,117
70315100	910
70315200	653
70315600	2,535
70316100	2,491
70316200	2,564
70316300	1,617
70316500	1,486
70317800	1,391
70320700	2,018

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

70321000	1,473
70321300	1,755
70321900	1,755
70322000	944
70322200	758
70322900	881
70323200	1,456
70323300	2,630
70323800	7,927
70324100	1,115
70324200	1,214
70324300	1,053
70324400	1,053
70324500	1,053
70325600	3,403
70326400	5,523
70326800	2,103
70331700	2,123
70331900	1,901
70332900	2,972
70333000	40,672
70337400	2,368
70344900	1,510
70347000	5,507
70347100	1,424
70350600	2,829
70350700	1,815
70351800	1,947
70352400	2,419
70352500	685
70353200	1,000
70355400	2,634
70501500	3,203
70501600	2,944
70504700	2,990
70505400	753
70506000	685
70513600	967
70515700	9,175
70517000	1,109
70518500	654
70519500	1,315

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

70519700	3,241
70519800	8,736
70520000	1,250
70520101	1,723
70521500	1,399
70521800	1,087
70527800	1,039
70600800	1,736
70604400	1,272
70605500	9,774
70606800	1,370
70608100	1,597
70608900	540
70613900	645
70616900	658
70617400	1,074
70699900	1,120
70700600	1,779
70704000	1,339
70704300	1,883
70704400	1,494
70710200	1,860
70714300	1,515
70715900	3,596
70716000	3,290
70716200	4,471
70717200	16,973
70717700	1,938
70719400	1,204
70721700	1,580
70722300	1,557
70722600	1,525
70723000	2,153
70723100	1,708
70723900	3,571
70724700	5,420
70725200	1,235
70725300	1,374
70725400	1,178
70725500	1,178
70727400	1,135
70727600	1,388

Nominee List

Billabong International Ltd.
20 October 2009

Nominee Name

70728600	1,029
70729000	1,091
70729500	2,578
70730200	1,276
70730400	1,084
70731100	1,581
70732100	1,711
70733100	2,003
70734500	31,099
70734800	2,963
70737100	1,583
70739800	2,233
70741000	4,077
70742200	1,638
70742400	3,687
70743600	2,952
70744500	1,538

Total Shares: 454,529

Westpac Banking Corp

44023900	20,685
44099600	1,175
44100400	1,952
44159700	4,665
44195600	1,720
44210500	5,354
44224400	28,007
44226100	3,092
44235000	1,984
44277700	23,272
44281200	33,143
44678600	3,137
45415100	17,347
70273500	4,230
70273800	2,436
70293400	1,975
70293500	1,467
70293600	3,352
70294700	1,715
70303700	1,458
70313000	3,215

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

70511400	5,250
70722000	1,944
70724900	4,325

Total Shares: 176,900

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035	8,690,970
11000075	463,578
44038900	77,626
44043200	20,700
44130300	7,742
44147000	6,692
44147200	1,961
44149900	3,245
44155600	7,353
44159401	44,968
44186600	7,337
44232200	2,329
44273000	22,410
44278200	46,824
44288400	10,518
44296400	46,227
44308600	40,558
44313700	26,771
44353600	64,110
44357800	164,844
44675301	2,583
44675701	7,357
44677200	4,460
44678200	2,316
44678300	3,485
44678400	1,731
45426000	32,000
70332200	2,403
70333100	5,357
70520201	2,631
70521900	4,240
70522000	3,202

Nominee List

Billabong International Ltd.

20 October 2009

Nominee Name

70522100	800
70735300	7,756
70736000	1,909
70736200	532
70736300	1,046

Total Shares: 9,840,571

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Billabong International Limited

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	845,577
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$11.650856
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to shareholders participating in a Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
252,863,336	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,782,183	Options expiring 31 October 2015 exercisable at $11.43 (BBGAI)
314,503	Options expiring 24 November 2015 exercisable at $10.80 (BBGAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	[signature]	Date: 23 October 2009

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities &
Investments Commission

LODGED BY ELS
23/10/2009

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
23048837

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
BILLABONG INTERNATIONAL LTD

Contact name/position description

ASIC registered agent number (if applicable)
15947

Telephone number
617 55899899

Postal address or DX address
1 BILLABONG PLACE
BURLEIGH HEADS, QLD, 4220

Total number of pages including this cover sheet

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MANNING, MARIA

Capacity
[ ] Director
[✓] Company secretary

Signature
[signature]

Date signed
23/10/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than **4** letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reference: Trace: 00559

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	845,577	11.65	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 3 / 1 0 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

[✓] **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

[ ][ ] / [ ][ ] / [ ][ ]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[✓] No

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

DIVIDEND REINVESTMENT PLAN UPDATE AND MARKET INFORMATION NOTICE

GOLD COAST, 23 October 2009: Billabong International Limited (ABN 17 084 923 946) (the ***Company***) today issued 845,577 new ordinary shares at an issue price of $11.65 per ordinary share to its shareholders (***Participating Shareholders***) who participated in its dividend reinvestment plan (***DRP***) for the final dividend of 18 cents per ordinary share which is payable today.

This notice is given by the Company under paragraph (5)(e) of section 708A of the *Corporations Act 2001* in connection with that issue of shares. Accordingly, the Company makes the following statements:

- the Company issued the shares without disclosure to investors under Part 6D.2 of the *Corporations Act 2001*; and
- as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the *Corporations Act 2001* as they apply to the Company and with section 674 of the *Corporations Act 2001*; and
- as at the date of this notice, all information of the kind that would be required to be disclosed to the market for the purposes of sections 708A (7) and (8) of the *Corporations Act 2001* has been disclosed to the ASX.

MARIA MANNING
COMPANY SECRETARY

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited - Company Announcements Office
Date	23-Oct-2009
Time	16:29:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 603

Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 20/10/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	11,019,856	11,019,856	4.37%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,754,105	1,754,105	0.70% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	0	0	0.00% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	12,773,961	12,773,961	5.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of Shares
Avanteos Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,567 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	10,200,881 Fully paid ordinary shares
Colonial First State Investment Limited (2)	Power to exercise voting rights pursuant to position held as manager under investment mandate	340,805 Fully paid ordinary shares
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as superannuation trustee	475,603 Fully paid ordinary shares
Colonial First State Investment Limited (3)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	1,595,031 Fully paid ordinary shares* See note 1 on the last page of this form.
Realindex Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities.	159,074 Fully paid ordinary shares
Total		12,773,961

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of Shares
Avanteos Investments Limited	Avanteos Investments Limited		2,567 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		10,200,881 Fully paid ordinary shares
Colonial First State Investment Limited (2)	BNP Paribas Securities		267,277 Fully paid ordinary shares
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		73,528 Fully paid ordinary shares
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		1,595,031 Fully paid ordinary shares* See note 1 on the last page of this form.
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		475,603 Fully paid ordinary shares
Realindex Investments Limited	Citicorp Nominees Pty Limited		159,074 Fully paid ordinary shares
Grand Total			12,773,961

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Avanteos Investments Limited	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (1)	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (2)	Is a related body corporate of Commonwealth Bank of Australia
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (3)	Is a related body corporate of Commonwealth Bank of Australia
Realindex Investments Limited	Is a related body corporate of Commonwealth Bank of Australia

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Realindex Investments Limited	Level 7 48 Martin Place Sydney NSW 2000

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 23 day of October 2009.

Annexure A

This is the annexure mark A referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 20/10/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust I
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust I
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-1G Medallion Trust
Series 2002-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 603, Notice of initial Substantial Holderof Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 20/10/2009

John Damien Hatton – Company Secretary

Realindex Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-8979	-72590
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	4155	49911
Total			**-4824**	**-22679**
Entity Total			**-4824**	**-22679**

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
08 Jul 2009	Citicorp Nominees Pty Limited	SELL	-42900	-348218
Total			**-42900**	**-348218**
Entity Total			**-42900**	**-348218**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
21 Aug 2009	BNP Paribas Securities	BUY	4849	45752
21 Aug 2009	BNP Paribas Securities	BUY	38882	373834
25 Sep 2009	BNP Paribas Securities	BUY	3174	35185
25 Sep 2009	BNP Paribas Securities	BUY	7457	83564
29 Sep 2009	BNP Paribas Securities	BUY	39878	469020
30 Sep 2009	BNP Paribas Securities	BUY	7088	84464
01 Oct 2009	BNP Paribas Securities	BUY	17365	204718
02 Oct 2009	BNP Paribas Securities	BUY	16179	184464
05 Oct 2009	BNP Paribas Securities	BUY	2606	29477
06 Oct 2009	BNP Paribas Securities	BUY	27169	311968
07 Oct 2009	BNP Paribas Securities	BUY	7329	83722
07 Oct 2009	BNP Paribas Securities	BUY	8607	99042
13 Oct 2009	BNP Paribas Securities	BUY	11437	132789
13 Oct 2009	BNP Paribas Securities	BUY	31113	361049
14 Oct 2009	BNP Paribas Securities	BUY	7243	82018
15 Oct 2009	BNP Paribas Securities	BUY	6633	78331
15 Oct 2009	BNP Paribas Securities	BUY	9530	112494
16 Oct 2009	BNP Paribas Securities	BUY	18805	220046
19 Oct 2009	BNP Paribas Securities	BUY	387	4343
19 Oct 2009	BNP Paribas Securities	BUY	1546	17351
Total			**267277**	**3013631**

Date	Registered Company	Transaction type	Quantity	Consideration
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-70213	-567534
17 Aug 2009	Citicorp Nominees Pty Limited	SELL	-31365	-315860
18 Aug 2009	Citicorp Nominees Pty Limited	SELL	-49595	-519718
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	74	698
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	597	5740
18 Sep 2009	Citicorp Nominees Pty Limited	BUY	50000	542037
18 Sep 2009	Citicorp Nominees Pty Limited	SELL	-2080	-22381
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	50	554
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	118	1322
29 Sep 2009	Citicorp Nominees Pty Limited	BUY	630	7409
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	112	1335
01 Oct 2009	Citicorp Nominees Pty Limited	BUY	275	3242
02 Oct 2009	Citicorp Nominees Pty Limited	BUY	255	2907
05 Oct 2009	Citicorp Nominees Pty Limited	BUY	41	464
06 Oct 2009	Citicorp Nominees Pty Limited	BUY	428	4914
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	116	1325
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	136	1565

13 Oct 2009	Citicorp Nominees Pty Limited	BUY	180	2090
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	490	5686
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	114	1291
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	105	1240
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	150	1771
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	296	3463
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	6	67
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	25	281
Total			**-99055**	**-836092**

Date	Registered Company	Transaction type	Quantity	Consideration
27 Aug 2009	National Bank Nominees Pty Limited	SELL	-1869	-19347
Total			**-1869**	**-19347**

Date	Registered Company	Transaction type	Quantity	Consideration
03 Jul 2009	National Nominees Limited	BUY	1666	14119
21 Aug 2009	National Nominees Limited	SELL	-3056	-29185
27 Aug 2009	National Nominees Limited	SELL	-1033	-10693
Total			**-2423**	**-25759**

Entity Total			**163930**	**2132433**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jun 2009	Citicorp Nominees Pty Limited	BUY	7500	61476
22 Jun 2009	Citicorp Nominees Pty Limited	BUY	37300	305743
22 Jun 2009	Citicorp Nominees Pty Limited	CONV IN	2077	15578
22 Jun 2009	Citicorp Nominees Pty Limited	CONV IN	5300	39750
22 Jun 2009	Citicorp Nominees Pty Limited	SELL	-36629	-298528
23 Jun 2009	Citicorp Nominees Pty Limited	BUY	2800	22679
23 Jun 2009	Citicorp Nominees Pty Limited	BUY	14100	114207
24 Jun 2009	Citicorp Nominees Pty Limited	BUY	400	3293
24 Jun 2009	Citicorp Nominees Pty Limited	BUY	2000	16463
24 Jun 2009	Citicorp Nominees Pty Limited	BUY	6405	53639
25 Jun 2009	Citicorp Nominees Pty Limited	BUY	1000	8249
25 Jun 2009	Citicorp Nominees Pty Limited	BUY	5200	42895
26 Jun 2009	Citicorp Nominees Pty Limited	BUY	500	4147
26 Jun 2009	Citicorp Nominees Pty Limited	BUY	2500	20733
29 Jun 2009	Citicorp Nominees Pty Limited	BUY	4700	39817
01 Jul 2009	Citicorp Nominees Pty Limited	BUY	9000	76516
02 Jul 2009	Citicorp Nominees Pty Limited	BUY	12000	101961
03 Jul 2009	Citicorp Nominees Pty Limited	BUY	3100	26195
06 Jul 2009	Citicorp Nominees Pty Limited	BUY	7800	65605
06 Jul 2009	Citicorp Nominees Pty Limited	BUY	10382	87355
06 Jul 2009	Citicorp Nominees Pty Limited	BUY	12047	101264
07 Jul 2009	Citicorp Nominees Pty Limited	BUY	6743	56417
07 Jul 2009	Citicorp Nominees Pty Limited	BUY	7500	62850
08 Jul 2009	Citicorp Nominees Pty Limited	BUY	2500	20373
08 Jul 2009	Citicorp Nominees Pty Limited	BUY	8800	71666
08 Jul 2009	Citicorp Nominees Pty Limited	BUY	26700	217443
08 Jul 2009	Citicorp Nominees Pty Limited	BUY	40699	335544
09 Jul 2009	Citicorp Nominees Pty Limited	BUY	15900	130035
09 Jul 2009	Citicorp Nominees Pty Limited	BUY	24800	202822
10 Jul 2009	Citicorp Nominees Pty Limited	BUY	12700	105308
10 Jul 2009	Citicorp Nominees Pty Limited	BUY	19900	165011
13 Jul 2009	Citicorp Nominees Pty Limited	BUY	10000	81361
13 Jul 2009	Citicorp Nominees Pty Limited	BUY	19800	161095
13 Jul 2009	Citicorp Nominees Pty Limited	SELL	-9918	-81573
13 Jul 2009	Citicorp Nominees Pty Limited	SELL	-842	-6922
14 Jul 2009	Citicorp Nominees Pty Limited	SELL	-8513	-69659
14 Jul 2009	Citicorp Nominees Pty Limited	SELL	-6612	-53710
15 Jul 2009	Citicorp Nominees Pty Limited	BUY	10000	81146
15 Jul 2009	Citicorp Nominees Pty Limited	BUY	30800	248998
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-826	-6768
16 Jul 2009	Citicorp Nominees Pty Limited	BUY	19200	157210
16 Jul 2009	Citicorp Nominees Pty Limited	SELL	-3489	-28602
17 Jul 2009	Citicorp Nominees Pty Limited	BUY	5000	40263
17 Jul 2009	Citicorp Nominees Pty Limited	SELL	-17800	-142132
17 Jul 2009	Citicorp Nominees Pty Limited	SELL	-700	-5645

20 Jul 2009	Citicorp Nominees Pty Limited	BUY	24403	198154
21 Jul 2009	Citicorp Nominees Pty Limited	BUY	4828	39675
21 Jul 2009	Citicorp Nominees Pty Limited	SELL	-16400	-134340
22 Jul 2009	Citicorp Nominees Pty Limited	SELL	-3200	-27327
22 Jul 2009	Citicorp Nominees Pty Limited	SELL	-425	-3621
23 Jul 2009	Citicorp Nominees Pty Limited	SELL	-600	-4991
24 Jul 2009	Citicorp Nominees Pty Limited	BUY	3600	30448
24 Jul 2009	Citicorp Nominees Pty Limited	SELL	-580	-5098
30 Jul 2009	Citicorp Nominees Pty Limited	BUY	3100	28673
31 Jul 2009	Citicorp Nominees Pty Limited	BUY	10000	91140
03 Aug 2009	Citicorp Nominees Pty Limited	BUY	2600	23471
03 Aug 2009	Citicorp Nominees Pty Limited	BUY	31500	284365
04 Aug 2009	Citicorp Nominees Pty Limited	BUY	4700	43090
04 Aug 2009	Citicorp Nominees Pty Limited	BUY	41700	382312
05 Aug 2009	Citicorp Nominees Pty Limited	BUY	4200	38497
05 Aug 2009	Citicorp Nominees Pty Limited	BUY	20300	186067
05 Aug 2009	Citicorp Nominees Pty Limited	SELL	-9854	-90148
06 Aug 2009	Citicorp Nominees Pty Limited	BUY	1200	11003
06 Aug 2009	Citicorp Nominees Pty Limited	BUY	22995	210836
06 Aug 2009	Citicorp Nominees Pty Limited	SELL	-2400	-21976
07 Aug 2009	Citicorp Nominees Pty Limited	BUY	85674	789439
10 Aug 2009	Citicorp Nominees Pty Limited	SELL	-25034	-239829
13 Aug 2009	Citicorp Nominees Pty Limited	SELL	-24030	-238508
14 Aug 2009	Citicorp Nominees Pty Limited	SELL	-2200	-22613
14 Aug 2009	Citicorp Nominees Pty Limited	SELL	-1570	-16324
17 Aug 2009	Citicorp Nominees Pty Limited	BUY	2573	26043
18 Aug 2009	Citicorp Nominees Pty Limited	SELL	-27384	-287883
18 Aug 2009	Citicorp Nominees Pty Limited	SELL	-19510	-206472
18 Aug 2009	Citicorp Nominees Pty Limited	SELL	-4214	-44851
19 Aug 2009	Citicorp Nominees Pty Limited	BUY	16607	174469
19 Aug 2009	Citicorp Nominees Pty Limited	SELL	-20831	-217397
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	6299	59545
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	20000	191664
21 Aug 2009	Citicorp Nominees Pty Limited	SELL	-7478	-71095
26 Aug 2009	Citicorp Nominees Pty Limited	SELL	-700	-7296
02 Sep 2009	Citicorp Nominees Pty Limited	BUY	12911	133445
04 Sep 2009	Citicorp Nominees Pty Limited	SELL	-8700	-93693
07 Sep 2009	Citicorp Nominees Pty Limited	SELL	-5700	-59863
09 Sep 2009	Citicorp Nominees Pty Limited	BUY	4828	48961
11 Sep 2009	Citicorp Nominees Pty Limited	SELL	-8978	-92278
16 Sep 2009	Citicorp Nominees Pty Limited	SELL	-18130	-188967
18 Sep 2009	Citicorp Nominees Pty Limited	SELL	-23332	-252202
21 Sep 2009	Citicorp Nominees Pty Limited	SELL	-14741	-158087
22 Sep 2009	Citicorp Nominees Pty Limited	SELL	-6224	-67359
22 Sep 2009	Citicorp Nominees Pty Limited	SELL	-5953	-64319
23 Sep 2009	Citicorp Nominees Pty Limited	SELL	-47456	-529264
24 Sep 2009	Citicorp Nominees Pty Limited	BUY	5500	61018
24 Sep 2009	Citicorp Nominees Pty Limited	SELL	-28052	-308647
28 Sep 2009	Citicorp Nominees Pty Limited	SELL	-3200	-36137
29 Sep 2009	Citicorp Nominees Pty Limited	SELL	-10814	-127753
29 Sep 2009	Citicorp Nominees Pty Limited	SELL	-9586	-113400
30 Sep 2009	Citicorp Nominees Pty Limited	SELL	-15000	-178213
30 Sep 2009	Citicorp Nominees Pty Limited	SELL	-250	-2941
02 Oct 2009	Citicorp Nominees Pty Limited	SELL	-21000	-237209
08 Oct 2009	Citicorp Nominees Pty Limited	BUY	23251	278002
19 Oct 2009	Citicorp Nominees Pty Limited	SELL	-2253	-25297
Total			**278814**	**1806487**

Entity Total	**278814**	**1806487**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Jun 2009	Citicorp Nominees Pty Limited	SELL	-67981	-548683
23 Jun 2009	Citicorp Nominees Pty Limited	SELL	-7019	-56651
24 Jun 2009	Citicorp Nominees Pty Limited	SELL	-78126	-649643
29 Jun 2009	Citicorp Nominees Pty Limited	BUY	2500	21147
02 Jul 2009	Citicorp Nominees Pty Limited	SELL	-989	-8440
10 Jul 2009	Citicorp Nominees Pty Limited	BUY	7254	59846
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-162879	-1316556

15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-131433	-1062377
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-23490	-189870
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-18641	-150676
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-12591	-101773
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-7046	-56953
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-3292	-26609
15 Jul 2009	Citicorp Nominees Pty Limited	SELL	-3017	-24417
22 Jul 2009	Citicorp Nominees Pty Limited	BUY	72580	621831
23 Jul 2009	Citicorp Nominees Pty Limited	BUY	52233	437212
31 Jul 2009	Citicorp Nominees Pty Limited	BUY	122590	1128998
03 Aug 2009	Citicorp Nominees Pty Limited	SELL	-7127	-64293
10 Aug 2009	Citicorp Nominees Pty Limited	BUY	44496	427591
11 Aug 2009	Citicorp Nominees Pty Limited	BUY	40000	378374
13 Aug 2009	Citicorp Nominees Pty Limited	BUY	281635	2785718
14 Aug 2009	Citicorp Nominees Pty Limited	SELL	-40755	-429084
17 Aug 2009	Citicorp Nominees Pty Limited	BUY	800	8000
17 Aug 2009	Citicorp Nominees Pty Limited	SELL	-800	-8000
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	1261	11898
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	10112	97223
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	12274	115810
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	17280	163044
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	24262	228922
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	40000	377416
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	98428	946343
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	138575	1332339
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	194573	1870736
21 Aug 2009	Citicorp Nominees Pty Limited	BUY	320778	3084142
25 Aug 2009	Citicorp Nominees Pty Limited	BUY	125000	1235528
27 Aug 2009	Citicorp Nominees Pty Limited	SELL	-26523	-274220
03 Sep 2009	Citicorp Nominees Pty Limited	BUY	1475	15562
04 Sep 2009	Citicorp Nominees Pty Limited	BUY	493833	5343786
07 Sep 2009	Citicorp Nominees Pty Limited	SELL	-21619	-231281
08 Sep 2009	Citicorp Nominees Pty Limited	BUY	415998	4307569
16 Sep 2009	Citicorp Nominees Pty Limited	BUY	200000	2090236
16 Sep 2009	Citicorp Nominees Pty Limited	BUY	320669	3356029
17 Sep 2009	Citicorp Nominees Pty Limited	BUY	57850	628492
17 Sep 2009	Citicorp Nominees Pty Limited	BUY	110000	1168390
18 Sep 2009	Citicorp Nominees Pty Limited	BUY	172136	1866174
18 Sep 2009	Citicorp Nominees Pty Limited	SELL	-12908	-138890
18 Sep 2009	Citicorp Nominees Pty Limited	SELL	-803	-8640
21 Sep 2009	Citicorp Nominees Pty Limited	BUY	383570	4108769
22 Sep 2009	Citicorp Nominees Pty Limited	BUY	276845	3002547
23 Sep 2009	Citicorp Nominees Pty Limited	BUY	130000	1449267
24 Sep 2009	Citicorp Nominees Pty Limited	BUY	196	2158
24 Sep 2009	Citicorp Nominees Pty Limited	BUY	241546	2668698
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	838	9290
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	1984	22233
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	8060	89349
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	11411	126497
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	16073	178177
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	18966	212535
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	26941	301904
25 Sep 2009	Citicorp Nominees Pty Limited	BUY	38026	426124
25 Sep 2009	Citicorp Nominees Pty Limited	SELL	-39606	-439052
29 Sep 2009	Citicorp Nominees Pty Limited	BUY	10609	124776
29 Sep 2009	Citicorp Nominees Pty Limited	BUY	101429	1192943
29 Sep 2009	Citicorp Nominees Pty Limited	BUY	144080	1694577
29 Sep 2009	Citicorp Nominees Pty Limited	BUY	203374	2391955
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	1886	22474
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	18027	214818
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	25608	305157
30 Sep 2009	Citicorp Nominees Pty Limited	BUY	36145	430721
01 Oct 2009	Citicorp Nominees Pty Limited	BUY	4620	54466
01 Oct 2009	Citicorp Nominees Pty Limited	BUY	44170	520725
01 Oct 2009	Citicorp Nominees Pty Limited	BUY	62743	739685
01 Oct 2009	Citicorp Nominees Pty Limited	BUY	88564	1044091
02 Oct 2009	Citicorp Nominees Pty Limited	BUY	4279	48787
02 Oct 2009	Citicorp Nominees Pty Limited	BUY	41093	468519
02 Oct 2009	Citicorp Nominees Pty Limited	BUY	57991	661181
02 Oct 2009	Citicorp Nominees Pty Limited	BUY	81563	929936
05 Oct 2009	Citicorp Nominees Pty Limited	BUY	689	7793
05 Oct 2009	Citicorp Nominees Pty Limited	BUY	6618	74856

05 Oct 2009	Citicorp Nominees Pty Limited	BUY	9339	105634
05 Oct 2009	Citicorp Nominees Pty Limited	BUY	13136	148582
06 Oct 2009	Citicorp Nominees Pty Limited	BUY	7185	82502
06 Oct 2009	Citicorp Nominees Pty Limited	BUY	69009	792395
06 Oct 2009	Citicorp Nominees Pty Limited	BUY	97385	1118222
06 Oct 2009	Citicorp Nominees Pty Limited	BUY	136970	1572757
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	1938	22138
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	2276	26190
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	7778	88851
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	14738	169593
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	18617	212669
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	21862	251570
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	26272	300115
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	30852	355020
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	36950	422094
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	43390	499297
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	66000	753942
07 Oct 2009	Citicorp Nominees Pty Limited	BUY	81241	934856
08 Oct 2009	Citicorp Nominees Pty Limited	BUY	1070	12800
08 Oct 2009	Citicorp Nominees Pty Limited	BUY	100000	1177409
09 Oct 2009	Citicorp Nominees Pty Limited	BUY	899432	10553940
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	3028	35156
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	8239	95609
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	29019	336924
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	40895	474809
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	57169	663758
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	78947	916136
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	111257	1291075
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	155531	1804850
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	158272	1837610
13 Oct 2009	Citicorp Nominees Pty Limited	BUY	430586	4996710
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	1918	21719
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	18379	208120
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	25900	293286
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	36207	410000
14 Oct 2009	Citicorp Nominees Pty Limited	BUY	100239	1135083
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	1756	20737
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	16831	198763
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	23719	280106
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	24182	285448
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	33158	391575
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	34079	402274
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	47641	562361
15 Oct 2009	Citicorp Nominees Pty Limited	BUY	91798	1084076
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	4980	58273
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	47716	558346
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	67244	786852
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	94004	1099982
16 Oct 2009	Citicorp Nominees Pty Limited	BUY	316955	3708830
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	102	1145
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	410	4601
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	981	11010
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	1382	15510
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	1932	21683
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	3923	44028
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	5530	62063
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	7730	86753
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	20210	226816
19 Oct 2009	Citicorp Nominees Pty Limited	BUY	80836	907219
20 Oct 2009	Citicorp Nominees Pty Limited	BUY	400000	4627547
20 Oct 2009	Citicorp Nominees Pty Limited	SELL	-3721	-42568
Total			**9064295**	**101372107**
Entity Total			**9064295**	**101372107**

ASB Group Investments

Date	Registered Company	Transaction type	Quantity	Consideration
10 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	63347	608239
11 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	4334	40956

12 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	32342	310212
14 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	7023	73580
17 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	12245	123537
20 Aug 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	BUY	7769	78799
07 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-800	-8376
09 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-2300	-23690
18 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-23125	-248626
23 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-33613	-374237
28 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-18118	-204906
29 Sep 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-31968	-379067
01 Oct 2009	NZ Central Securities Depository Ltd Austraclear/ Registry Operations	SELL	-17136	-205632
Total			**0**	**-209211**
Entity Total			**0**	**-209211**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
06 Oct 2009	Avanteos Investments Limited	SELL	-820	-9487
Total			**-820**	**-9487**
Entity Total			**-820**	**-9487**

Grand Total			**9458495**	**104721433**

End of Annexure B

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

2009 ANNUAL GENERAL MEETING
CHAIRMAN AND CEO ADDRESSES

GOLD COAST, 27 October 2009

CHAIRMAN'S ADDRESS
TED KUNKEL

As much as shareholders have all heard and read of the global financial crisis over the past year, I feel a need to touch on it briefly today to provide context to the review of company performance through the 2008-09 financial year. When I addressed this same meeting 12 months ago, the second month of the extraordinary downturn in the United States financial system was being played out. Banks were failing, the stock market was plunging, credit markets had seized up, the Australian dollar was in freefall and the American consumer, fearful of the eroding jobs market and the loss of household wealth, had retreated. The shock waves from the US situation reverberated around the globe, creating similar, albeit less systemic issues, in economies around the world. The cascading effect of all of this was felt by businesses globally, in particular those with exposure to the US market. Residing in Australia where the economy has fared significantly better than most other countries, it is hard to fully appreciate the dramatic downturn and subsequent loss of confidence felt in the US, in particular.

This created some challenges for Billabong, the key one being the consumer slowdown and its subsequent impact on inventory levels, ordering patterns and discounting throughout the retail channel. The combined effect of these was ultimately evident through financial measures such as margin erosion in the Group's Americas business, which highlighted the difficulty Billabong experienced in reducing overheads at the same pace as the dramatic sales decline. To give you a feel of the extent of the consumer slowdown in North America alone, if the benefit from acquisitions through the year was eliminated then North America revenue would have been down approximately 13% and EBITDA closer to 40%.

When shareholders met at the annual general meeting 12 months ago, this scenario was just beginning to play out. At the time, the Company had no clear view of the protracted nature of the downturn, no visibility about its ultimate impact on both its retail account base and consumers and no reliable indication of the ultimate direction of foreign exchange rate movements, all overlaid by general uncertainties surrounding the global banking system. To put it mildly, business was very unpredictable and that is why you saw the Company return to the market a few times through the year to provide updates on the Group's trading performance.

History now tells you the Company ended the year with underlying net profit after tax (NPAT) down by 9.2% (or down 13.3% in reported terms when including non-cash impairment charges) on the record NPAT of the prior year. I also note there was some currency benefit in the result, most notably when the Group translated profits back from its North American business.

Neither the Board nor management can ever be satisfied in delivering a negative performance, but the profit numbers don't really tell the whole story. They provide no insight into the level of introspection and analysis that occurred within the business; they provide no measure of the decisions made during the year to protect the long term interests of the business; and, in isolation, they provide no gauge on the extent of the Company's out-performance of its international peers.

There is a clear message I would like to communicate to shareholders today. This is a company that makes decisions in the medium to long-term interest of shareholders. Adherence to core strategy and actions taken in the business through the year were done so with this in mind and they have positioned the Company well to take advantage of any future upturn in general business conditions.

Among the actions taken have been a series of structural adjustments to overheads to better reflect the trading environment, the maintenance of regular pricing strategies in general to protect brand integrity, the completion of an international taxation agreement with regulators in France, the integration of the Sector 9 and DaKine acquisitions, the restructuring of Group credit facilities and the de-risking of the Company's balance sheet through a successful equity raising. When contemplating the capital raising, a primary consideration was to treat all existing shareholders equally – whether they be small retail investors or large institutional shareholders. It was heartening to see the interest in the offer and it was rewarding for the Company to ultimately allow approximately 99% of retail shareholders who requested more than their allocated entitlement to receive the full amount of shares for which they applied. The funds raised through the offer were used to pay down debt, which effectively extends the Group's borrowing headroom and provides enormous strength and flexibility on the balance sheet.

I would like to comment on remuneration as it is indeed attracting a significant amount of comment generally. One of the Board's ongoing roles is to ensure executive remuneration is aligned with company performance and in this respect there were a few developments through the year. There was a significant reduction in the payment of bonuses or the at-risk portion of remuneration for the 2009 financial year – in fact, most senior management had total remuneration package decreases in the range of 25 to 30%. Some previously awarded performance shares did not vest and a general salary freeze was adopted for the 2010 financial year. Frankly though, these are short-term measures and your Board would much rather see at-risk remuneration earned and received as performance incentives are targeted at shareholder value creation. Most importantly, goals set need to be a stretch, but achievable, to act as true incentives. Your Remuneration Committee spends considerable time, often with outside advisors, to set these parameters. To this end, in respect of the three-year Executive Performance Share Plan, the Committee has set an annual compound EPS growth target of 10% for the award proposed for the 2010 financial year. Given the effect of compounding, this implies that the Company will need to grow EPS by some 33% over the next three years for those shares to fully vest. This is challenging indeed when the Company is still feeling the effects of the global financial crisis during this financial year.

Your Board thinks it has set an appropriate reward structure to incentivise management to drive performance and the Board is confident they have the right experience, brands, balance sheet and strategy to deliver a strong outcome. Importantly, if management can perform in line with these hurdles, shareholders stand to be a significant beneficiary from the market value this is likely to create.

At times like these it is important to recognise the strengths of the business and build upon them. An ongoing focus on product design and development saw Billabong awarded the US Surf Industry Manufacturers Association (SIMA) Men's Apparel Brand of the Year title, Billabong Girls awarded the SIMA Women's Apparel Brand of the Year and Billabong's boardshorts made from recycled plastic bottles awarded the SIMA Environmental Product of the Year. Overall, the Group earned a total of 14 nominations across the 15 award categories in the SIMA awards. Billabong's key international surfing events continued to attract record online audiences and its premiere athletes remain in the hunt for this year's men's and women's world titles. The Group retained its industry-leading supply chain and its commitment to the application of the Social Accountability 8000 workplace standard in third party manufacturing facilities. It also continued to

voluntarily measure and report its global carbon footprint and it continued to implement strong governance standards in line with those set out by the Australian Securities Exchange Corporate Governance Council.

I would like to take this opportunity to thank all shareholders for their ongoing support of Billabong and I would like to thank and commend all employees for their resolve, their hard work and commitment through what has been a most testing time.

CEO'S ADDRESS
DEREK O'NEILL

Good morning everyone and thank you for taking the time to join the meeting this morning.

As the Chairman mentioned in his address, the theme when shareholders were here 12 months ago was one of great financial volatility and uncertainty as the world economy staged its dramatic descent. I'll provide a review of how the Group navigated through that environment shortly, but I'll preface it by indicating to you that it feels like the worst of the cycle in the United States is now behind us and the uncertainty is being replaced by hope that there is now a new base on which a recovery will be built. The confidence isn't flooding back, but there is a sprinkling of optimism on which a recovery is likely to be built.

But before I look too far ahead, let's look back at the 2008-09 financial year ... and it was a great year to be a global business given the slide in some regions was offset by strength in others. The European operations – and I acknowledge our European general manager Franco Fogliato who joins us here today – continued to show very strong growth, with reported sales revenue up 23.4% and EBITDA up 21.1%. Australasia, headed up by Shannan North who is also in the audience this morning, showed reported revenue growth of 7.6% and made further inroads into the emerging Asian territories. And the Americas, headed up by Paul Naude, grew reported revenues 34.9% following the acquisition of the DaKine, Sector 9 and Quiet Flight businesses. When combined, the growth in regional revenues lifted reported Group sales above the $1.5 billion level for the first time. But I acknowledge that all of this was somewhat overshadowed through the year by the global economic downturn.

Obviously there were many impacts from the global economic malaise, but the primary issue for Billabong was the effect on US consumer confidence and the flow-on consequences for the retail sector. Retail foot traffic dramatically diminished and sales levels declined and this triggered deep out-of-season discounting from both wholesalers and retailers as they sought to recover costs and clear inventory. So the slower sales, coupled with the unsustainable promotional environment, impacted profitability. This all started in the second quarter of the financial year and it continued through to the end of the fourth quarter. Where possible, Billabong sought to hold traditional pricing and, while this may have further impacted sales, management was looking beyond the short term to preserve brand integrity. Quite simply, management did not want to dilute individual brand integrity so it was looking to make decisions that were in the best long term interest of the brands. And given the uncertainty that gripped the world, it was hard to justify the immediate implementation of radical structural changes to manage through the cycle.

So what was the thinking as the business traded through the difficult environment? Management was of the view that because visibility was low it wasn't necessarily the best time to change course. Instead, it was a time to quickly interpret the environment but make considered, rational decisions. Management wanted to understand whether

the trends everyone was witnessing in the market were temporary or likely to be prolonged and it didn't want to make changes that created longer-term issues or threatened creativity within the business. So management was reasonably patient. The Group did undertake the orderly unwinding of some overhead, such as retail staffing levels, in response to the lower sales volumes. And it did look at every cost line in the business and made adjustments where appropriate. But management didn't panic and it didn't dilute brand integrity. The Group worked with retailers ... probably closer than it ever has ... and while some closed their doors under the twin impact of slowing sales and tight credit conditions, the Group generally emerged with stronger relationships. The Group worked smarter within its own retail, which provided a direct channel to clear the inventory overhang while managing brand integrity. Overall, management felt it found the appropriate balance between necessary change and the maintenance of infrastructure that supports the creativity on which each of the brands is built.

And while maintaining a strong focus on operational issues, the Group also worked on initiatives to support the financial stability and strength of the business. This included the renegotiation and subsequent restructuring of finance facilities to protect borrowing headroom against a then depreciating Australian dollar. The Group also looked ahead to the future rollover of its finance facilities and, with the freeze in credit markets showing only a modest sign of thawing, chose to pursue a capital raising to reduce future financing risk and strengthen the balance sheet.

So, come the end of the financial year, the Group was in good structural and financial shape. Its brands remained strong and in demand, it retained a deep pool of creative designers and product developers, it continued to support social and environmental initiatives that helped underpin the company culture, it was starting to find synergies from the integration of recent acquisitions, it had a powerful balance sheet and it had stability returning to the market in some key regions. So, within the global boardsports market, management's belief is that the Group is emerging from the downturn in a strong competitive position.

And that stands Billabong in good stead when the consumer recovery takes hold. As I indicated at the start of this address, it feels like the US has moved off the bottom and we are starting to see that through our own retail operations. I'm not indicating that it has turned dramatically or that the recovery will be swift, but it no longer feels like things are getting worse.

So, to use an appropriate analogy for a surf company, it feels like the tide has started to turn in the US and, from a trading perspective, the Group is a little ahead of expectations, particularly within company-owned retail operations. The test for the balance of the year is whether the recent performance in the US is sustainable and whether the trends emerging within the Group's own retail operations become apparent in coming months within the wider wholesale account base.

Looking elsewhere, Europe, the Group's standout performer in the 2008-09 financial year, is generally performing in line with expectations leading into the Northern Hemisphere winter. Australasia is also tracking generally as expected, with good trading in Australia countered by some softness in Japan, New Zealand and South Africa.

On the basis of the above trading trends, the Group reaffirms its previously stated guidance of 5% NPAT growth in constant currency terms for the 2009-10 financial year, when excluding the prior year's impairment charge, or 10% when including the impairment charge.

Given the significant currency volatility witnessed in recent times, how does this impact the Company's results in reported terms?

At the time of Billabong's 2008-09 full year profit announcement, this 5% NPAT growth in constant currency terms translated to flat NPAT growth in reported terms, excluding the prior year's impairment charge. The currency assumptions provided at that time were the actual average exchange rates for the month of July 2009 and an assumption that August exchange rates, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents, would remain constant for the balance of the 2009-10 financial year.

As an example only, based on the Group's current full year profit forecast and year-to-date October actual average monthly exchange rates and now assuming spot rates of AUD/USD 92 cents and AUD/Euro of 61 cents for the balance of the financial year, NPAT growth in reported terms would be down on the prior year by approximately 6% when excluding the prior year's impairment charge.

To assist shareholders in making their own determination of the future impact of the volatile Australian dollar on reported full-year results, the Company provides the following updated currency sensitivities:

- For the AUD/USD, each 1 cent movement in the average monthly exchange rate for the remaining eight months of the year above or below 92 cents will move reported NPAT by approximately $500,000.

- For the AUD/Euro, each 1 cent movement in the average monthly exchange rate for the remaining eight months of the year above or below 61 cents will move reported NPAT by approximately $1,000,000.

It's important to note there are a number of factors that are expected to affect the Group's first half year reported results. These include the first three months of the prior half year pre-dating the adverse impact of the global financial crisis, a foreign exchange gain of approximately $5 million being included in the prior half year, combined with lower foreign currency hedge rates for product purchases in Australia and Europe and the benefit of an extra three months trading results for the DaKine acquisition in the current half year. Combined, these factors are expected to contribute to the first half year NPAT result being down approximately 10% in constant currency terms when excluding the prior year's impairment charge.

The Group is forecasting a strong second half year NPAT result in constant currency terms, reflecting among other factors the benefit from various cost reduction programs as well as stronger foreign currency hedge rates for product purchases in Australia and Europe.

So, just to reiterate, the Group is reaffirming its previously stated guidance of 5% NPAT growth in constant currency terms for the 2009-10 financial year, when excluding the prior year's impairment charge, or 10% when including the impairment charge. The Group has provided the above currency sensitivities to allow stakeholders to form their own view on how currency movements will ultimately impact on Billabong's NPAT result in reported terms.

Finally, I would like to extend my personal thanks and congratulations to all Billabong group employees for their passion, resilience and ongoing work ethic through this most difficult of years. While Billabong, like most companies, has been impacted by the global downturn, I feel it has emerged with its culture and brand integrity intact and the business is both focused and in fine shape as we address the challenges of another year.

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

ANNUAL GENERAL MEETING RESOLUTIONS

GOLD COAST, 27 October 2009: Billabong International Limited, in accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, wishes to advise that all resolutions on the Notice of Annual General Meeting were passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 1 – RE-ELECTION OF MR. GORDON MERCHANT

Proxies available to vote for the resolution:	171,986,687
Proxies available to vote against the resolution:	2,776,395
Proxies available with open vote (proxy's discretion):	599,650
Total number of proxy votes available to be executed by all proxies validly appointed:	175,362,732
Proxies to abstain on the resolution:	385,405

RESOLUTION 2 – RE-ELECTION OF MS. COLETTE PAULL

Proxies available to vote for the resolution:	159,690,308
Proxies available to vote against the resolution:	14,559,701
Proxies available with open vote (proxy's discretion):	783,944
Total number of proxy votes available to be executed by all proxies validly appointed:	175,033,953
Proxies to abstain on the resolution:	714,184

RESOLUTION 3 – RE-ELECTION OF MR. PAUL NAUDE

Proxies available to vote for the resolution:	173,341,568
Proxies available to vote against the resolution:	1,415,703
Proxies available with open vote (proxy's discretion):	604,532
Total number of proxy votes available to be executed by all proxies validly appointed:	175,361,803
Proxies to abstain on the resolution:	386,334

RESOLUTION 4 – REMUNERATION REPORT

Proxies available to vote for the resolution:	154,784,245
Proxies available to vote against the resolution:	19,923,120
Proxies available with open vote (proxy's discretion):	599,584
Total number of proxy votes available to be executed by all proxies validly appointed:	175,306,949
Proxies to abstain on the resolution:	441,188

RESOLUTION 5 – AWARD OF SHARES TO MR. DEREK O'NEILL UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	150,421,462
Proxies available to vote against the resolution:	19,328,550
Proxies available with open vote (proxy's discretion):	564,691
Total number of proxy votes available to be executed by all proxies validly appointed:	170,314,703
Proxies to abstain on the resolution:	5,433,434

RESOLUTION 6 – AWARD OF SHARES TO MR. PAUL NAUDE UNDER THE EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	150,418,683
Proxies available to vote against the resolution:	19,329,739
Proxies available with open vote (proxy's discretion):	564,691
Total number of proxy votes available to be executed by all proxies validly appointed:	170,313,113
Proxies to abstain on the resolution:	5,435,024

RESOLUTION 7 – ADJUSTED EXERCISE PRICE (FROM $11.43 TO $11.08) OF OPTIONS GRANTED UNDER THE EXECUTIVE PERFORMANCE & RETENTION PLAN (EPRP) DURING THE 2008/09 FINANCIAL YEAR TO MR. DEREK O'NEILL, MR. CRAIG WHITE AND MR. SHANNAN NORTH

Proxies available to vote for the resolution:	150,362,878
Proxies available to vote against the resolution:	23,419,703
Proxies available with open vote (proxy's discretion):	566,591
Total number of proxy votes available to be executed by all proxies validly appointed:	174,349,172
Proxies to abstain on the resolution:	1,398,965

RESOLUTION 8 – ADJUSTED EXERCISE PRICE (FROM $11.43 TO $11.08) OF OPTIONS GRANTED UNDER THE EXECUTIVE PERFORMANCE & RETENTION PLAN (EPRP) DURING THE 2008/09 FINANCIAL YEAR TO MR. PAUL NAUDE

Proxies available to vote for the resolution:	150,360,866
Proxies available to vote against the resolution:	23,417,139
Proxies available with open vote (proxy's discretion):	575,550
Total number of proxy votes available to be executed by all proxies validly appointed:	174,353,555
Proxies to abstain on the resolution:	1,394,582

MARIA MANNING
COMPANY SECRETARY

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Billabong International Limited

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,782,183
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued 31/10/08, exercise price adjusted from A$11.43 to A$11.08 and expiring 31/10/15.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued pursuant to an Executive Performance & Retention Plan approved by shareholders at the Company's 2008 AGM on 28 October 2008. Exercise price adjusted as approved by shareholders at the Company's 2009 AGM on 27 October 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
252,863,336	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,782,183	Options expiring 31 October 2015 exercisable at $11.08 (BBGAI)
314,503	Options expiring 24 November 2015 exercisable at $10.80 (BBGAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	[signature]	Date: 27 October 2009

Print name: MARIA MANNING
Company Secretary

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	18 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	23 October 2009
No. of securities held prior to change	25,991 Edward Thomas Kunkel 90,042 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,033 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	402
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,683.64
No. of securities held after change	402 Edward Thomas Kunkel 116,033 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,435 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	23 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 October 2009
No. of securities held prior to change	71,816 Mrs Margaret Jackson 3,872 Ms Margaret Jackson <Lauren Donazzan A/c> 3,872 Ms Margaret Jackson <Matthew Donazzan A/c> 6,245 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,224 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 45,948 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,490 Roger Donazzan 28,000 WJ & DJ Jackson **270,259 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	2,710
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31,573.82
No. of securities held after change	72,925 Mrs Margaret Jackson 3,932 Ms Margaret Jackson <Lauren Donazzan A/c> 3,932 Ms Margaret Jackson <Matthew Donazzan A/c> 6,341 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,706 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 46,658 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,683 Roger Donazzan 28,000 WJ & DJ Jackson **272,969 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the Billabong Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	BILLABONG INTERNATIONAL LIMITED
Fax number	0755899654
From	ASX Limited - Company Announcements Office
Date	02-Nov-2009
Time	15:55:02
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	28/10/2009
The previous notice was given to the company on	23/10/2009
The previous notice was dated	20/10/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	11,019,856	4.37%	13,543,514	5.36%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,754,105	0.70% see note 1 at the end of this form	1,838,056	0.73% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL	12,773,961	5.07%	15,381,570	6.08%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of Shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,567 Fully paid ordinary shares	2,567
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	12,593,380 Fully paid ordinary shares	12,593,380
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	396,403 Fully paid ordinary shares	396,403
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	75,561 Fully paid ordinary shares	75,561
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	1,694,711 Fully paid ordinary shares* See note 1 on the last page of this form.	1,694,711
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	475,603 Fully paid ordinary shares	475,603
Realindex Investments Limited	Citicorp Nominees Pty Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities.	143,345 Fully paid ordinary shares	143,345
Grand Total					15,381,570

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Realindex Investments Limited	Level 7 48 Martin Place Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton - Company Secretary

Dated the 2 day of November 2009.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 28/10/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust I
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust I
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-1G Medallion Trust
Series 2002-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holderof Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 28/10/2009

John Damien Hatton – Company Secretary

RealIndex Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
21 Oct 2009	Citicorp Nominees Pty Limited	SELL	-15729	-180476
Total			**-15729**	**-180476**
Entity Total			**-15729**	**-180476**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Oct 2009	BNP Paribas Securities	BUY	676	7872
23 Oct 2009	BNP Paribas Securities	BUY	10573	120031
26 Oct 2009	BNP Paribas Securities	BUY	55321	608470
27 Oct 2009	BNP Paribas Securities	ADJ	-1	0
27 Oct 2009	BNP Paribas Securities	BUY	6068	65101
27 Oct 2009	BNP Paribas Securities	BUY	44498	478866
28 Oct 2009	BNP Paribas Securities	BUY	11991	123145
Total			**129126**	**1403485**

Date	Registered Company	Transaction type	Quantity	Consideration
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	10	121
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	167	1896
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	871	9580
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	96	1030
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	700	7533
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	189	1941
Total			**2033**	**22101**
Entity Total			**131159**	**1425586**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
21 Oct 2009	Citicorp Nominees Pty Limited	BUY	1200	13783
21 Oct 2009	Citicorp Nominees Pty Limited	BUY	107039	1228696
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	2705	31518
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	13905	162000
26 Oct 2009	Citicorp Nominees Pty Limited	SELL	-8407	-91992
26 Oct 2009	Citicorp Nominees Pty Limited	SELL	-8293	-91152
26 Oct 2009	Citicorp Nominees Pty Limited	SELL	-7548	-82575
26 Oct 2009	Citicorp Nominees Pty Limited	SELL	-921	-10190
Total			**99680**	**1160088**
Entity Total			**99680**	**1160088**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
21 Oct 2009	Citicorp Nominees Pty Limited	BUY	150000	1724027
22 Oct 2009	Citicorp Nominees Pty Limited	BUY	294877	3366716
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	176	2047
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	1710	19926
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	2408	28054
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	2794	31719
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	3381	39390
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	9889	115214
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	26721	303354
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	34858	406128

23 Oct 2009	Citicorp Nominees Pty Limited	BUY	37729	428323
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	52706	598351
23 Oct 2009	Citicorp Nominees Pty Limited	BUY	119310	1354482
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	674	7388
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	14619	160793
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	139806	1537712
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	166223	1828270
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	197400	2171183
26 Oct 2009	Citicorp Nominees Pty Limited	BUY	275760	3033057
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	1604	17209
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	11759	126545
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	15335	164524
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	21652	232297
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	30245	324488
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	112454	1210176
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	158779	1708703
27 Oct 2009	Citicorp Nominees Pty Limited	BUY	221810	2387012
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	3169	32545
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	30303	311206
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	42786	439404
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	59770	613827
28 Oct 2009	Citicorp Nominees Pty Limited	BUY	151792	1558875
Total			**2392499**	**26282945**
Entity Total			**2392499**	**26282945**
Grand Total			**2607609**	**28688140**

End of Annexure B

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

FACSIMILE

To	**BILLABONG INTERNATIONAL LIMITED**	Facsimile Number	07 5589 9800
Refer	**Company Secretary**	Telephone Number	
From	CBA Group Secretariat	Facsimile Number	
Sender	Jerry Hannah	Telephone Number	(02) 9303 7927
Date	16 November 2009	Number of Pages	8 pages including this page
Subject	**Change in Substantial Shareholding – Form 604**		

We enclose Form 604 lodged with the ASX today.

The attached notice may include holdings of certain registered managed investment schemes which have the benefit of ASIC relief.

Those holdings will have an asterisk against them and refer the reader to a note at the end of the notice. If those holdings are so marked, please read the note on the last page of the notice.

A copy of the ASIC relief is available upon request or through ASIC.

SHANE MCLAY
Senior Manager Corporate Actions
COLONIAL FIRST STATE INVESTMENT LTD

BROOKE HUDSON
Authorised Signature

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Billabong International Limited

ACN/ARSN: 084 923 946

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	10/11/2009
The previous notice was given to the company on	02/11/2009
The previous notice was dated	28/10/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	13,543,514	5.35%	15,980,853	6.32%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,838,056	0.73% see note 1 at the end of this form	1,917,556	0.76% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL	15,381,570	6.08%	17,898,409	7.08%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of Shares	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	2,777 Fully paid ordinary shares	2,777
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	14,889,803 Fully paid ordinary shares	14,889,803
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	535,043 Fully paid ordinary shares	535,043
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	77,627 Fully paid ordinary shares	77,627
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	1,774,211 Fully paid ordinary shares* See note 1 on the last page of this form.	1,774,211
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	475,603 Fully paid ordinary shares	475,603
Realindex Investments Limited	Citicorp Nominees Pty Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities.	143,345 Fully paid ordinary shares	143,345
Grand Total					17,898,409

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Realindex Investments Limited	Level 7 48 Martin Place Sydney NSW 2000

7. Signature

NOTE 1–(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2–(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 16 day of November 2009.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 10/11/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited	ASB Capital Limited
ASB Capital No.2 Limited	ASB Group (Life) Limited
ASB Holdings Limited	Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)	Burdekin Investments Limited
CBA (Delaware) Finance Incorporated	CBA (Europe) Finance Limited
CBA Asia Limited	CBA Capital Trust 1
CBA Capital Trust II	CBA Funding (NZ) Limited
CBA Funding Trust 1	CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited	CBA USD Funding Limited
CBCL Australia Limited	CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)	CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited	Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)	Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)	Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)	Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited	Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)	Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust	Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited	CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l	CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)	Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)	Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)	CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)	Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited	D Compartment ABI Lux Co
eCommlegal Pty Ltd	Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC	First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)	First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)	FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)	Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)	GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)	GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)	Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)	IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)	Kiwi Income Properties Limited
Kiwi Property Management Limited	Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)	Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)	Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G	Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G	Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P	Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G	Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)	National Bank of Fiji Limited
Newport Limited	Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited	PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)	Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)	PT Astra CMG Life
PT Bank Commonwealth	Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-1G Medallion Trust	Series 2002-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)	SHIELD Series 21
SHIELD Series 50	Sovereign Group Limited
Sovereign Limited	Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited	

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holderof Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 10/11/2009

John Damien Hatton – Company Secretary

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2009	BNP Paribas Securities	BUY	2972	30511
02 Nov 2009	BNP Paribas Securities	BUY	5770	57940
03 Nov 2009	BNP Paribas Securities	BUY	28676	290604
04 Nov 2009	BNP Paribas Securities	BUY	18407	185561
05 Nov 2009	BNP Paribas Securities	BUY	35141	348561
06 Nov 2009	BNP Paribas Securities	BUY	12258	122931
09 Nov 2009	BNP Paribas Securities	BUY	5438	55955
09 Nov 2009	BNP Paribas Securities	BUY	20402	211193
10 Nov 2009	BNP Paribas Securities	BUY	9576	101728
Total			**138640**	**1404984**

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	46	472
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	92	924
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	455	4611
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	292	2944
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	505	5009
06 Nov 2009	Citicorp Nominees Pty Limited	BUY	176	1765
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	77	792
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	288	2981
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	135	1434
Total			**2066**	**20932**
Entity Total			**140706**	**1425916**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Oct 2009	Citicorp Nominees Pty Limited	BUY	32100	334356
30 Oct 2009	Citicorp Nominees Pty Limited	SELL	-300	-3159
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	30000	301517
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	20000	202851
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	15900	159656
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	4100	40832
06 Nov 2009	Citicorp Nominees Pty Limited	SELL	-6199	-61939
06 Nov 2009	Citicorp Nominees Pty Limited	SELL	-5201	-52057
09 Nov 2009	Citicorp Nominees Pty Limited	SELL	-10900	-112714
Total			**79500**	**809343**
Entity Total			**79500**	**809343**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	739	7587
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	6625	68014
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	9946	102108
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	13587	139487
29 Oct 2009	Citicorp Nominees Pty Limited	BUY	148208	1521533
30 Oct 2009	Citicorp Nominees Pty Limited	BUY	316134	3276002
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	1492	14982
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	14486	145462
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	18776	188540
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	20337	204215
02 Nov 2009	Citicorp Nominees Pty Limited	BUY	28249	283664
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	660	6682
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	7416	75154

03 Nov 2009	Citicorp Nominees Pty Limited	BUY	71991	729559
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	101071	1024257
03 Nov 2009	Citicorp Nominees Pty Limited	BUY	140391	1422727
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	4760	47986
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	46210	465844
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	64877	654027
04 Nov 2009	Citicorp Nominees Pty Limited	BUY	90115	908451
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	9144	90699
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	88076	873619
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	124369	1233607
05 Nov 2009	Citicorp Nominees Pty Limited	BUY	172765	1713643
06 Nov 2009	Citicorp Nominees Pty Limited	BUY	3190	31991
06 Nov 2009	Citicorp Nominees Pty Limited	BUY	30724	308119
06 Nov 2009	Citicorp Nominees Pty Limited	BUY	43384	435082
06 Nov 2009	Citicorp Nominees Pty Limited	BUY	60268	604405
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	1420	14611
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	5328	55153
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	13607	140011
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	19315	198745
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	26921	277008
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	39834	409878
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	51054	528490
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	72468	750159
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	101005	1045562
09 Nov 2009	Citicorp Nominees Pty Limited	BUY	149455	1547097
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	2501	26569
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	23962	254554
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	34012	361317
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	47406	503605
10 Nov 2009	Citicorp Nominees Pty Limited	BUY	70145	745167
Total			**2296423**	**23435372**
Entity Total			**2296423**	**23435372**

Avanteos Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
29 Oct 2009	Avanteos Investments Limited	BUY	210	2192
Total			**210**	**2192**
Entity Total			**210**	**2192**

Grand Total			**2516839**	**25672821**

End of Annexure B

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	27 October 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	18 November 2009
No. of securities held prior to change	402 Edward Thomas Kunkel 116,033 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,435 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	402
Number disposed	402
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,160.70
No. of securities held after change	116,435 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,435 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade to transfer shares from Edward Thomas Kunkel to ETK Nominees Pty Limited <ETK Super Fund A/C>.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

SWELL.COM ACQUISITION

GOLD COAST, 24 November 2009: Billabong International Limited today announced it has entered into a conditional agreement to acquire the United States-based online boardsports retailer Swell.com (Swell).

Swell, founded in 1999, is a leading online retailer in the US boardsport sector and sells many of the industry's leading brands.

The purchase price is not material and is subject to a confidentiality agreement. Swell is expected to contribute less than 1% of Group revenue and be slightly earnings per share positive in its first full year in the Billabong Group.

MARIA MANNING
COMPANY SECRETARY

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	27 October 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24 November 2009
No. of securities held prior to change	72,925 Mrs Margaret Jackson 3,932 Ms Margaret Jackson <Lauren Donazzan A/c> 3,932 Ms Margaret Jackson <Matthew Donazzan A/c> 6,341 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,706 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 46,658 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,683 Roger Donazzan 28,000 WJ & DJ Jackson **272,969 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	3,932
Number disposed	3,932

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,303.00
No. of securities held after change	76,857 Mrs Margaret Jackson 3,932 Ms Margaret Jackson <Lauren Donazzan A/c> 6,341 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,706 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 46,658 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Jackazzan Pty Ltd <M A Jackson Superannuation Fund a/c> 12,683 Roger Donazzan 28,000 WJ & DJ Jackson **272,969 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade to transfer shares from Ms Margaret Jackson <Matthew Donazzan A/c> to Mrs Margaret Jackson.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	